AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 1, 2000
                                                      REGISTRATION NO. 333-xxxxx
                                                                        811-8374

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                       and

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                AMENDMENT NO. 10
                    JPF VARIABLE ANNUITY SEPARATE ACCOUNT II

                           (Exact Name of Registrant)

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
                               (Name of Depositor)

             100 N. Greene Street, Greensboro, North Carolina 27401
              (Address of Depositor's Principal Executive Offices)

                                 (336) 691-3000
               (Depositor's Telephone Number, including Area Code)

NAME AND ADDRESS OF
AGENT FOR SERVICE:                        COPY TO:
Shari J. Lease, Esquire                   Joan E. Boros, Esq.
Jefferson Pilot Financial Insurance       Christopher S. Petito, Esq.
   Company                                Jorden Burt Boros Cicchetti
One Granite Place                            Berenson & Johnson LLP
Concord, NH 03301                         1025 Thomas Jefferson Street, N.W.
                                          Suite 400 East
                                          Washington, D.C. 20007

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
As soon as practicable after effectiveness of the Registration Statement

TITLE OF SECURITIES BEING REGISTERED:
Variable Portion of Variable Deferred Annuity Contracts

No filing fee is due because an indefinite number of shares is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

                           Prospectus: August 1, 2000

                         The Allegiance Variable Annuity
                                    Issued by
                   Jefferson Pilot Financial Insurance Company
                             In connection with its
                    JPF Variable Annuity Separate Account II
One Granite Place, Concord, NH 03301    Telephone No.: 1-800-258-3648, Ext. 5394
--------------------------------------------------------------------------------


This Prospectus describes the Allegiance Variable Annuity (the "Contract"), an individual flexible premium deferred variable annuity contract offered by Jefferson Pilot Financial Insurance Company ("we", "our" or the "Company"). The Contract is designed to help you plan for retirement or other long-term purposes. You may purchase it on either a tax qualified or non-tax qualified basis.

Because this is a flexible premium annuity contract, you may pay multiple premium payments. We allocate your premium payments among the 19 Variable Sub-accounts of the JPF Variable Annuity Separate Account II and the two Interest Rate Guarantee Periods of the Capital Developer Account in the proportions that you choose. You may also allocate your premium payments to the Dollar Cost Averaging Fixed Account ("DCA Fixed Account") if you participate in our dollar cost averaging program. Each Variable Sub-account invests exclusively in shares of one of the following Portfolios:

JPVF International Equity Portfolio
JPVF World Growth Stock Portfolio
JPVF Emerging Growth Portfolio
JPVF Capital Growth Portfolio
JPVF Small Company Portfolio
JPVF Growth Portfolio
JPVF S&P 500 Index Portfolio
JPVF Value Portfolio
JPVF Balanced Portfolio
JPVF High Yield Bond Portfolio
JPVF Money Market Portfolio
Fidelity VIP Growth Portfolio
Fidelity VIP Equity-Income Portfolio
Fidelity VIP II Contrafund [RegTM] Portfolio
MFS Research Series
MFS Utilities Series
Oppenheimer Capital Appreciation Fund/VA
Oppenheimer Bond Fund/VA
Oppenheimer Strategic Bond Fund/VA

We may make available other allocation options in the future. Not all Variable Sub-accounts, Interest Rate Guarantee Periods or the DCA Fixed Account may be available in all states. You may not purchase a Non-Qualified Contract if you or the Annuitant are over 90 years old. You may not purchase certain types of Qualified Contracts if you are over 80 years old. (cont.)


Your Contract Value will vary up or down depending on the investment performance of the Variable Sub-accounts to which you have allocated your premium payments. We do not guarantee any minimum Contract Value for amounts allocated to the Variable Sub-accounts. Amounts which you allocate to the Capital Developer Account or the DCA Fixed Account will earn a specified interest rate. A Market Value Adjustment ("MVA") could increase or decrease the value of amounts withdrawn, transferred, or annuitized from the Capital Developer Account.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



This Prospectus sets forth the information you should know about the Contract. You should read it before investing and keep it for future reference. We have filed a Statement of Additional Information with the Securities and Exchange Commission ("SEC"). The current Statement of Additional Information is dated August 1, 2000. The information in the Statement of Additional Information is incorporated by reference in this Prospectus. You can obtain a free copy by writing us or calling us at the address or telephone number given above. The Table of Contents of the Statement of Additional Information appears at page 44 of this Prospectus.


THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED OR PRECEDED BY CURRENT PROSPECTUSES FOR THE PORTFOLIOS LISTED ABOVE. PLEASE READ THIS PROSPECTUS AND THE PROSPECTUSES FOR THE PORTFOLIOS CAREFULLY AND RETAIN THEM FOR YOUR FUTURE REFERENCE.

Contracts and shares of the Portfolios are not deposits or obligations of or guaranteed by any bank. They are not federally insured by the FDIC or any other government agency. Investing in the Contract involves certain investment risks, including possible loss of the principal invested. THIS PROSPECTUS AND OTHER INFORMATION ABOUT THE JPF VARIABLE ANNUITY SEPARATE ACCOUNT II REQUIRED TO BE FILED WITH THE SEC CAN BE FOUND IN THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV OR MAY BE OBTAINED FROM THE SEC'S PUBLIC REFERENCE ROOM BY CALLING 202-942-8090.

table of contents
--------------------------------------------------------------------------------

                                                                            Page

DEFINITIONS                                                                  4
FEE TABLES                                                                   6
   Contract Owner Transaction Expenses                                       6
   Separate Account Annual Expenses                                          6
   Fund Annual Expenses                                                      6
   Examples                                                                  7
QUESTIONS AND ANSWERS ABOUT YOUR CONTRACT                                    9
CONDENSED FINANCIAL INFORMATION                                              9
ALLOCATION OPTIONS                                                          13
   Separate Account Investments                                             16
   Mixed and Shared Funding: Conflicts of Interest                          18
   The Capital Developer Account                                            18
   Market Value Adjustment                                                  19
   Dollar Cost Averaging Fixed Account Option                               20
THE ALLEGIANCE VARIABLE ANNUITY CONTRACT                                    20
   Contract Application and Issuance of Contracts                           20
      Free Look Period                                                      20
   Premium Payments                                                         21
      Initial Premium Payment                                               21
      Additional Premium Payments                                           21
      Allocation of Premium Payments                                        21
      Payment Not Honored by Bank                                           21
   Contract Value                                                           21
      Separate Account Accumulation Unit Value                              22
      Minimum Contract Value                                                22
   Transfers                                                                22
      Telephone Transfers and Reallocations                                 23
   Dollar Cost Averaging                                                    23
   Automatic Rebalancing                                                    24
DISTRIBUTIONS UNDER THE CONTRACT                                            24
   Surrenders and Partial Withdrawals                                       24
   Systematic Withdrawal Plan                                               25
   Annuity Payments                                                         25
      Maturity Date                                                         26
      Election of Annuity Payment Option                                    26
      Taxes                                                                 26
   Annuity Payment Options                                                  26
   Death Benefit                                                            28
      Death of Contract Owner Prior to Maturity Date                        28
      IRS Required Distribution                                             28
      Death of Annuitant Prior to Maturity Date                             28
      Death of Annuitant on or After Maturity Date                          29

      Death of Contract Owner on or After Maturity Date                     29
      Contract Owner's Spouse as Beneficiary                                29
      Payment of Death Benefit to Beneficiary                               29
   Beneficiary                                                              29
   Change of Contract Owner                                                 29
   Restrictions Under the Texas Optional Retirement Program                 29
   Restrictions Under Qualified Contracts                                   30
   Restrictions Under Section 403(b) Plans                                  30
CHARGES AND DEDUCTIONS                                                      30
   Surrender Charge                                                         30
   Mortality and Expense Risk Charge                                        31
   Administrative Expense Charge                                            31
   Annual Administrative Fee                                                31
   Transfer Charge                                                          32
   Premium Taxes                                                            32
   Federal, State and Local Taxes                                           32
   Other Expenses Including Investment Advisory Fees                        32
   Reduction in Charges for Certain Groups                                  32
CERTAIN FEDERAL INCOME TAX CONSEQUENCES                                     32
   Taxation of Annuities                                                    33
      In General                                                            33
      Possible Changes in Taxation                                          34
      Surrenders and Partial Withdrawals from Qualified Contracts           34
      Surrenders and Partial Withdrawals from Non-Qualified Contracts       34
      Annuity Payments                                                      34
      Penalty Tax                                                           34
      Death Benefit Proceeds                                                35
      Gifts and other Transfers or Exchanges of the Contract                35
      Multiple Contracts                                                    35
      Withholding                                                           35
      Other Tax Consequences                                                35
   Qualified Plans                                                          35
      Qualified Pension and Profit Sharing Plans                            36
      Individual Retirement Annuities                                       36
      Tax-Sheltered Annuities                                               36
      Section 457 Deferred Compensation Plans                               36
JEFFERSON PILOT FINANCIAL INSURANCE COMPANY                                 37
   The Separate Account                                                     38
DISTRIBUTOR OF THE CONTRACTS                                                38
VOTING RIGHTS                                                               39
ADDITIONAL INFORMATION ABOUT THE SEPARATE ACCOUNT                           39
   Addition, Deletion, or Substitution of Investments                       39
   Performance Data                                                         40
   Company Ratings                                                          41
GENERAL CONTRACT PROVISIONS                                                 42
LEGAL PROCEEDINGS                                                           43

AVAILABLE INFORMATION                                                       43
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS                       44
APPENDIX I--SURRENDER CHARGE CALCULATION                                    I-1
APPENDIX II--MARKET VALUE ADJUSTMENT CALCULATION AND EXAMPLES               II-1
FUND PROSPECTUSES  (not part of this Prospectus)
   Jefferson Pilot Variable Fund, Inc.
   Fidelity's Variable Insurance Products Funds
   MFS Variable Insurance Trust
   Oppenheimer Variable Account Funds

--------------------------------------------------------------------------------
This Prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. No dealer, salesperson or other person is authorized to give any information or make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such other information or representations must not be relied upon.
--------------------------------------------------------------------------------
definitions
--------------------------------------------------------------------------------

Accumulation Period--The period during which you can make payments to us. The Accumulation Period is the period between the Contract Date and the Maturity Date.

Accumulation Unit--A unit of measure which we use to calculate Separate Account Value during the Accumulation Period.

Annuitant--The natural person upon whose life the Annuity Payments are based. You will be the Annuitant unless you name someone else to be the Annuitant in the application. The Annuitant named in the application cannot be changed unless the Annuitant dies before the Maturity Date.

Annuity Payments--The payments we make to the Payee beginning on the Maturity Date. The amount of the Annuity Payments will be based on the Contract Value and the age (and, in some states, the sex) of the Annuitant on the Maturity Date, and the Annuity Payment option and payment frequency that you select.

Annuity Period--The period during which we make Annuity Payments to you. The Annuity Period begins on the Maturity Date and ends with the last Annuity Payment.

Annuity Unit--A unit of measure used to determine the amount of each variable Annuity Payment.

Beneficiary--The person or entity you designate to receive the Death Benefit under the Contract.

Capital Developer Account--An allocation option available under the Contract that provides a Guaranteed Interest Rate for a specified Interest Rate Guarantee Period. This rate will never be less than 3% per year. We guarantee the Capital Developer Account, and it is not part of the Separate Account.

Capital Developer Account Value--The portion of your Contract Value held in the Capital Developer Account.

Company ("our", "we", "us")--Jefferson Pilot Financial Insurance Company.

Contract--The Allegiance Variable Annuity, an individual flexible premium deferred variable annuity contract that is described in this Prospectus.

Contract Date--The effective date of your Contract and the date from which we measure Contract Years, quarters, months and anniversaries.

Contract Owner ("you", "your")--The person or entity entitled to the ownership rights of the Contract. The Contract Owner is the person in whose name the Contract is issued, unless otherwise changed. Joint Contract Owners are permitted only if they are spouses.

Contract Value--The value of all of the Accumulation Units held under your Contract in the Separate Account plus the value of all amounts held under your Contract in the Capital Developer Account and the DCA Fixed Account.

Contract Year--The first Contract Year is the annual period which begins on the Contract Date. Subsequent Contract Years begin on each anniversary of the Contract Date.


DCA Fixed Account--An allocation option available under the Contract that may be used solely to hold premium payments prior to their allocation to the Variable Sub-Accounts through our Dollar Cost Averaging Program which is described on pages 23-24 below.


Death Benefit--The amount payable upon the death of the Contract Owner during the Accumulation Period.

Due Proof of Death--Information we require to process a claim for a Death Benefit, including a death certificate and a death claim form acceptable to us.

Guaranteed Interest Rate--The applicable effective annual interest rate which the Company will credit and compound annually on the Capital Developer Account Value during each Interest Rate Guarantee Period. The rate is guaranteed to be at least three percent per year.

Interest Rate Guarantee Period--A specified period which begins on the date that a premium payment is allocated to (or a portion of Contract Value is transferred to) the Capital Developer Account to accumulate at a Guaranteed Interest Rate. Currently we offer one and seven-year Interest Rate Guarantee Periods.

Issue Age--The age of the Contract Owner on the Contract Date.

Jefferson Pilot Variable Fund, Inc. ("JPVF")--An open-end management investment company registered under the Investment Company Act of 1940 ("1940 Act").

Jefferson Pilot Funds--The Portfolios of JPVF which are available under the Contract-- International Equity Portfolio, World Growth Stock Portfolio, Emerging Growth Portfolio, Capital Growth Portfolio, Small Company Portfolio, Growth Portfolio, S&P 500 Index Portfolio, Value Portfolio, Balanced Portfolio, High Yield Bond Portfolio and Money Market Portfolio.

Market Value Adjustment ("MVA")--A positive or negative adjustment applied to the Capital Developer Account Value in the event of a full surrender, partial withdrawal, transfer or annuitization that is requested before the end of an Interest Rate Guarantee Period. The MVA does not apply during the last 30 days of an Interest Rate Guarantee Period.

Maturity Date--The date on which we make the first Annuity Payment under the Contract. The latest Maturity Date you may choose is the later of the Annuitant's 85th birthday or 10 years from the Contract Date.


MFS Funds--Series of the MFS[RegTM] Variable Insurance Trust which are available under the Contract--MFS Research Series and MFS Utilities Series.

MFS[RegTM] Variable Insurance Trust--An open-end management investment company registered under the 1940 Act.


Net Premium Payment --A premium payment less any applicable Premium Tax.

Oppenheimer Funds--The Portfolios of the OVAF which are available under the Contract--Oppenheimer Capital Appreciation Fund/VA, Oppenheimer Strategic Bond Fund/VA and Oppenheimer Bond Fund/VA.

Oppenheimer Variable Account Funds ("OVAF")--An open-end management investment company registered under the 1940 Act.

Payee--The person or entity you designate to receive Annuity Payments under the Contract.

Portfolios--The Jefferson Pilot Funds, VIP Portfolios, MFS Funds and Oppenheimer Funds.

Premium Tax--A tax imposed by certain states when a premium payment is paid, Annuity Payments begin, a partial withdrawal is made, or the Contract is surrendered.

Request--A request in a form satisfactory to us which is received by our Variable Annuity Service Center.

Separate Account--The JPF Variable Annuity Separate Account II, a separate account of Jefferson Pilot Financial Insurance Company. The Separate Account consists of assets set aside by the Company, the investment performance of which is kept separate from that of the general assets and all other separate account assets of the Company. The Separate Account is registered as a unit investment trust under the 1940 Act.

Separate Account Value--The portion of Contract Value held in the Separate Account. There is no guaranteed or minimum Separate Account Value.

Surrender Value--Proceeds payable upon a full surrender of the Contract, equal to:

      (a)   the Contract Value;

      (b)   plus or minus any applicable MVA;

      (c)   minus any applicable Surrender Charge;

      (d)   minus the Annual Administrative Fee; and

      (e) minus any applicable Premium Tax payable by us and not previously deducted.

Tax Code--The Internal Revenue Code of 1986, as amended.

Treasury Rate--The applicable effective annual U.S. Treasury Rate used by us for determining the MVA applicable to a surrender, partial withdrawal, transfer, or annuitization from the Capital Developer Account at any given time.

Valuation Day--Any day on which the New York Stock Exchange is open for trading except when the Securities and Exchange Commission has determined that a state of emergency exists. In addition, the Company will be closed on the following local or regional business holidays which shall not constitute a Valuation Day:
Good Friday, the Friday following Thanksgiving and the day before and/or following Christmas Day.

Valuation Period--The period of time beginning at the close of business on the New York Stock Exchange on any Valuation Day and ending at the close of business on the next Valuation Day. A Valuation Period may be more than one day.

Variable Annuity Service Center--P.O. Box 515, Concord, NH 03302-0515. Notices, Requests and premium payments under the Contract must be sent to the Company's Variable Annuity Service Center.

Variable Sub-account--Separate Account assets are divided into Variable Sub-accounts. Assets of each Variable Sub-account will be invested in shares of the corresponding Portfolio.

VIP Funds--The Variable Insurance Products Fund ("VIP") and the Variable Insurance Products Fund II ("VIP II"), which are open-end diversified management investment companies registered under the 1940 Act.

VIP Portfolios--The Portfolios of the VIP Funds which are available under the Contracts--VIP Equity-Income Portfolio, VIP Growth Portfolio and VIP II Contrafund[RegTM] Portfolio.

fee tables
--------------------------------------------------------------------------------

Contract Owner Transaction Expenses
   Sales Charge on Premium Payments      None
   Maximum Surrender Charge
      (as a % of Contract Value
      surrendered)(1)                    6%
   Annual Administrative Fee (2)         The lesser of $30 per Contract or 2% of

                                         Contract Value

   Transfer Fee                          No fee for first 15 transfers each
                                         year; $10 for each additional transfer
                                         (currently not assessed)


Separate Account Annual Expenses
  (effective annual rate as a
  percentage of average account value)
  Mortality and Expense Risk Charge      1.25%
  Administrative Expense Charge          0.15%


Total Separate Account Annual Expenses   1.40%

(1) The Surrender Charge is not applicable after the seventh Contract Year or to the first 10% of Contract Value withdrawn or surrendered during each Contract Year. (See "Free Surrender Amount.")

(2) This fee is waived if, on the last day of the Contract Year, your Contract Value is at least $30,000 or if 100% of your Contract Value is allocated to the Capital Developer Account.

Portfolio Annual Expenses
(as a percentage of average net assets)

                                                     Management      Other     Total Portfolio
                                                        Fees        Expenses   Annual Expenses
JPVF International Equity Portfolio                     1.00%         0.25%         1.25%
JPVF World Growth Stock Portfolio                       0.75%         0.13%         0.88%
JPVF Emerging Growth Portfolio                          0.80%         0.14%         0.94%
JPVF Capital Growth Portfolio                           1.00%         0.07%         1.07%
JPVF Small Company                                      0.75%         0.11%         0.86%
JPVF Growth Portfolio                                   0.75%         0.21%         0.96%
JPVF S&P 500 Index Portfolio Portfolio
(after expense reimbursement)                           0.24%         0.04%         0.28%(1)
JPVF Value Portfolio                                    0.75%         0.10%         0.85%
JPVF Balanced Portfolio                                 0.75%         0.15%         0.90%
JPVF High Yield Bond Portfolio                          0.75%         0.40%         1.15%
JPVF Money Market Portfolio                             0.50%         0.10%         0.60%
MFS Research Series                                     0.75%         0.11%         0.86%
MFS Utilities Series                                    0.75%         0.26%         1.01%
Oppenheimer Capital Appreciation Fund/VA                0.68%         0.02%         0.70%
Oppenheimer Bond Fund/VA                                0.72%         0.01%         0.73%
Oppenheimer Strategic Bond Fund/VA                      0.74%         0.04%         0.78%
VIP Equity-Income Portfolio                             0.48%         0.09%         0.57%(2)
VIP Growth Portfolio                                    0.58%         0.08%         0.66%(2)
VIP II Contrafund [RegTM] Portfolio                     0.58%         0.09%         0.67%(2)

(1) JPVF S&P 500 Index Portfolio commenced operating on May 1, 2000. Total Portfolio Annual Expenses for this Portfolio are based on estimated "Other Expenses" for the fiscal year ending December 31, 2000. The Portfolio's investment adviser has agreed to reimburse the Portfolio for total annual expenses above 0.28% of average net assets. Without such reimbursement, estimated total annual expenses are expected to be 0.35%.

(2) FMR or the fund has entered into varying arrangements with third parties who either pair or reduced a portion of the class' expenses. With these arrangements, the total annual expenses presented in the table were 0.56% for the VIP Equity Income Portfolio, 0.65% for the VIP Growth Portfolio, and 0.65% for the VIP II Contrafund [RegTM] Portfolio.

Examples

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets (and assuming the entire Contract Value is allocated to the applicable Variable Sub-account):

1. If you surrender the Contract or if the Contract is annuitized for less than five years, you would pay the following expenses on a $1,000 investment assuming a 5% annual return on assets:

--------------------------------------------------------------------------------
                                     1 Year     3 Years     5 Years    10 Years
--------------------------------------------------------------------------------
Variable Sub-accounts:
--------------------------------------------------------------------------------
JPVF International Equity
Portfolio                             $89        $153        $203        $380
--------------------------------------------------------------------------------
JPVF World Growth Stock Portfolio     $85        $142        $184        $334
--------------------------------------------------------------------------------
JPVF Emerging Growth Portfolio        $86        $144        $187        $342
--------------------------------------------------------------------------------
JPVF Capital Growth Portfolio         $87        $147        $194        $358
--------------------------------------------------------------------------------
JPVF Small Company Growth             $85        $141        $183        $332
--------------------------------------------------------------------------------
JPVF Growth Portfolio                 $86        $144        $188        $344
--------------------------------------------------------------------------------
JPVF S&P 500 Index Portfolio          $80        $124        $152        $256
--------------------------------------------------------------------------------
JPVF Value Portfolio                  $85        $141        $182        $330
--------------------------------------------------------------------------------
JPVF Balanced Portfolio               $86        $142        $185        $337
--------------------------------------------------------------------------------
JPVF High Yield Bond Portfolio        $88        $150        $198        $368
--------------------------------------------------------------------------------
JPVF Money Market Portfolio           $83        $134        $169        $298
--------------------------------------------------------------------------------
MFS Research Series                   $85        $141        $183        $332
--------------------------------------------------------------------------------
MFS Utilities Series                  $87        $146        $191        $350
--------------------------------------------------------------------------------
Oppenheimer Capital Appreciation
Fund/VA                               $84        $137        $174        $311
--------------------------------------------------------------------------------
Oppenheimer Bond Fund/VA              $84        $137        $176        $315
--------------------------------------------------------------------------------
Oppenheimer Strategic Bond Fund/VA    $84        $139        $179        $321
--------------------------------------------------------------------------------
VIP Equity-Income Portfolio           $82        $133        $167        $294
--------------------------------------------------------------------------------
VIP Growth Portfolio                  $83        $135        $172        $306
--------------------------------------------------------------------------------
VIP II Contrafund [RegTM]
Portfolio                             $83        $136        $173        $307
--------------------------------------------------------------------------------

2. If you annuitize for a period of five years or greater, or do not surrender the Contract, you would pay the following expenses on a $1,000 investment assuming a 5% annual return on assets:

--------------------------------------------------------------------------------
                                  1 Year      3 Years     5 Years     10 Years
--------------------------------------------------------------------------------
Variable Sub-accounts:
--------------------------------------------------------------------------------
JPVF International Equity
Portfolio                           $28         $89         $159        $380
--------------------------------------------------------------------------------
JPVF World Growth Stock
Portfolio                           $24         $77         $138        $334
--------------------------------------------------------------------------------
JPVF Emerging Growth Portfolio      $24         $79         $142        $342
--------------------------------------------------------------------------------
JPVF Capital Growth Portfolio       $26         $83         $149        $358
--------------------------------------------------------------------------------
JPVF Small Company Portfolio        $24         $76         $137        $332
--------------------------------------------------------------------------------
JPVF Growth Portfolio               $25         $80         $143        $344
--------------------------------------------------------------------------------
JPVF S&P 500 Index Portfolio        $18         $58         $105        $256
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
JPVF Value Portfolio                $24         $76         $137        $330
--------------------------------------------------------------------------------
JPVF Balanced Portfolio             $24         $78         $139        $337
--------------------------------------------------------------------------------
JPVF High Yield Bond Portfolio      $27         $86         $153        $368
--------------------------------------------------------------------------------
JPVF Money Market Portfolio         $21         $68         $123        $298
--------------------------------------------------------------------------------
MFS Research Series                 $24         $76         $137        $332
--------------------------------------------------------------------------------
MFS Utilities Series                $25         $81         $146        $350
--------------------------------------------------------------------------------
Oppenheimer Capital
Appreciation Fund/VA                $22         $71         $128        $311
--------------------------------------------------------------------------------
Oppenheimer Bond Fund/VA            $22         $72         $130        $315
--------------------------------------------------------------------------------
Oppenheimer Strategic Bond
Fund/VA                             $23         $74         $133        $321
--------------------------------------------------------------------------------
VIP Equity-Income Portfolio         $21         $67         $121        $294
--------------------------------------------------------------------------------
VIP Growth Portfolio                $22         $70         $126        $306
--------------------------------------------------------------------------------
VIP II Contrafund [RegTM]
Portfolio                           $22         $70         $127        $307
--------------------------------------------------------------------------------

We have included the above table and examples to assist you in understanding the costs and expenses that you will bear directly or indirectly by investing in the Separate Account. The table reflects expenses of the Separate Account as well as the Portfolios. The table also assumes that the expense reimbursement arrangements described in the notes to the Portfolio Annual Expense Table above remain in effect for all years depicted. For additional information you should read "Charges and Deductions" in the Prospectus and the section on expenses in the Prospectus for each underlying Portfolio. In addition to the expenses listed above, Premium Taxes may be applicable.

These examples reflect the Annual Administrative Fee as an annual charge of .01% of assets, based on an anticipated average Contract Value of $30,000.

The Examples should not be considered a representation of past or future expenses, and your actual expenses may be greater or lesser than those shown. Similarly, the annual rate of return of 5% assumed in the example is not an estimate or guarantee of future investment performance.

Questions and answers about your Contract
--------------------------------------------------------------------------------

The following are answers to some of the questions you may have about some of the more important features of the Contract. The Contract is more fully described in the rest of the Prospectus. Please read the Prospectus carefully.

1. What is the Contract?

The Contract is a flexible premium deferred variable annuity contract. It is designed for tax-deferred retirement investing. It can be purchased on a non-qualified basis ("Non-qualified Contract") or in connection with certain plans qualifying for favorable federal income tax treatment ("Qualified Contract"). The Contract, like all deferred annuity contracts, has two phases: the Accumulation Period and the Annuity Period. During the Accumulation Period, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The Annuity Period begins when you begin receiving payments under one of the Annuity Payment Options described in the answer to Question No.
2. The amount of money accumulated under your Contract during the Accumulation Period will be used to determine the amount of your Annuity Payments during the Annuity Period.

You may allocate your premium payments to any combination of the allocation options under the Contract. However, over the life of your Contract, you are currently limited to allocating your premium payments to no more than 16 of the current or future Variable Sub-accounts. We may change this limitation in the future. The allocation options currently available are the 19

Variable Sub-accounts of the Separate Account, the two Interest Rate Guarantee Periods of the Capital Developer Account and, if you have elected to participate in our dollar cost averaging program, the DCA Fixed Account. These allocation options may not be available in all states.

Each Variable Sub-account invests in a single Portfolio, each of which is a separate investment portfolio of a mutual fund. Because the Separate Account Value will increase or decrease depending on the investment experience of the Variable Sub-accounts to which you allocate your premium payments, you bear the entire investment risk with respect to amounts allocated to the Variable Sub-accounts. The investment policies and risks of each Portfolio are described in prospectuses for the Portfolios which accompany this Prospectus.

The Contract may be issued as a group contract in certain states. If you are covered under a group contract, you will be issued a certificate as evidence of your participation under the group contract. The description of the Contract in this Prospectus applies equally to a certificate under a group contract unless otherwise described.

2. What annuity options does the Contract offer?


The Contract offers four Annuity Payment Options. Under each Option (except the first, which is only available as fixed Annuity Payments), you may choose fixed Annuity Payments, variable Annuity Payments, or a combination of both. The Annuity Payment Options are:

      Income for a specified period.
      Life Income with optional guaranteed periods.
      Joint and last survivor life income payments.
      Any other payment terms upon which we agree.


You may change your Annuity Payment Option at any time before the Maturity Date, which is when Annuity Payments begin. You may select the Maturity Date of your Contract. The latest Maturity Date you may select for a Non-qualified Contract, however, is the later of the Annuitant's 85th birthday or 10 years from the Contract Date. If your Contract was issued in connection with a Qualified Plan, a different latest Maturity Date may apply.


If you select variable Annuity Payments, the amount of our payments to you will be affected by the investment performance of the Variable Sub-accounts you have selected. A fixed Annuity Payment Option provides for payments that will be set on the Maturity Date and will not change. If you select an Annuity Payment Option that is a combination of variable and fixed payments, you must specify the allocation of the Contract Value between fixed Annuity Payments and variable Annuity Payments. You may not change the Annuity Payment Option or the frequency of Annuity Payments after we begin making Annuity Payments to you. After Annuity Payment begins, you may not make a full surrender or partial withdrawal.


3. How do I buy a Contract?

You can obtain a Contract application from your Company agent. We must receive a completed application and your initial premium payment of at least $2,000 before we will issue a Contract to you. A lower minimum initial premium payment may apply to certain Qualified Contracts. You may pay your initial premium payment in a single payment or in twelve equal payments over the first 12 Contract months. Your subsequent premium payments must be at least $50. We will not issue a Contract to you if either you or the Annuitant is more than 90 years old. For certain types of Qualified Contracts, you must be age 80 or younger to purchase a Contract.

4. What are my investment choices under the Contract?

You can allocate and reallocate your investment among the Variable Sub-accounts. Each Variable Sub-account invests in a single Portfolio. Under the Contract, the Separate Account currently invests in the following Portfolios:

   Jefferson Pilot Variable Fund, Inc.:
       International Equity Portfolio
       World Growth Stock Portfolio
       Emerging Growth Portfolio
       Capital Growth Portfolio
       Small Company Portfolio
       Growth Portfolio
       S&P 500 Index Portfolio
       Value Portfolio (formerly Growth and Income Portfolio)
       Balanced Portfolio
       High Yield Bond Portfolio
       Money Market Portfolio

   Variable Insurance Products Fund:
       VIP Growth Portfolio
       VIP Equity-Income Portfolio

   Variable Insurance Products Fund II:
       VIP II Contrafund [RegTM] Portfolio

   MFS [RegTM] Variable Insurance Trust(SM):
       Research Series
       Utilities Series

   Oppenheimer Variable Account Funds:
       Capital Appreciation Fund/VA
       Bond Fund/VA
       Strategic Bond Fund/VA

Each Portfolio holds its assets separately from the assets of the other Portfolios. Each Portfolio has distinct investment objectives and policies which are described in the accompanying prospectuses for the Portfolios.

5. What is the Capital Developer Account?

We will credit specified interest rates to the amounts you allocate to the Capital Developer Account. You currently may select from two different Interest Rate Guarantee Periods: a one-year period and a seven-year period. Not all periods are available in all states. The amounts which you allocate to the Capital Developer Account may be subject to an MVA if you request a surrender, partial withdrawal, transfer or annuitization 31 days or more prior to the end of the applicable Interest Rate Guarantee Period. Because of this adjustment and for other reasons, the amount we pay you upon a surrender or partial withdrawal or apply to a transfer or annuitization may be more or less than the Capital Developer Account Value at the time of the transaction. However, the MVA will never reduce the earnings on amounts allocated to the Capital Developer Account to less than three percent per year before any applicable Surrender Charge.

6. What are my expenses under the Contract?

Mortality and Expense Risk Charge. We deduct a daily charge equal to a percentage of the net assets in the Separate Account for the mortality and expense risks that we assume. The effective annual rate of this charge is 1.25% of the Separate Account Value. This charge does not apply to the Capital Developer Account or the DCA Fixed Account.

Administrative Expense Charge. We deduct a daily charge equal to a percentage of the net assets in each Variable Sub-account for administering the Separate Account. The effective annual rate of this charge is 0.15% of the daily value of net assets in each Variable Sub-account. We guarantee that we will not increase this charge. This charge does not apply to the Capital Developer Account or the DCA Fixed Account.

Annual Administrative Fee. We impose a fee each year for Contract maintenance and related administrative expenses. This fee is the lesser of $30 per Contract Year or 2% of Contract Value. We guarantee that we will not increase this fee. The fee will be deducted from the Contract Value on the last day of each Contract Year and upon full surrender of the Contract before a Contract Anniversary. We will not deduct the fee if 100% of the Contract Value is held in the Capital Developer Account. We will also not deduct the fee for a Contract Year if, on the last day of that Contract Year, the Contract Value is $30,000 or greater.

Transfer Charge. Although we currently are not charging a transfer fee, the Contract permits us to charge you a $10 fee for each transfer in excess of 15 during any Contract Year.

Surrender Charge. We will deduct a Surrender Charge from the amount of any partial withdrawal or full surrender during the first seven Contract Years to help defray sales expenses. The Surrender Charge in the first three Contract Years is 6% of the Contract Value withdrawn or surrendered and declines by one percentage point for each of the next four Contract Years. The Surrender Charge percentages are as follows:

                            Year        Percentage Charge
                             1                 6%
                             2                 6%
                             3                 6%
                             4                 5%
                             5                 4%
                             6                 3%
                             7                 2%
                             8                 0%

We also will impose the Surrender Charge on the Maturity Date if it occurs during the first seven Contract Years and you choose an Annuity Payment option providing for payments for fewer than five years. The Surrender Charge will not apply to certain distributions. (See "Surrender Charge")

Each year you are entitled to a Free Withdrawal Amount, equal to 10% of the Contract Value at the time of the surrender or partial withdrawal. We will not charge the Surrender Charge on the Free Withdrawal Amount. We guarantee that the aggregate Surrender Charge will never exceed 8.5% of your total premium payments.

Premium Taxes. Some states charge a Premium Tax. We will deduct Premium Taxes if we must pay them. Depending on state law, Premium Taxes may be assessed when you pay a premium payment, make a partial withdrawal, surrender your Contract, when your Contract reaches the Maturity Date, or when we pay a Death Benefit.

Fund Expenses. In addition to our charges under the Contract, each Portfolio deducts amounts from its assets to pay its investment advisory fees and other expenses.

7. How will my investment in the Contract be taxed?

You should consult a qualified tax adviser for personalized answers. If you are a natural person, generally, earnings under your Contract are not taxed until amounts are withdrawn or distributions are made (e.g., a partial withdrawal, surrender or Annuity Payment). You may be deemed to have received a distribution and taxes may be due if you pledge or assign your Contract. Generally, a portion of any distribution or deemed distribution will be taxable as ordinary income. The taxable portion of certain distributions may be subject to withholding. In addition, a penalty tax may apply to certain distributions or deemed distributions under the Contract.

Special rules apply if the Contract is owned by a company or other legal entity. Generally, such a Contract Owner must include in income any increase in the excess of the Contract Value over the "investment in the contract" during the taxable year.

8. Do I have access to my money?

At any time during the Accumulation Period, you may elect to receive all or a portion of your Contract's Surrender Value. The minimum partial withdrawal amount you may withdraw is $250 from a Variable Sub-account and $1,000 from the Capital Developer Account. After a partial withdrawal, the remaining Contract Value must be at least $2,000. See "Surrenders and Partial Withdrawals" for more information.

Although you have access to your money during the Accumulation Period, certain charges, such as the Surrender Charge, Annual Administrative Fee and Premium Taxes, may be deducted on a surrender or a partial withdrawal. You may also incur federal income tax liability or tax penalties. In addition, if you have allocated some of the value of your Contract to the Capital Developer Account, your proceeds may be increased or decreased by an MVA.

You may elect to receive the Contract Value as of the Maturity Date, less any applicable Surrender Charge, in a lump sum payment.

9. What is the death benefit?

We will pay a death benefit while the Contract is in force and before the Maturity Date, if the Contract Owner dies, or if the Annuitant dies and the Contract Owner is not a natural person. To receive the death benefit payment, the Beneficiary must return the Contract, provide us with Due Proof of Death, and elect a Death Benefit Option. The Death Benefit will be at least equal to the Contract Value at the time of payment. No Surrender Charge, MVA or Annual Administrative Fee is imposed upon amounts paid as a Death Benefit.

10. May I transfer Contract Value among the allocation options?

During the Accumulation Period, you may transfer Contract Value among the allocation options, subject to certain limitations. The minimum amount you may transfer from any Variable Sub-account is $250. The minimum amount you may transfer from the Capital Developer Account is $1,000. Transfers from the Capital Developer Account may be subject to an MVA. You may not transfer Contract Value into the DCA Fixed Account. Transfers out of the DCA Fixed Account are only allowed pursuant to the terms of your dollar cost averaging program.


During the Annuity Period, if you have chosen a variable Annuity Payment Option, you may transfer Separate Account Value between the various Variable Sub-accounts. However, if you have chosen fixed Annuity Payments, transfers are not permitted.


11. May I cancel my Contract?

For a limited period after your receive your Contract you may return it to us for cancellation and a refund as described in your Contract. The time period depends on the state in which your Contract is issued. In most states it is ten days. If your Contract replaces another contract, you have 20 days in which to cancel your Contract. The amount of your refund also will depend on the state in which your Contract is issued. In most states, we will pay you your Contract Value on the date we receive your Contract back from you. The Contract Value may be more or less than your premium payments. In some states, we are required to refund your premium payments, less any partial withdrawals. We will not deduct the Surrender Charge or any administrative charges from your refund. Since state laws differ with respect to these cancellation rights, you should refer to your Contract for specific information about your circumstances.

12. How does the merger of Alexander Hamilton Life into the Company (the "Merger") affect Owners of Contracts Issued before August 1, 2000?

Contracts issued before August 1, 2000 originally were issued by Alexander Hamilton Life Insurance Company of America ("Alexander Hamilton Life"). Effective August 1, 2000, Alexander Hamilton Life merged with and into the Company, which was an affiliated insurance company. Prior to and in connection with the Merger, the Company redomesticated (i.e. changed its corporate domicile) to the State of Nebraska.

As a result of the Merger, the Company has assumed the assets and liabilities of Alexander Hamilton Life, and as of August 1, 2000 the Company is responsible for paying benefits under the Contract. The Merger does not change the rights of Contract Owners under Contracts issued before August 1, 2000, other than to change the insurance company responsible for administering and paying benefits under the Contracts. The Merger has not affected the terms of the Contracts. The charges under the Contracts and the investment options under the Contract have not changed as a result of the Merger. No charges were assessed to Contract Owners in connection with the Merger. Moreover, you may still address requests for information, contract services and benefits claims to the same Variable Annuity Service Center that you used before the Merger. (The address and telephone number of the Variable Annuity Service Center are shown on page 1 of this Prospectus.)


The Company is a wholly-owned subsidiary of Jefferson-Pilot Corporation, which through its subsidiaries engages in the communications and insurance businesses. Alexander Hamilton Life also was a wholly-owned subsidiary of Jefferson-Pilot Corporation. For more information about the Company, see the section headed "Jefferson Pilot Financial Insurance Company."

13. Who can I contact for more information?

If you have a request or a question about procedures or your Contract, you can write to us at our Variable Annuity Service Center, P.O. Box 515, Concord, New Hampshire 03302-0515. You may also send us a fax at 603-226-5123 or call us at 1-800-258-3648, Ext. 5394. When contacting us you should include your Contract number, your name and the Annuitant's name. Please sign the inquiry or request.

The foregoing summary is qualified in its entirety by the information in the remainder of this Prospectus, in the Statement of Additional Information, in the prospectus for each of the underlying Portfolios and in the Contract. You should refer to these documents for more detailed information. This Prospectus generally describes only the Contract and the Separate Account. Separate prospectuses attached hereto describe each Portfolio.

condensed financial information
--------------------------------------------------------------------------------

The following condensed financial information is derived from the financial statements of the Separate Account. The data should be read in conjunction with the financial statements, related notes, and other financial information included in the Statement of Additional Information.

The following table sets forth certain information regarding the Variable Sub-accounts for a Contract since the commencement of business operations on February 28, 1996.

The Accumulation Unit values and the number of Accumulation Units outstanding for each Variable Sub-account for each of the periods indicated are as follows

------------------------------------------------------------------------------------------
                                            1999         1998         1997         1996
------------------------------------------------------------------------------------------
JPVF International Equity Sub-account*
------------------------------------------------------------------------------------------
Accumulation unit value
------------------------------------------------------------------------------------------
o Beginning of period                    $   12.970   $   11.371          N/A          N/A
------------------------------------------------------------------------------------------
o End of period                          $   16.953   $   12.970          N/A          N/A
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Number of accumulation units
------------------------------------------------------------------------------------------
o End of period                             291,468      144,191          N/A          N/A
------------------------------------------------------------------------------------------
JPVF World Growth Stock Sub-account**
------------------------------------------------------------------------------------------
Accumulation unit value
------------------------------------------------------------------------------------------
o Beginning of period                    $   11.335   $   11.179   $   10.985   $   10.000
------------------------------------------------------------------------------------------
o End of period                          $   13.510   $   11.335   $   11.179   $   10.985
------------------------------------------------------------------------------------------
Number of accumulation units
------------------------------------------------------------------------------------------
o End of period                             380,523      263,838      123,760      101,024
------------------------------------------------------------------------------------------
JPVF Emerging Growth Sub-account**
------------------------------------------------------------------------------------------
Accumulation unit value
------------------------------------------------------------------------------------------
o Beginning of period                    $   16.345   $   12.469   $   10.344   $   10.000
------------------------------------------------------------------------------------------
o End of period                          $   28.451   $   16.345   $   12.469   $   10.344
------------------------------------------------------------------------------------------
Number of accumulation units
------------------------------------------------------------------------------------------
o End of period                             642,670      391,328      132,456       88,358
------------------------------------------------------------------------------------------
JPVF Capital Growth Sub-account**
------------------------------------------------------------------------------------------
Accumulation unit value
------------------------------------------------------------------------------------------
o Beginning of period                    $   19.844   $   14.527   $   11.844   $   10.000
------------------------------------------------------------------------------------------
o End of period                          $   28.309   $   19.844   $   14.527   $   11.844
------------------------------------------------------------------------------------------
Number of accumulation units
------------------------------------------------------------------------------------------
o End of period                           1,444,462      684,717      142,456       53,999
------------------------------------------------------------------------------------------
JPVF Small Company Sub-account*
------------------------------------------------------------------------------------------
Accumulation unit value
------------------------------------------------------------------------------------------
o Beginning of period                    $    8.588   $   10.000          N/A          N/A
------------------------------------------------------------------------------------------
o End of period                          $    9.692   $    8.588          N/A          N/A
------------------------------------------------------------------------------------------
Number of accumulation units
------------------------------------------------------------------------------------------
o End of period                             201,169      155,050          N/A          N/A
------------------------------------------------------------------------------------------
JPVF Growth Sub-account*
------------------------------------------------------------------------------------------
Accumulation unit value
------------------------------------------------------------------------------------------
o Beginning of period                    $   18.879   $   14.655          N/A          N/A
------------------------------------------------------------------------------------------
o End of period                          $   33.581   $   18.879          N/A          N/A
------------------------------------------------------------------------------------------
Number of accumulation units
------------------------------------------------------------------------------------------
o End of period                             152,294       37,158          N/A          N/A
------------------------------------------------------------------------------------------
JPVF S&P 500 Index Sub-account***
------------------------------------------------------------------------------------------
Accumulation unit value
------------------------------------------------------------------------------------------
o Beginning of period                    $   12.926   $   10.000          N/A          N/A
------------------------------------------------------------------------------------------
o End of period                          $   15.362   $   12.926          N/A          N/A
------------------------------------------------------------------------------------------
Number of accumulation units
------------------------------------------------------------------------------------------
o End of period                           1,788,963      736,865          N/A          N/A
------------------------------------------------------------------------------------------
JPVF Value Sub-account**
------------------------------------------------------------------------------------------
Accumulation unit value
------------------------------------------------------------------------------------------
o Beginning of period                    $   13.864   $   12.477   $    9.975   $   10.000
------------------------------------------------------------------------------------------
o End of period                          $   14.459   $   13.864   $   12.477   $    9.975
------------------------------------------------------------------------------------------
Number of accumulation units
------------------------------------------------------------------------------------------
o End of period                             660,144      466,744      105,759       40,125
------------------------------------------------------------------------------------------
JPVF Balanced Sub-account**
------------------------------------------------------------------------------------------
Accumulation unit value
------------------------------------------------------------------------------------------
o Beginning of period                    $   14.990   $   12.910   $   10.801   $   10.000
------------------------------------------------------------------------------------------
o End of period                          $   18.073   $   14.990   $   12.910   $   10.801
------------------------------------------------------------------------------------------
Number of accumulation units
------------------------------------------------------------------------------------------
o End of period                             581,925      382,872      104,886       27,907
------------------------------------------------------------------------------------------
JPVF High Yield Bond Sub-account*
------------------------------------------------------------------------------------------
Accumulation unit value
------------------------------------------------------------------------------------------
o Beginning of period                    $   11.695   $   11.909          N/A          N/A
------------------------------------------------------------------------------------------
o End of period                          $   12.085   $   11.695          N/A          N/A
------------------------------------------------------------------------------------------
Number of accumulation units
------------------------------------------------------------------------------------------
o End of period                             191,983      125,160          N/A          N/A
------------------------------------------------------------------------------------------
JPVF Money Market Sub-account**
------------------------------------------------------------------------------------------
Accumulation unit value
------------------------------------------------------------------------------------------
o Beginning of period                    $    1.099   $    1.062   $    1.027   $    1.000
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
o End of period                          $    1.133   $    1.099   $    1.062   $    1.027
------------------------------------------------------------------------------------------
Number of accumulation units
------------------------------------------------------------------------------------------
o End of period                           9,740,414    8,842,988    1,052,017      480,732
------------------------------------------------------------------------------------------
MFS Research Series Sub-account*
------------------------------------------------------------------------------------------
Accumulation unit value
------------------------------------------------------------------------------------------
o Beginning of period                    $   11.896   $   10.000          N/A          N/A
------------------------------------------------------------------------------------------
o End of period                          $   14.553   $   11.896          N/A          N/A
------------------------------------------------------------------------------------------
Number of accumulation units
------------------------------------------------------------------------------------------
o End of period                             417,781      230,004          N/A          N/A
------------------------------------------------------------------------------------------
MFS Utilities Series Sub-account*
------------------------------------------------------------------------------------------
Accumulation unit value
------------------------------------------------------------------------------------------
o Beginning of period                    $   11.672   $   10.000          N/A          N/A
------------------------------------------------------------------------------------------
o End of period                          $   15.057   $   11.672          N/A          N/A
------------------------------------------------------------------------------------------
Number of accumulation units
------------------------------------------------------------------------------------------
o End of period                             635,836      324,448          N/A          N/A
------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation/VA
Sub-account****
------------------------------------------------------------------------------------------
Accumulation unit value
------------------------------------------------------------------------------------------
o Beginning of period                    $   10.000          N/A          N/A          N/A
------------------------------------------------------------------------------------------
o End of period                          $   12.654           NA          N/A          N/A
------------------------------------------------------------------------------------------
Number of accumulation units
------------------------------------------------------------------------------------------
o End of period                             159,326          N/A          N/A          N/A
------------------------------------------------------------------------------------------
Oppenheimer Bond/VA Sub-account**
------------------------------------------------------------------------------------------
Accumulation unit value
------------------------------------------------------------------------------------------
o Beginning of period                    $   11.449   $   10.915   $   10.223   $   10.000
------------------------------------------------------------------------------------------
o End of period                          $   11.168   $   11.449   $   10.915   $   10.223
------------------------------------------------------------------------------------------
Number of accumulation units
------------------------------------------------------------------------------------------
o End of period                             549,107      336,679      151,322       10,568
------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond/VA
Sub-account*
------------------------------------------------------------------------------------------
Accumulation unit value
------------------------------------------------------------------------------------------
o Beginning of period                    $    9.989   $   10.000          N/A          N/A
------------------------------------------------------------------------------------------
o End of period                          $   10.130   $    9.989          N/A          N/A
------------------------------------------------------------------------------------------
Number of accumulation units
------------------------------------------------------------------------------------------
o End of period                             206,127      134,573          N/A          N/A
------------------------------------------------------------------------------------------
VIP Equity-Income Sub-account*
------------------------------------------------------------------------------------------
Accumulation unit value
------------------------------------------------------------------------------------------
o Beginning of period                    $   11.296   $   10.000          N/A          N/A
------------------------------------------------------------------------------------------
o End of period                          $   11.845   $   11.296          N/A          N/A
------------------------------------------------------------------------------------------
Number of accumulation units
------------------------------------------------------------------------------------------
o End of period                             759,940      425,663          N/A          N/A
------------------------------------------------------------------------------------------
VIP II Contrafund[RegTM] Sub-account*
------------------------------------------------------------------------------------------
Accumulation unit value
------------------------------------------------------------------------------------------
o Beginning of period                    $   12.355   $   10.000          N/A          N/A
------------------------------------------------------------------------------------------
o End of period                          $   15.140   $   12.355          N/A          N/A
------------------------------------------------------------------------------------------
Number of accumulation units
------------------------------------------------------------------------------------------
o End of period                             774,323      254,379          N/A          N/A
------------------------------------------------------------------------------------------
VIP Growth Sub-account*
------------------------------------------------------------------------------------------
Accumulation unit value
------------------------------------------------------------------------------------------
o Beginning of period                    $   13.095   $   10.000          N/A          N/A
------------------------------------------------------------------------------------------
o End of period                          $   17.748   $   13.095          N/A          N/A
------------------------------------------------------------------------------------------
Number of accumulation units
------------------------------------------------------------------------------------------
o End of period                             990,213      335,670          N/A          N/A
------------------------------------------------------------------------------------------

*     These Sub-accounts were added to the Contract as of January 1, 1998.

** On December 5, 1997, the Company substituted shares of certain Portfolios of the JPVF and the Oppenheimer Bond Fund/VA for shares of the Alexander Hamilton Variable Insurance Trust ("AHVIT") and the Federated Prime Money Fund II. The above numbers reflect the performance of the AHVIT and the Federated Prime Money Fund II for the period prior to the date of the substitution and reflect the performance of JPVF and the Oppenheimer Bond Fund/VA for the period after the date of the substitution.

      In the substitution, the Oppenheimer Bond Fund/VA was substituted for two of the AHVIT Funds and the pre-substitution performance numbers for the Oppenheimer Bond Sub-Account reflect the performance of only one of such AHVIT Funds.

*** This Sub-account was added to the Contract as of January 1, 1998. On May 1, 2000, the Company substituted shares of the JPVF S&P 500 Index Portfolio for shares of the VIP II Index 500 Portfolio. The above numbers reflect the performance of the VIP II Index 500 Portfolio prior to the date of the substitution.

****  This Sub-account was added to the Contract as of May 1, 1999.

allocation options
--------------------------------------------------------------------------------

You may allocate your premium payments to the 19 Variable Sub-accounts of the Separate Account, to the two Interest Rate Guarantee Periods of the Capital Developer Account, or to a combination of these options. If you participate in our dollar cost averaging program, you may also allocate your premium payments to the DCA Fixed Account. These allocation options may not be available in all states. However, over the life of your Contract, you may not allocate your premium payments to more than 16 of the Variable Sub-accounts in existence now or in the future. We may modify this limitation in the future. There is no guaranteed or minimum Surrender Value for any premium payments or amounts allocated to any Variable Sub-account.

Separate Account Investments


The Separate Account currently is divided into 19 Variable Sub-accounts. We reserve the right to add or remove Variable Sub-accounts. Each Variable Sub-account reflects the investment performance of a specific underlying Portfolio. Currently, eleven Variable Sub-accounts invest in shares of the Jefferson Pilot Funds, two Variable Sub-accounts invest in shares of the Variable Insurance Products Fund (VIP), one Variable Sub-account invests in shares of the Variable Insurance Products Fund II (VIP II), two Variable Sub-accounts invest in shares of the MFS Funds and three Variable Sub-accounts invest in shares of the Oppenheimer Funds. JPVF, the VIP Funds, MFS[RegTM] Variable Insurance Trust and Oppenheimer Variable Account Funds are open-end management investment companies and, with the exception of the MFS Utilities Fund and JPVF International Equity Portfolio, all of the Portfolios available under the Contracts are diversified. Each Portfolio is managed by a registered investment adviser.


The investment adviser for JPVF is Jefferson Pilot Investment Advisory Corporation, an affiliate of the Company. Jefferson Pilot Investment Advisory Corporation has contracted with eight unaffiliated companies to act as sub-investment managers to the Jefferson Pilot Funds. These sub-investment managers are shown in the table below.


The investment adviser for VIP and VIP II is Fidelity Management & Research Company ("FMR"). FMR has entered into sub-advisory agreements with Fidelity Management & Research (U.K.) Inc., Fidelity Management & Research Far East Inc., and Fidelity Investments Japan Limited to provide sub-advisory services to the Contrafund[RegTM] Portfolio.

The investment adviser for the MFS[RegTM] Variable Insurance Trust is Massachusetts Financial Services Company ("MFS").

The investment adviser for the OVAF is OppenheimerFunds, Inc.

The investment objective and manager of each Portfolio is as follows:


                                               EQUITY PORTFOLIO CHOICES

----------------------------------------------------------------------------------------------------------------------
       Portfolio Name                           Objective                                     Manager
----------------------------------------------------------------------------------------------------------------------
JPVF International Equity     Long-term growth of capital through             Lombard Odier International Portfolio
Portfolio                     investments in securities whose primary         Management Limited
                              trading markets are outside the United States.
----------------------------------------------------------------------------------------------------------------------
JPVF World Growth Stock       Long-term capital growth through a policy of    Templeton Investment Counsel, Inc.
Portfolio                     investing primarily in stocks of companies
                              organized in the U.S. or in any foreign
                              nation. A portion of the Portfolio may also
                              be invested in debt obligations of companies
                              and governments of any nation. Any income
                              realized will be incidental.
----------------------------------------------------------------------------------------------------------------------
JPVF Emerging Growth          Long-term growth of capital. Dividend and       MFS
Portfolio                     interest income from portfolio securities, if
                              any, is incidental to the Portfolio's
                              investment objective of long-term growth.
----------------------------------------------------------------------------------------------------------------------
JPVF Capital Growth           Seeks capital growth. Realization of income     Janus Capital Corporation
Portfolio                     is not a significant investment consideration
                              and any income realized will be incidental.
----------------------------------------------------------------------------------------------------------------------
JPVF Small Company            Seeks growth of capital. The Portfolio pursues  Lord, Abbett & Company
Portfolio                     its objective by investing primarily in a
                              diversified portfolio of equity securities
                              issued by small companies.
----------------------------------------------------------------------------------------------------------------------
JPVF Growth Portfolio         Capital growth by investing primarily in        Strong Capital Management, Inc.
                              equity securities that the Sub-Manager
                              believes have above-average growth prospects.
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
JPVF S&P 500 Index            Seeks to approximate as closely as              Barclays Global Fund
Portfolio(1)                  practicable, before fees and expenses, the      Advisors
                              total rate of return of the common stocks
                              publicly traded in the United States, as
                              represented by the S&P 500.
----------------------------------------------------------------------------------------------------------------------
JPVF Value Portfolio          Long-term growth of capital by investing        Credit Suisse Asset Management, LLC.
                              primarily in a wide range of equity issues
                              that may offer capital appreciation and,
                              secondarily, to seek a reasonable level of
                              current income.
----------------------------------------------------------------------------------------------------------------------
MFS Research                  Seeks to provide long-term growth of capital    MFS
                              and future income.
----------------------------------------------------------------------------------------------------------------------
MFS Utilities                 Seeks capital growth and current income         MFS
                              (income above that available from a portfolio
                              invested entirely in equity securities).
----------------------------------------------------------------------------------------------------------------------
Oppenheimer Capital           Seeks to achieve capital appreciation by        OppenheimerFunds, Inc.
Appreciation Fund/VA          investing in securities of well-known
                              established companies.
----------------------------------------------------------------------------------------------------------------------
VIP Equity-Income Portfolio   Seeks reasonable income by investing            FMR
                              primarily in income-producing equity
                              securities. In choosing these securities the
                              fund will also consider the potential for
                              capital appreciation. The fund's goal is to
                              achieve a yield which exceeds the composite
                              yield on the securities comprising the
                              Standards & Poor's Composite Index of 500
                              Stocks (S&P 500).
----------------------------------------------------------------------------------------------------------------------
VIP Growth Portfolio          Seeks to achieve capital appreciation.          FMR
----------------------------------------------------------------------------------------------------------------------
VIP II Contrafund [RegTM]     Seeks long-term capital appreciation.           FMR
Portfolio
----------------------------------------------------------------------------------------------------------------------


--------
(1) "Standard & Poor's (R)", "S&P (R)", "Standard & Poor's 500", and "500" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by the Portfolio. The Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Portfolio.

----------------------------------------------------------------------------------------------------------------------
                                       EQUITY AND FIXED-INCOME PORTFOLIO CHOICES
----------------------------------------------------------------------------------------------------------------------
JPVF Balanced Portfolio       Reasonable current income and long-term         Janus Capital Corporation
                              capital growth, consistent with conservation
                              of capital, by investing primarily in common
                              stocks and fixed income securities.
----------------------------------------------------------------------------------------------------------------------
                                            FIXED INCOME PORTFOLIO CHOICES
----------------------------------------------------------------------------------------------------------------------
JPVF High Yield Bond          High level of current income by investing       MFS
Portfolio                     primarily in corporate obligations with
                              emphasis on higher yielding, higher risk,
                              lower-rated or unrated securities.
----------------------------------------------------------------------------------------------------------------------
JPVF Money Market Portfolio   Seeks to achieve as high a level of current     MFS
                              income as is consistent with preservation of
                              capital and liquidity.
----------------------------------------------------------------------------------------------------------------------
Oppenheimer Bond Fund/VA      Seeks a high level of current income. As a      OppenheimerFunds Inc.
                              secondary objective, seeks capital growth
                              when consistent with its primary objective.
----------------------------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond    Seeks a high level of current income            OppenheimerFunds Inc.
Fund/VA                       principally derived from interest on debt
                              securities and to enhance such income by
                              writing covered call options on debt
                              securities.
----------------------------------------------------------------------------------------------------------------------

An investment in the JPVF Money Market Portfolio is neither insured nor guaranteed by the U.S. Government or the FDIC or any other agency.

We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to Variable Sub-accounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Portfolios in which those Variable Sub-accounts invest. You bear the investment risk that those Portfolios will not meet their investment objectives. You should carefully review their prospectuses before allocating amounts to the Variable Sub-accounts of the Separate Account. With regard to the JPVF High Yield Bond Portfolio and other Portfolios investing in higher yielding, higher risk, lower-rated or unrated securities, you should consult the appropriate section of the corresponding prospectus for a description of the risks associated with such investments.

Mixed and Shared Funding: Conflicts of Interest

Shares of the Portfolios are available to insurance company separate accounts which fund variable annuity contracts and variable life insurance policies, including the Contract described in the Prospectus. Portfolio shares are offered to separate accounts of both affiliated and unaffiliated insurance companies. It is conceivable that, in the future, it may not be advantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in these Portfolios simultaneously, since the interests of such policyowners or contract owners may differ. Although neither the Company nor the Portfolios currently foresee any such disadvantages either to variable life insurance policyowners or to variable annuity contract owners, each Portfolio's Board of Trustees/Directors has agreed to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Portfolio. This might force that Portfolio to sell portfolio securities at disadvantageous prices.

The Capital Developer Account

Interests in the Capital Developer Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933 and the Capital Developer Account has not been registered as an investment company under the Investment Company Act of 1940. However, disclosures regarding the Capital Developer Account may be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses. Disclosure in this Prospectus relating to the Capital Developer Account has not been reviewed by the SEC.

Premium payments allocated to the Capital Developer Account and transfers to the Capital Developer Account are not part of the Separate Account. Rather, the Capital Developer Account is secured by our general assets, which support insurance and annuity obligations. We will invest the assets that support the Capital Developer Account in accordance with the applicable state laws that govern the nature and quality of investments that may be made by insurance companies and the percentage of their assets that may be committed to any particular type of investment.


Within the Capital Developer Account, we currently offer Interest Rate Guarantee Periods of two durations, one lasting for one year and the other lasting for seven years. We will start a new Interest Rate Guarantee Period for each premium payment you allocate and each amount you transfer to the Capital Developer Account. We will credit interest at a specified Guaranteed Interest Rate on each Interest Rate Guarantee Period. The actual credited rates will be the interest rate in effect on the day that a premium payment is allocated or an amount is transferred to the Capital Developer Account. All interest rates are stated as effective annual yields. The interest rate for new money allocated to the Capital Developer Account will be reset periodically. Interest rates are set at our sole discretion, but will never be less than an effective annual yield of 3.0%. There is no specific formula for the determination of the Guaranteed Interest Rate. Some of the factors that we may consider are: general economic trends; rates of return currently available and anticipated on our investments; expected investment yields; regulatory and tax requirements; and competitive factors.

Amounts you allocate to the Capital Developer Account may be subject to an MVA upon a surrender, partial withdrawal, transfer or annuitization requested more than 30 days before the end of the applicable Interest Rate Guarantee Period. The MVA will never reduce the return on amounts allocated to an Interest Rate Guarantee Period to less than 3% per year before any applicable Surrender Charge. Because of this adjustment and for other reasons, the amount you receive upon partial withdrawal or surrender or the amount applied to a transfer or annuitization may be more or less than the Account Value of the relevant Interest Rate Guarantee Period at the time of the transaction.


You may elect to have your premium payments allocated to the Capital Developer Account at any time. In addition, you may transfer all or part of the Separate Account Value to one or more Interest Rate Guarantee Periods prior to the Maturity Date.

Market Value Adjustment

The proceeds of a partial withdrawal, full surrender, or transfer made from the Capital Developer Account 31 days or more prior to the end of the applicable Interest Rate Guarantee Period will be increased or decreased by the application of an MVA. If the maturity date is 31 or more days before the end of an Interest Rate Guarantee Period, the amount applied to Annuity Payments from the Capitol Developer Account also may be increased or decreased by an MVA. Where applicable, the MVA only applies to the portion of the partial withdrawal withdrawn from the Capital Developer Account Value. No MVA is applied to any partial withdrawal, surrender or transfer from an Interest Rate Guarantee Period made during the last 30 days of the Interest Rate Guarantee Period.

The MVA will reflect the relationship between (a) the Treasury Rate for the period, the term to maturity of which most closely approximates the remaining term of the Interest Rate Guarantee Period from which the partial withdrawal, surrender, or transfer is made, and (b) the Guaranteed Interest Rate applicable to that Interest Rate Guarantee Period.

Generally, if your Guaranteed Interest Rate does not exceed the applicable Treasury Rate by at least 0.4%, then the application of the MVA will reduce the proceeds of a partial withdrawal, surrender or transfer. Conversely, if your Guaranteed Interest Rate exceeds the applicable Treasury Rate by more than 0.4%, the application of the MVA will increase the proceeds of a partial withdrawal, surrender, or transfer.

For example, assume that a Contract Owner selects an initial Interest Rate Guarantee Period of seven years and the Guaranteed Interest Rate for that period is 8% per annum, and, at the end of four years, the Contract Owner makes a partial withdrawal. If the three-year Treasury Rate is then 6%, the MVA will be positive and will increase the proceeds. On the other hand, if the Treasury Rate is higher than the Guaranteed Interest Rate, for example 10%, the application of the MVA will reduce the amount payable.

An MVA will never reduce the return on an amount allocated to an Interest Rate Guarantee Period below three percent per year. Even on a partial withdrawal, a negative MVA may be as much as the total interest credited to the relevant Interest Rate Guarantee Period, as of the withdrawal date, in excess of an effective annual rate of three percent.

The formula for calculating the MVA is set forth in Appendix II to this Prospectus, which contains examples of the application of the MVA.

Dollar Cost Averaging Fixed Account Option

You also may allocate premium payments to the Dollar Cost Averaging Fixed Account ("DCA Fixed Account"). The DCA Fixed Account is part of our general account. We will credit interest to premium payments allocated to this option for up to one year at the current rate that we declare when you make the allocation. The effective annual rate will never be less than 3%. You may not transfer funds to this option from the Variable Sub-accounts or the Capital Developer Account.

the allegiance variable annuity contract
--------------------------------------------------------------------------------

The Allegiance Variable Annuity Contract (the "Contract") is an individual Flexible Premium Deferred Variable Annuity Contract. You may purchase a Contract on a non-qualified basis ("Non-qualified Contract") or in connection with retirement plans or individual retirement accounts that qualify for favorable federal income tax treatment ("Qualified Contract"). The Contract is designed to aid you in long-term financial planning.

Contract Application and Issuance of Contracts


Before we will issue a Contract, we must receive a completed application and an initial premium payment of at least $2,000. A lower minimum may apply to certain Qualified Contracts. You may pay the initial premium payment in a single payment or in twelve equal periodic payments over the first 12 Contract Months. The periodic payments must be made via automatic debits or automated clearing house transfers from your checking or savings account. We reserve the right to reject any application or premium payment. For a Non-qualified Contract, you (or the Annuitant, if you are not the Annuitant) must be age 90 or younger. You must be age 80 or younger for certain types of Qualified Contracts. The Contract is not available in all states. In addition, in some states, after the Merger we will continue to issue Contracts in the name of Alexander Hamilton Life until we receive certain regulatory approvals, at which time we will send those Contract Owners an endorsement reflecting that the Company assumed Alexander Hamilton Life's obligations under the Contracts at the time of the Merger.

If you properly complete the application and it can be accepted in the form received, your initial Net Premium Payment will be credited to the Contract Value within 2 business days after the later of our receipt of the application or our receipt of the initial premium payment at our Variable Annuity Service Center. If we cannot credit the initial Net Premium Payment to the Separate Account because the application or other issuing requirements are incomplete, we will contact you within 5 business days and give an explanation for the delay. We will return the initial premium payment to you at that time unless you permit us to keep the initial payment and credit it as soon as the necessary requirements are fulfilled. In that event, we will credit the initial Net Premium Payment to the Contract Value within 2 business days of the application's completion.

Your Contract will become effective on the date we credit the initial Net Premium Payment to the Contract Value.

Free Look Period. For a limited time you may return your Contract for cancellation and a refund as described in your Contract. This time period depends on the state in which your Contract is issued. In most states, you have 10 days after you receive your Contract. In most states, however, if your Contract replaces another contract, you have 20 days in which to cancel your Contract.

In order to cancel your Contract, you must deliver or mail a written notice to our Variable Annuity Service Center, or to your registered representative from whom you purchased the Contract, and return your Contract. Your cancellation will be effective on the date it is postmarked, properly addressed and postage paid. The Contract will then be void as if it had never been issued.

The amount of your refund will depend on the state in which your Contract was issued. In most states we will pay you an amount equal to the Contract Value on the date we receive the Contract from you. We will not deduct any Surrender Charges or administrative charges that would otherwise apply. The Contract Value at that time may be more or less than your premium payments. In some states we are required to refund your premium payments less any partial withdrawals you may have already made from your Contract. If your Contract is issued in one of the states where we are required to refund your premium payments, the amount of your refund may be more or less than your Contract Value at that time.

Premium Payments

You should make all premium payments, checks, or electronic fund transfers payable to Jefferson Pilot Financial Insurance Company and they should be sent to our Variable Annuity Service Center. We will provide you a receipt upon request. We will provide you with a confirmation of each transaction. Your premium payments may be paid directly on a flexible basis, through the systematic investment program on a monthly or quarterly basis, or through a group billing or payroll deduction arrangement on a periodic basis.

Initial Premium Payment. The minimum initial premium payment is currently $2,000. A lower minimum may apply to certain Qualified Contracts. However, you can pay the minimum initial premium payment in 12 equal monthly payments by selecting the systematic investment program, in which additional premium payments are automatically withdrawn monthly from your bank account, or by participating in a periodic group billing or payroll deduction arrangement. In the future, we may increase or decrease the minimum initial premium payment. The initial premium payment is the only premium payment required to be paid under a Contract. The maximum initial premium payment that we currently accept without our prior approval is $1,000,000.

Additional Premium Payments. Prior to the Maturity Date and before a Death Benefit has become payable, you may pay additional premium payments at any interval. The minimum additional premium payment is $50. We reserve the right to limit the dollar amount of any additional premium payments. You may not pay more than $1 million in additional premium payments without our prior approval. We will credit additional premium payments to the Contract Value as of the Valuation Period during which we receive them at our Annuity Service Center.

Allocation of Premium Payments. We will allocate your premium payments among the Variable Sub-accounts as specified by you in the application or as subsequently changed. If you fail to specify how premium payments are to be allocated, the application cannot be accepted. You must allocate premium payments to one or more Variable Sub-accounts of the Separate Account, to one or more Interest Rate Guarantee Periods, to the DCA Fixed Account or some combination thereof in whole percentages (totaling 100%). Any allocation to a Variable Sub-account must be at least $50 and in increments of 5% of a premium payment. Any allocation to an Interest Rate Guarantee Period of the Capital Developer Account must be at least $1,000. Any allocation to the DCA Fixed Account must be at least $5,000. Premium payments allocated to an Interest Rate Guarantee Period will be credited with interest from the day after they are received.

We will allocate your additional premium payments in the percentage specified in your application, unless you request a change of allocation. If you allocated some or all of your initial premium payment to the DCA Fixed Account, any subsequent premium payments will be allocated according to the future premium allocation instructions indicated on your Additional Features Form, if any. If you did not provide for future premium allocation instructions on this Form, that portion of your premium payment that would have been allocated to the DCA Fixed Account will instead be allocated into the allocation options indicated in the dollar cost averaging section of your completed Additional Features Form and the remaining portion of your subsequent premium payments will be allocated according to the instructions in your application.

You may change your allocation instructions for Net Premium Payments any time before the Maturity Date by sending a Request to our Variable Annuity Service Center. You must specify your new allocation choices. The allocation change will apply to premium payments received with or after the Request.

Payment Not Honored by Bank. Any payment due under the Contract which is derived, all or in part, from any amount paid to us by check or draft may be postponed until such time as we determine that such instrument has been honored.

Contract Value

On the Contract Date, your Contract Value equals your initial Net Premium Payment. Thereafter, on any day on or before your Maturity Date, your Contract Value equals the sum of the Separate Account Value, the Capital Developer Account Value and the DCA Fixed Account Value. Your Contract Value will increase by (1) any additional premium payments we receive; (2) any increases in the Contract Value due to investment results of the Variable Sub-accounts you have selected; and (3) interest credited to the Capital Developer Account and the DCA Fixed Account. Your Contract Value will decrease by (1) any partial withdrawals or full surrenders, including applicable charges; (2) any decreases in your Contract Value due to investment results of the Variable Sub-accounts you have selected; (3) the Mortality and Expense Risk Charge, the Administrative Expense Charge, any applicable Transfer Charge, and, on the last day of any

Contract Year, the Annual Administrative Fee; and (4) taxes, when applicable. We will inform you of your Contract Value upon request.

Your Contract Value is expected to change from Valuation Period to Valuation Period. A Valuation Period is the period between successive Valuation Days. A Valuation Day is any day that the New York Stock Exchange is open for trading. Holidays are generally not Valuation Days.

Separate Account Accumulation Unit Value. When you allocate a Net Premium Payment or transfer an amount to a Variable Sub-account, it is credited to the Separate Account Value in the form of Accumulation Units. Each Variable Sub-account has a distinct Accumulation Unit value. The number of units credited is determined by dividing the portion of the Net Premium Payment or amount transferred by the dollar value of one Accumulation Unit of the Variable Sub-account as of the end of the Valuation Period during which the allocation or transfer is made. When amounts are transferred out of, or withdrawn or surrendered from, a Variable Sub-account, Accumulation Units are cancelled or redeemed in a similar manner.

We will determine the Separate Account Value on every Valuation Day. For each Variable Sub-account, the Accumulation Unit value for a given Valuation Period is based on the net asset value of a share of the corresponding Portfolio. Therefore, the Accumulation Units will fluctuate in value from day to day based on the investment experience of the corresponding Portfolio and the Separate Account Value will increase or decrease to reflect the investment performance of the corresponding Portfolio. The Separate Account Value also reflects expenses borne by the Portfolio and the deduction of certain charges. The determination of Variable Sub-account Accumulation Unit values is described in detail in the Statement of Additional Information.

Minimum Contract Value. A minimum Contract Value of $2,000 for Non-qualified Contracts must be maintained during the Accumulation Period. If you fail to maintain the minimum Contract Value and no premium payments have been paid in the past two years, then we may cancel the Contract and return the Contract Value less any applicable fees to you in one lump sum. We will send a 90-day notice to the most current address you have given us before we cancel your Contract. If you pay sufficient premium payments to restore the Contract Value to at least the minimum Contract Value within 90 days of the date of notice, your Contract will not be cancelled.

Transfers

You can transfer Contract Value to or from Interest Rate Guarantee Periods of the Capital Developer Account and/or any Variable Sub-account of the Separate Account, within certain limits, as described below. We do not permit transfers into the DCA Fixed Account. We reserve the right to restrict the transfer privilege in any way. We must receive your transfer request at our Variable Annuity Service Center before a transfer will be effected.

We only make transfers on days when we and the New York Stock Exchange are open for business. If we receive your request on one of those days, we will make the transfer that day. Otherwise, we will make the transfer on the first subsequent day on which we and the New York Stock Exchange are open.

Transfers during the Accumulation Period are subject to the following provisions:

o You may make an unlimited number of transfers. Currently, we waive the transfer fee. However, we reserve the right to impose a transfer fee of $10 on each transfer in excess of 15 during any Contract Year. We currently have no plans to impose the $10 fee, and we will provide at least 30 days notice before we impose such a fee.

o Transfers from an Interest Rate Guarantee Period that are made within 30 days of the end of the Interest Rate Guarantee Period are not subject to an MVA. All other transfers from Interest Rate Guarantee Periods are subject to an MVA.

o If, after a transfer, the remaining Separate Account Value in the Variable Sub-account from which the transfer was made would be less than $250, we may include that remaining Separate Account Value as part of the transfer.

o The minimum amount you may transfer among the Variable Sub-accounts is $250 or the entire Separate Account Value remaining in the source Variable Sub-account.

o The minimum amount that you may transfer to or from an Interest Rate Guarantee Period of the Capital Developer Account is $1,000.

During the Annuity Period, under any Variable Annuity Option, you (whether you are the Annuitant or not) may transfer Separate Account Value among Variable Sub-accounts, subject to the following provisions:

o You may make an unlimited number of transfers. Currently, we waive the transfer fee. However, we reserve the right to impose a transfer fee of $10 on each transfer in excess of 15 during any Contract Year. We currently have no plans to impose the $10 fee, and we will provide at least 30 days notice before we impose such a fee.

o If, after a transfer, the remaining Separate Account Value in the Variable Sub-account from which the transfer was made is less than $250, we may include that remaining Separate Account Value as part of the transfer.

o The minimum amount you may transfer from a Variable Sub-account is $250 or the entire Separate Account Value remaining in the Variable Sub-account.

Transfers between Variable Sub-accounts during the Annuity Period will be processed based on the formula outlined in the Statement of Additional Information (see "Annuity Period Transfer Formulas").

You may not transfer amounts applied to a fixed Annuity Payment Option.

Telephone Transfers and Reallocations. You, your authorized representative or a member of your representative's administrative staff may request transfers by telephone of Contract Value or reallocation of premium payments (including allocation changes pursuant to existing Dollar Cost Averaging and Automatic Rebalancing programs), provided we have received the appropriate authorization form. You will be asked to provide us with personal identification information at the time of such request for verification purposes. Although we have procedures that are reasonably designed to reduce the risk of unauthorized telephone transfers or allocation changes, there still exists some risk. Neither the Company, Jefferson Pilot Variable Corporation, nor any of their affiliates are liable for any loss resulting from unauthorized telephone transfers or allocation changes if the procedures have been followed, and you bear the risk of loss in such situation.

Dollar Cost Averaging

Under the Dollar Cost Averaging program, you can instruct us to automatically transfer a specified dollar amount from any Variable Sub-account or the DCA Fixed Account to the Variable Sub-accounts. The program is not available in connection with the One Year or Seven Year Interest Rate Guarantee Periods of the Capital Developer Account. The automatic transfers can occur monthly or quarterly, and the amount transferred each time must be at least $50. At the time the program begins, your Contract must have a minimum value of $5,000.


Dollar Cost Averaging, an investment method which provides for regular, level investments over time, results in the purchase of more Accumulation Units when the Accumulation Unit value is low, and fewer Accumulation Units when the Accumulation Unit value is high. However, there is no guarantee that the Dollar Cost Averaging program will result in a higher Contract Value, protect against loss, or otherwise be successful.


Moreover, while we refer to this program of periodic transfers generally as dollar cost averaging, periodic transfers from a Sub-account with more volatile performance experience is unlikely to produce the desired effects of dollar cost averaging as would transfers from a less volatile Sub-account. If you are seeking the potential benefit of Dollar Cost Averaging, you should choose either the Fixed Account or the Money Market Sub-account as the source of transfers.

Transfers from the DCA Fixed Account will take place over a 12-month period. We may in the future offer different periods for dollar cost averaging amounts from the DCA Fixed Account. We will only accept new premium payments into the DCA Fixed Account. Amounts may not be transferred into the DCA Fixed Account from the Variable Sub-accounts or the Capital Developer Account. Once we commence the transfers from the DCA Fixed Account into the Variable Sub-accounts you have selected, you may not pay any additional premium payments into the DCA Fixed Account.

If your Contract was issued in a state where we are required to return your premium payments if you cancel your Contract during the free look period, we reserve the right to delay commencement of dollar cost averaging transfers until the expiration of the free look period. If the premium payments that are to be used for your dollar cost averaging program will be sent to us at different times, we will hold the funds in the JPVF Money Market Sub-account until we have received all of the payments, at which time we will set your interest rate and begin the dollar cost averaging transfers. If you discontinue the dollar cost averaging program while amounts remain in the DCA Fixed Account, we will transfer this remaining balance to the JPVF Money Market Sub-account unless you indicate otherwise.

You can elect the Dollar Cost Averaging program when purchasing the Contract or at a later date. If you dollar cost average out of a Variable Sub-account, the election can specify that only a certain number of transfers will be made, in which case the program will terminate when that number of transfers has been made. Otherwise, the program will terminate when the amount in the Variable Sub-account equals $250 or less. At any one time, you are allowed to participate in only one dollar cost averaging program utilizing either the DCA Fixed Account or one of the Variable Sub-accounts. There is no charge for this program. Transfers made as part of the Dollar Cost Averaging program do not count toward the 15 free transfers that you are permitted annually under the Contract.


Automatic Rebalancing

You may also elect an automatic rebalancing program. This program provides a method for re-establishing fixed proportions between selected Variable Sub-accounts on a systematic basis. Under this program, the allocation between Variable Sub-accounts will be automatically readjusted to the desired allocation, subject to a minimum of 5% per Variable Sub-account, on a quarterly or annual basis. Transfers made as a result of this program do not count toward the 15 free transfers that you are permitted annually under the Contract. There is currently no fee charged for participation in this program. This program does not guarantee profits nor protect against losses.

You may not elect to have Dollar Cost Averaging and Automatic Rebalancing at the same time. The applicable authorization form must be on file with us before either program may begin. We reserve the right to modify the terms and conditions of these programs upon 30 days advance notice to you.

distributions under the Contract
--------------------------------------------------------------------------------

Surrenders and Partial Withdrawals

Prior to the Maturity Date, you may surrender your Contract for the Surrender Value or withdraw a portion of the Surrender Value by sending a Request, signed by you, to our Variable Annuity Service Center. The Surrender Value is the Contract Value plus or minus any MVA, minus any applicable Surrender Charge, Annual Administrative Fee, and Premium Taxes.

The proceeds payable upon a partial withdrawal will be the partial withdrawal amount requested, increased or decreased by any applicable MVA and then decreased by any applicable Surrender Charge and Premium Taxes payable by us and not previously deducted. For partial withdrawals, you must specify the allocation option from which the withdrawal should be taken. If we do not receive allocation instructions from you, we will allocate the partial withdrawal proportionately among the Variable Sub-accounts and the Capital Developer Account in the same proportions as you have instructed us to allocate your premium payments.

No MVA is imposed on surrenders or partial withdrawals made from an Interest Rate Guarantee Period during the last 30 days of the Interest Rate Guarantee Period.

The minimum amount that you can withdraw is $250 ($1,000 if the withdrawal is from any Interest Rate Guarantee Period of the Capital Developer Account) unless we agree otherwise or unless a smaller amount is required to comply with the Tax Code. Qualified Contracts may be subject to required minimum distribution requirements. (See "Certain Federal Income Tax Consequences.") In addition, following any partial withdrawal, your remaining Contract Value must be at least $2,000. If the processing of your partial withdrawal request would result in a remaining Contract Value of less than $2,000, we may treat your partial withdrawal request as a request for a full surrender of your Contract, and you will receive the Surrender Value. Following payment of the Surrender Value, your Contract will be cancelled. If the amount requested to be withdrawn from an allocation option is greater than the portion of the Contract Value attributable to that allocation option, we will pay you the entire portion of the Contract Value attributable to that allocation option, plus or minus any MVA, minus any Surrender Charge and minus any charge for applicable Premium Taxes payable by us and not previously deducted.

The Separate Account Value remaining in any Variable Sub-account immediately following a partial withdrawal must be at least $250. The Capital Developer Account Value remaining in an Interest Rate Guarantee Period immediately following a partial withdrawal must be at least $1,000. If the processing of your withdrawal request would result in Separate Account Value remaining in a Variable Sub-account of less than $250 or Capital Developer Account Value remaining in an Interest Rate Guarantee Period of less than $1,000, we may treat your withdrawal request as a request for withdrawal of the entire Separate Account Value remaining in the relevant Variable Sub-account or the entire Capital Developer Account Value remaining in the relevant Interest Rate Guarantee Period.

You may surrender the Contract at any time prior to the Maturity Date by sending a Request to our Variable Annuity Service Center. We will pay you the Surrender Value. All of your rights and those of the Annuitant will terminate following a full surrender or at any time partial withdrawals reduce your Contract Value to zero. After the Maturity Date, no surrenders or partial withdrawals are permitted. (See "Annuity Payment Options.")

Withdrawals and surrenders will be processed using the Separate Account Value for the Valuation Period during which your Request for withdrawal or surrender is received at our Variable Annuity Service Center. We will pay all partial withdrawals and full surrender requests in a lump sum to you or to any other Payee that you designate within 5 business days (unless you choose a later date) following receipt of your request and all requirements necessary to process the Request at our Variable Annuity Service Center, except as follows:

o Capital Developer Account--We reserve the right, when permitted by law, to defer payment of any partial withdrawal or full surrender from the Interest Rate Guarantee Periods for up to 6 months. We will pay Interest on any amount deferred for 30 days or more at a rate of at least 3.0% per year.

o Separate Account--We reserve the right to defer the payment of any partial withdrawal or full surrender from the Separate Account as permitted by the Investment Company Act of 1940. Such delay may occur because (i) the New York Stock Exchange is closed for trading (other than usual weekend or holiday closing); (ii) the SEC determines that a state of emergency exists; or (iii) an order or pronouncement of the SEC permits a delay for your protection.

In addition, a premium payment amount is not available to satisfy a partial withdrawal or full surrender until the check or other instrument by which such premium payment was paid has been honored.

Partial withdrawals (including systematic withdrawals described below) and surrenders may be taxable and a penalty tax may apply prior to age 591/2. (See "Certain Federal Income Tax Consequences.")

Systematic Withdrawal Plan

Under the Systematic Withdrawal Plan, you can instruct us to make automatic withdrawal payments to you monthly, quarterly, semi-annually or annually from a specified Variable Sub-account. The minimum monthly payment is $250, the minimum quarterly payment is $750, the minimum semi-annual payment is $1,500, and the minimum annual payment is $3,000, or the amounts can be the minimum required amounts to comply with qualified plan requirements. The request for systematic withdrawal must specify a date for the first payment, which must be at least 30 but not more than 90 days after the form is submitted. The Surrender Charge will not apply to the first 10% of Contract Value (determined at the time of the withdrawal) that is withdrawn during a Contract Year. Amounts withdrawn in excess of 10% will be subject to any applicable Surrender Charge. After the seventh Contract Year, amounts withdrawn will no longer be subject to a Surrender Charge. Systematic Withdrawals may not be taken from the Interest Rate Guarantee Periods. Systematic Withdrawals may result in certain tax consequences. (See "Certain Federal Income Tax Consequences.")

Annuity Payments


We will make Annuity Payments beginning on the Maturity Date, provided that your Contract is in force on that date. The Annuity Payment Option and frequency of Annuity Payments may not be changed after Annuity Payments begin. Unless you specify otherwise, the Payee of the Annuity Payments is the Annuitant. The amount applied to Annuity Payments will equal the Contract Value on the Maturity Date, plus or minus any applicable MVA, minus any applicable Surrender Charge. The application of the MVA to annuitizations is explained in "Market Value Adjustment" on page 19. If the Maturity Date is in the first seven Contract Years and if an Annuity Payment Option of less than five years is elected, then the Surrender Charge will be deducted. The Surrender Charge also applies to any annuitization during the first Contract Year. The dollar amount of the payments will depend on numerous factors including the amount applied to Annuity Payments, the type of Annuity and Annuity Payment Option you elected, the frequency of payments you elected, and possibly the age and sex of the Annuitant on the Maturity Date.


Maturity Date. Initially, you select the Maturity Date at the time the application is completed. You may change the Maturity Date from time-to-time, by submitting a Request to us, provided that notice of each change is received by our Variable Annuity Service Center at least 30 days prior to the then-current Maturity Date along with the written consent of any irrevocable

Beneficiaries. The latest Maturity Date which may be elected for a Non-qualified Contract, unless we otherwise consent, is the Annuitant's 85th birthday or the tenth Contract anniversary (whichever is later). For a Qualified Contract, the Maturity Date will be the date the Annuitant attains age 701/2, unless you demonstrate that the minimum required distribution under the Tax Code is being made. If you do not select a Maturity Date, the Maturity Date will be the Annuitant's 85th birthday (for a Non-qualified Contract) or the date the Annuitant attains age 701/2 (for a Qualified Contract).

Election of Annuity Payment Option. During your lifetime and that of the Annuitant and prior to the Maturity Date, you may choose an Annuity Payment Option. You may change the option, but a Request specifying a change of option and the written consent of any irrevocable Beneficiary must be received by our Variable Annuity Service Center at least 30 days prior to the Maturity Date. If no election is made at least 30 days prior to the Maturity Date, Annuity Payments will be made as an annuity for the Annuitant's life with Annuity Payments guaranteed for 10 years. (See "Annuity Payment Options," below.) You may not change the Annuity Payment Option after the Maturity Date.

Taxes. All or part of each Annuity Payment will be taxable. (See "Certain Federal Income Tax Consequences.") We may be required by state law to pay a Premium Tax on the amount applied to an Annuity Payment Option and we will deduct a charge for the amount of any such Premium Taxes.

Annuity Payment Options

The Contract provides four Annuity Payment Options which are described below. Three of these are offered as either a fixed annuity or a variable annuity (Option I is only available as a fixed annuity). You may elect a fixed annuity, a variable annuity, or a combination of both. If you elect a combination, you must specify what part of the Contract Value is to be applied to fixed and variable payments. Unless you specify otherwise, the Capital Developer Account Value will be used to provide a fixed annuity and the Separate Account Value will be used to provide a variable annuity. Any remaining balance in the DCA Fixed Account will be transferred to the JPVF Money Market Sub-account where it will be used to provide a variable annuity unless you specify otherwise. Variable Annuity Payments will be based on the Variable Sub-account(s) that you select, or on the allocation of the Separate Account Value among the Variable Sub-accounts.

If the amount of the Annuity Payments will depend on the age of the Annuitant, we reserve the right to ask for satisfactory proof of the Annuitant's age. If Annuity Payments are contingent upon the survival of the Annuitant, we may require evidence satisfactory to us that such Annuitant is living. We may delay making Annuity Payments until satisfactory proof is received.

On the Maturity Date, the sum of (i) the Capital Developer Account Value, (ii) the Separate Account Value, and (iii) any remaining balance in the DCA Fixed Account, plus or minus (iv) any MVA to the Capital Developer Account Value, minus (v) any applicable Surrender Charge, minus (vi) any Premium Tax payable by us and not previously deducted, will be applied to provide for Annuity Payments under the selected Annuity Payment Option.

A fixed annuity provides for Annuity Payments which will remain constant pursuant to the terms of the Annuity Payment Option elected. The effect of choosing a fixed annuity is that the amount of each payment will be set on the Maturity Date and will not change. If a fixed annuity is selected, the Separate Account Value used to provide the fixed annuity will be transferred to the general assets of the Company, and may become subject to the claims of the Company's third party creditors. The Annuity Payments will be fixed in amount by the fixed annuity provisions selected and, for some options, the age of the Annuitant. The fixed Annuity Payment amounts are determined by applying the annuity purchase rate specified in the Contract to the portion of the Contract Value allocated to the Annuity Option that you select. However, if the Company's annuity purchase rates in effect on the Maturity Date would result in higher Annuity Payments, then those more favorable rates will be used.

A variable annuity provides for payments that fluctuate or vary in dollar amount, based on the investment performance of your selected allocations to one or more Variable Sub-accounts. The variable annuity purchase rate tables in the Contract reflect an assumed interest rate of 3.0%, so if the actual net investment performance of the Variable Sub-account is less than this rate, then the dollar amount of the actual variable Annuity Payments will decrease. If the actual net investment performance of the Variable Sub-account is higher than this rate, then the dollar amount of the actual variable Annuity Payments will increase. If the net investment performance exactly equals the 3.0% rate, then the dollar amount of the actual variable Annuity Payments will remain constant. Accordingly, if you wish to seek to avoid risking a decrease in your Annuity Payments, during the Annuity Period you should consider selecting Sub-accounts that have lower investment risk. You should consult the Statement of Additional Information for more detailed information as to how we determine variable Annuity Payments.

You may choose to receive Annuity Payments under any one of the Annuity Payment Options described below. Additionally, you may also elect to receive the Contract Value less any applicable Surrender Charge as of the Maturity Date in a lump sum payment.

Note Carefully: Under Annuity Payment Options II and III it would be possible for only one Annuity Payment to be made if the Annuitant(s) were to die before the due date of the second Annuity Payment; only two Annuity Payments if the Annuitant(s) were to die before the due date of the third Annuity Payment; and so forth.

The following Annuity Payment Options are available:

Annuity Payment Option I--Income for Specified Period (Available as a Fixed Annuity Only)--We make periodic payments for the period you have chosen. The specified period must be at least 5 years and cannot be more than 30 years.

Annuity Payment Option II--Life Income--We make payments for as long as the Annuitant lives with optional guaranteed periods (Life Income with Period Certain). If the Annuitant dies before we have made all of the guaranteed payments, we will pay the remaining guaranteed payments as provided below.

Annuity Payment Option III--(1) Joint and Last Survivor Life Income Payments--We make payments during the joint lifetime of two Annuitants, continuing in the same amount during the lifetime of the surviving Annuitant; or (2) Joint and 50% or 75% Survivor Annuity--Payments will be made during the joint lifetime of two Annuitants, continuing during the lifetime of the surviving Annuitant and will be computed on the basis of one-half or three- fourths of the Annuity Payment (or units) in effect during the joint lifetime.

Annuity Payment Option IV--Special Income Settlement Agreement--We will pay the proceeds in accordance with terms agreed upon in writing by you and us.

During the Annuity Period, you may (whether or not you are the Annuitant), upon Request, transfer a portion of any Variable Sub-account to another Variable Sub-account within the Separate Account.(See "Transfers.") However, during the Annuity Period, no partial withdrawals or surrenders are permitted.

A portion or the entire amount of the Annuity Payments may be taxable as ordinary income. If, at the time the Annuity Payments begin, we have not received a proper written election not to have federal income taxes withheld, we must by law withhold such taxes from the taxable portion of such Annuity Payments and remit that amount to the federal government. (See "Certain Federal Income Tax Consequences.")

Except as otherwise agreed to by you and the Company, Annuity Payments will be payable monthly. If your Contract Value is less than $2,000 (or an amount that would provide monthly Annuity Payments of less than $20 under any Annuity Payment Option) on the Maturity Date, we will pay you a lump sum. We may require proof from the Payee of the Annuitant's survival as a condition of future payments.

In some states, the Contracts offered by this Prospectus contain annuity tables that provide for different benefit payments to men and women of the same age. We will use these sex-distinct tables, where permitted, for Non-qualified Contracts and IRAs. We will use unisex tables for Qualified Contracts (other than IRAs). You may request a copy of these tables from us.

Death Benefit

Death of Contract Owner Prior to Maturity Date. If you die before the Maturity Date, we will pay the Beneficiary a Death Benefit. The Death Benefit is payable upon our receipt of Due Proof of Death, as well as proof that the death occurred during the Accumulation Period. Upon our receipt of this proof and an election of a Death Benefit Option and return of the Contract, the Death Benefit generally will be payable after we have sufficient information to make the Death Benefit payment. If we do not receive an election by the Beneficiary to receive Annuity Payments as described below under "Payment of Death Benefit to Beneficiary" within 90 days following the date we receive Due Proof of Death, the Beneficiary will be deemed to have elected to receive the Death Benefit in the form of a single cash payment on such 90th day.

The determination of the Death Benefit depends upon your Issue Age. If you die and your Issue Age is less than or equal to age 75, the amount of the Death Benefit is equal to the greatest of:


      (A) the sum of all premium payments less any "Adjusted Partial Withdrawals," with interest compounded at 4% per year through the earlier of (1) the date of your death or (2) the date you reach age 75;

      (B) the Contract Value as of the most recent fifth Contract Anniversary occurring while you were living and before your age 75, plus any premium payments and minus any "Adjusted Partial Withdrawals", as defined below, made since that Contract Anniversary; and

      (C) the Contract Value as of the date we have sufficient information to make the Death Benefit payment.

For purposes of (A), above, the Death Benefit will be calculated as of the date of the Contract Owner's death but will never be greater than 200% of all premium payments, less any partial withdrawal.

The "Adjusted Partial Withdrawal" amount for each partial withdrawal equals (a) times (b) where:

      (a) is the ratio of the amount of the partial withdrawal to the Contract Value on the date of (but immediately prior to) the partial withdrawal; and

      (b) is the Death Benefit on the date of (but immediately prior to) the partial withdrawal.

If you die and your Issue Age is greater than age 75, the amount of the Death Benefit is equal to the Contract Value on the date we receive Due Proof of Death, election of a payment option, and return of the Contract.

If you are deemed a non-natural person (i.e., a trust or corporation) under
Section 72 of the Tax Code, the Death Benefit is payable upon the death of the primary Annuitant. The "primary Annuitant" is that individual whose life affects the timing or amount of Annuity Payments under the Contract. The Death Benefit in such situation is equal to the Contract Value on the date we have received Due Proof of Death of the primary Annuitant, election of a payment option, and return of the Contract.

Payment of the Death Benefit will be in full settlement of our liability under the Contract, and the Contract will be cancelled on the date the Death Benefit is determined and paid.

Death Benefit payments will be made in a lump sum or in accordance with your or the Beneficiary's election, as described below. The Beneficiary may elect to use the lump sum payment to establish an account through our retained asset program ("Performance Plus Account"). The Performance Plus Account allows the Beneficiary to write one or more checks up to the amount of Death Benefit proceeds credited to the account plus any applicable interest. The amount in the Performance Plus Account will earn interest at the floating 13 week U.S. Treasury Bill rate, determined quarterly, from the date the claim is processed until the date the checks are cleared. We guarantee that the interest rate will never be less than an annual rate of 2%, compounded monthly. The Contract Value will be calculated as of the date we receive Due Proof of Death and all requirements necessary to make the payment at our Variable Annuity Service Center. The Contract will end on such date.

IRS Required Distribution. Federal tax law requires that if you die before the Maturity Date, then the entire value of the Contract must generally be distributed within five years of the date of your death. Special rules may apply to your spouse. Other rules apply to Qualified Contracts. (See "Certain Federal Income Tax Consequences.")

Death of Annuitant Prior to Maturity Date. If you are not the Annuitant and the Annuitant dies prior to the Maturity Date, you may name a new Annuitant. If no new Annuitant is named, you become the new Annuitant.

If you are a non-natural person (i.e., a trust or corporation) for purposes of Tax Code Section 72, then the primary Annuitant's death will be treated as the death of the Contract Owner and will result in payment of the Contract Value. (No enhanced Death Benefit will apply.)

Death of Annuitant on or After Maturity Date. If the Annuitant dies while there are remaining guaranteed Annuity Payments to be made, we will continue to make the remaining guaranteed Annuity Payments to only one of the following, in this order: (1) the named Payee, if any and if living, (2) the Contract Owner, if living, (3) the Beneficiary, if any and if living, and (4) the Contract Owner's estate. Annuity Payments will be paid at least as rapidly as under the Annuity Payment Option in effect at the time of death. However, the recipient of the remaining Annuity Payments can elect to accelerate payment of the remaining Annuity Payments. No amount will be payable to a Beneficiary under any Annuity Payment Option if the Annuitant dies after all guaranteed Annuity Payments have been made.

Death of Contract Owner on or After Maturity Date. If you die after the Maturity Date and before the Annuitant, we will pay any remaining guaranteed Annuity Payments to only one of the following, in this order: (1) any named Payee, if living, (2) any joint Contract Owner, if living, (3) any Beneficiary, if living,
(4) the deceased Contract Owner's estate. Annuity Payments will be paid at least as rapidly as under the Annuity Payment Option in effect at the time of death.

Contract Owner's Spouse as Beneficiary. If you die and the Beneficiary is your surviving spouse, your spouse may choose not to receive the Death Benefit and may continue the Contract and become the Contract Owner. The excess, if any, of the Death Benefit over the Contract Value will be added to the Contract Value. In this situation, if you were also the Annuitant, your spouse will be the new Annuitant. If your spouse chooses to continue the Contract, no Death Benefit will be paid because of your death.

Payment of Death Benefit to Beneficiary. Instead of accepting the Death Benefit, the Beneficiary (after your death) can choose by Request to receive Annuity Payments based on his or her life expectancy. Payment under any payment option must be for the life of the Beneficiary or for a number of years that is not more than the life expectancy of the Beneficiary, at the time of your death (as determined for federal tax purposes), and must begin within one year of your death.

Beneficiary

You may name more than one Beneficiary in the application. You may change a Beneficiary by sending a Request, signed by you, to our Variable Annuity Service Center. When the Variable Annuity Service Center records the change, it will take effect as of the date we received your

Request at our Variable Annuity Service Center. You may designate the amount or percentage of the Death Benefit that each Beneficiary receives, either in the application or by a Request, signed by you. If you do not make such a designation, the Death Benefit will be paid in equal shares to each Beneficiary. We will comply with all state and federal laws requiring notification of the change in Beneficiary.

If you die and you have not named a Beneficiary, or your named Beneficiary predeceased you and you did not name a new Beneficiary, your estate will be the Beneficiary. If your Contract is owned by joint Contract Owners and one of the joint Contract Owners dies, the surviving joint Contract Owner will be the deemed Beneficiary. Joint Contract Owners are permitted only if they are spouses.

Change of Contract Owner

You may change the Contract Owner while the Annuitant is alive by sending a Request to our Variable Annuity Service Center. The change will be effective on the date we record the Request, but will be subject to any payment made or action taken by us before recording the change. When the change takes effect, all rights of ownership in the Contract will pass to the new Contract Owner. Changing the Contract Owner does not change the Annuitant or the Beneficiary. Changing the Contract Owner may have tax implications (See "Certain Federal Income Tax Consequences"). We will comply with all state and federal laws requiring notification of the change in Contract Owner. The Annuitant named in the application cannot be changed unless that Annuitant dies prior to the Maturity Date.

Restrictions Under the Texas Optional Retirement Program

Section 36.105 of the Texas Educational Code permits participants in the Texas Optional Retirement Program ("ORP") to withdraw their interest in a variable annuity contract issued under the ORP only upon: (1) termination of employment in the Texas public institutions of higher education; (2) retirement; or (3) death. Accordingly, if you are a participant in the ORP, you (or your estate if you have died) will be required to obtain a certificate of termination from the employer or a certificate of death before the Contract can be surrendered.

Restrictions Under Qualified Contracts

Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Contracts or under the terms of the plan in respect of which Qualified Contracts are issued.

Restrictions Under Section 403(b) Plans

Section 403(b) of the Tax Code provides for tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. In accordance with the requirements of Section 403(b), any Contract used for a 403(b) plan will prohibit distributions of elective contributions and earnings on elective contributions except upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

charges and deductions
--------------------------------------------------------------------------------

We will make certain charges and deductions under the Contract in order to compensate us for incurring expenses in distributing the Contract, bearing mortality and expense risks under the Contract, and administering the Separate Account and the Contracts. We may also deduct charges for transfers, Premium Taxes, and other federal, state or local taxes. In addition, certain deductions are made from the assets of the Portfolios for management fees and expenses.

Surrender Charge

We incur expenses relating to the sale of Contracts, including commissions to registered representatives and other promotional expenses. The Surrender Charge, which is a contingent deferred sales charge, is intended to allow us to recoup these distribution expenses. In connection with a partial withdrawal, full surrender, annuitization within the first Contract Year, or selection of an Annuity Payment Option of less than five years during the first seven Contract Years, we will impose the Surrender Charge on the amount withdrawn or surrendered, net of any MVA and before any deductions for the Annual Administrative Fee or Premium Taxes. The Surrender Charge is calculated as a percentage of the Contract Value withdrawn, surrendered, or annuitized.

The Surrender Charge schedule is as follows:

Contract Year       1      2       3       4      5       6       7       8+
Surrender Charge    6%     6%      6%      5%     4%      3%      2%      0%

The Surrender Charge will not be applied under the following circumstances:

      1.    If you cancel the Contract during the free look period.

      2. If you choose to annuitize the Contract after the first Contract Year and you choose an Annuity Payment Option of longer than five years.

      3.    Payment of the Death Benefit.

      4.    On any Free Surrender Amount. (See below.)

      5.    To comply with the minimum distribution requirements of the Tax
            Code.

      6. If, after the Contract Date, you become confined to a hospital or a state-licensed inpatient nursing care facility ("nursing care facility") and meet all of the following conditions:

            (a) You were not confined to a nursing care facility at any time on or before the Contract Date;

            (b) You have been confined to a nursing care facility for at least 30 consecutive days;

            (c) It is medically necessary for you to be confined to the nursing care facility; and

            (d) You send us a Request for a surrender or partial withdrawal along with the Request for waiver of Surrender Charges while you are confined or within 90 days after your discharge from such facility.

      7. If you are diagnosed as suffering from an illness that reduces your life expectancy to 12 months or less from the date of diagnosis. We reserve the right to require, at our expense, a second opinion from a physician acceptable to both of us.

We will tell you the amount of Surrender Charge that would be assessed upon a withdrawal or surrender upon request. More information about how the Surrender Charge is calculated for partial withdrawals and full surrenders is in Appendix
I. We may waive or reduce the Surrender Charge for Contracts sold to certain groups. (See "Reduction in Charges for Certain Groups.")

We anticipate that the Surrender Charge will not generate sufficient funds to pay the cost of distributing the Contracts. To the extent the Surrender Charge does not cover all sales commissions and other promotional or distribution expenses, we may use any of our corporate assets, including potential profit which may arise from the mortality and expense risk charge or any other charge or fee described above, to make up any difference.

We guarantee that the aggregate Surrender Charge will never exceed 8.5% of the total premium payments you pay under the Contract.

Free Surrender Amount. You are entitled to withdraw up to 10% of the Contract Value each year without a Surrender Charge. This Free Surrender Amount is equal to 10% of the Contract Value as of the date of the withdrawal, less the sum of Free Surrender Amounts previously taken during the Contract Year, and will not be less than zero. Because the Contract Value may change from day to day, the Free Surrender Amount or any remaining portion thereof may increase or decrease on any day. Any cumulative amount surrendered or withdrawn in excess of the annual Free Surrender Amount during one of the first seven Contract Years is subject to the Surrender Charge, as applicable. Unused Free Surrender Amounts cannot be accumulated and carried from one Contract Year to the next. The Free Surrender Amount does not apply to amounts applied to an Annuity Payment Option.

Mortality and Expense Risk Charge

We impose a daily charge as compensation for bearing certain mortality and expense risks in connection with the Contracts. This charge is 1.25% annually of the daily value of net assets in each Variable Sub-Account. The Mortality and Expense Risk Charge is reflected in the Accumulation Unit value or Annuity Unit value for each Variable Sub-account. The Mortality and Expense Risk Charge will not be deducted with respect to amounts held in the Capital Developer Account.

Contract Values and Annuity Payments are not affected by changes in actual mortality experience nor by actual expenses incurred by the Company.

The mortality risks we assume arise from our contractual obligations to make Annuity Payments. Thus, you are assured that neither the Annuitant's own longevity nor an unanticipated improvement in general life expectancy will adversely affect the Annuity Payments that you will receive under the Contract.

We also bear substantial risk in connection with the Death Benefit. During the Accumulation Period, if your age is less than 75, we will pay a Death Benefit that could be greater than the Contract Value. Otherwise, the Death Benefit is based on the Contract Value. The Death Benefit is paid without imposition of a Surrender Charge or application of the MVA.

The expense risk we assume is the risk that our actual expenses in administering the Contract and the Separate Account will exceed the amount we receive through the Annual Administrative Fee and the Administrative Expense Charge.

Administrative Expense Charge

We deduct a daily charge equal to a percentage of the net assets in each Variable Sub-account for administering the Separate Account. The effective annual rate of this charge is 0.15% of the daily value of net assets in each Variable Sub-account. We guarantee that the amount of this charge will not increase. The Administrative Expense Charge does not apply to any amounts held in the Capital Developer Account.

Annual Administrative Fee

In order to cover the cost of administering your Contract, we deduct an Annual Administrative Fee from the Contract Value of your Contract on the last day of each Contract Year and upon full surrender of the Contract. This Annual Administrative Fee is the lesser of $30 or 2% of Contract Value on the last day of the applicable Contract Year. We guarantee that this fee will not increase. We do not anticipate realizing any profit from this charge. The Annual Administrative Fee will be deducted pro rata from your allocation options in the same proportion that the amount of your Contract Value in each allocation option bears to your total Contract Value. We will waive the Annual Administrative Fee if, on the last day of that Contract Year, your Contract Value is $30,000 or greater or if 100% of your Contract Value is allocated to the Capital Developer Account. No Annual Administrative Fee is deducted after the Maturity Date.

We may waive or reduce the Annual Administrative Fee for Contracts sold to certain groups. (See "Reduction in Charges for Certain Groups.")

Transfer Charge

We may impose a fee equal to $10 for each transfer in excess of 15 during any Contract Year. Although we reserve the right to impose a $10 fee, we currently have no plans to do so.

Premium Taxes

We may be required to pay Premium Taxes in certain states. Depending upon applicable state law, we will deduct the Premium Taxes if we are required to pay them. This may occur, for example, at the time you pay a premium payment, surrender your Contract or make a partial withdrawal or when the Contract reaches the Maturity Date or a Death Benefit is paid. We may elect to defer the deduction of Premium Taxes that would otherwise be deducted from premium payments until a later time. Premium Taxes may range from 0% to 3.5% of premium payments or Contract Value. However, a state may change its premium tax rate in the future.

Federal, State and Local Taxes

No charges are currently imposed for federal, state, or local taxes other than state premium taxes. However, we reserve the right to deduct charges in the future for such taxes or other economic burden resulting from the application of any tax laws that we determine to be attributable to the Contracts.

Other Expenses Including Investment Advisory Fees

You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Variable Sub-accounts to which you allocate your Contract Value. The net assets of each Portfolio will reflect deductions in connection with the investment advisory fees and other expenses.

For more information concerning the investment advisory fees and other charges against the Portfolios, see the prospectuses for the Portfolios, current copies of which accompany this Prospectus.

Reduction in Charges for Certain Groups

The Company may reduce or eliminate the Annual Administrative Fee or Surrender Charge on Contracts that have been sold to (1) employees and sales representatives of the Company or its affiliates; (2) customers of the Company or distributors of the Contracts who are transferring existing contract values to a Contract; (3) individuals or groups of individuals when sales of the Contract result in savings of sales or administrative expenses; or (4) individuals or groups of individuals where premium payments are to be made through an approved group payment method and where the size and type of the group results in savings of administrative expenses.

In no event will reduction or elimination of the Annual Administrative Fee or Surrender Charge be permitted where such reduction or elimination will be unfairly discriminatory to any person.

certain federal income tax consequences
--------------------------------------------------------------------------------

The following is a general description of Federal tax considerations relating to individual Contract Owners and individual beneficiaries of the Contract, and is based upon our understanding of the present Federal income tax laws as the Internal Revenue Service currently interprets them. No representation is made as to the likelihood of the continuation of the present Federal income tax laws or the current interpretations by the Internal Revenue Service (the "IRS"). This general discussion does not attempt to describe the tax treatment of the Contract under state or local tax laws.

This general discussion also does not attempt to describe the tax treatment that will apply to:

o     foreign owners or beneficiaries

o     corporate owners or beneficiaries, or

o     trusts that are owners or beneficiaries.

This discussion is not intended to be tax advice. Any person concerned about the tax implications of owning a Contract, or receiving distributions from the Contract, should consult a competent tax advisor before initiating any transaction.

The Contract is issued by the separate account of the Company, which is taxed as a life insurance company under the Tax Code. Under existing Federal income tax laws, all investment income and realized and unrealized capital gains (and losses) automatically increase (or decrease) the Accumulation Unit Values of the Contract. If changes in the Federal tax laws, or changes in the IRS's interpretation of the tax laws, result in the Company being taxed on income or gains produced in the Separate Account, then we reserve the right to start imposing charges against any affected Contracts in order to provide for payment of those taxes.

You may purchase a Non-qualified Contract or a Qualified Contract. A Contract is a Qualified Contract if purchased by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401, 403(b) (Tax-Sheltered Annuity), 408 (Traditional IRA), 408A (Roth IRA), or 457 of the Tax Code. Information regarding the tax treatment of a Traditional IRA or a Roth IRA is contained in a separate IRA Disclosure Statement available from the Company. The ultimate effect of Federal income taxes on amounts contributed to, held in, or received from a Qualified Contract depends on the type of retirement plan, the tax and employment status of the individual and/or his or her employer, the source of the contributions, and the reason for the distribution. Purchasers of Qualified Contracts should seek competent legal and tax advice regarding the suitability of the Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of the Contract. The following discussion assumes that a Qualified Contract is purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special Federal income tax treatment.

If you purchase this Contract as a Non-qualified Contract, it is intended that the Contract will be owned and administered to satisfy the requirements of Sections 72 and 817(h) of the Tax Code. If you purchase this Contract as a Qualified Contract, it is intended that the Contract will be owned and administered to satisfy the requirements of the provisions of the Tax Code that apply to that type of Qualified Contract. The following discussion is based on the assumption that the Contract satisfies whichever Federal income tax rules apply to the Contract.

At the time you pay the initial premium payment, you must specify whether a Non-qualified Contract or a Qualified Contract is being purchased. If your initial premium payment is derived from an exchange or surrender of another annuity contract, we may require that you provide us with information as to the Federal income tax status of the previous contract. We will require you to purchase separate Contracts if you desire to invest monies qualifying for different annuity tax treatment under the Tax Code. We will require the minimum initial premium payment on each Contract. Additional premium payments under your Contract must qualify for the same Federal income tax treatment as your initial premium payment under the Contract. We will not accept an additional premium payment under your Contract if the Federal income tax treatment of such premium payment would be different from that of your initial premium payment.


The investments held for Non-qualified Contracts must be "adequately diversified" in accordance with the requirements of Section 817(h) and Treas. Regs. Section 1.817-5. The Company intends to, and will be responsible for, complying with these diversification rules. The IRS has stated in several published rulings (the "Investor Control Rulings") that if the owner of the Contract has such control or power over the investments held for the Contract, the owner of the Contract, and not the Separate Account, will be treated as the owner of the underlying assets. The Company believes that it is complying with the Investor Control Rulings so that the Company, and not the owner of the Contract, will be treated as the owner of the underlying assets. We reserve the right to amend or modify the Contract if necessary to comply with any IRS rules or regulations related to diversification or control over investments.


Taxation of Annuities

In General. Section 72 of the Tax Code governs taxation of annuities in general. We believe that if you are an individual (a "natural" person under the tax rules), you will not be taxed on increases in the value of a Non-qualified Contract until a distribution occurs (e.g., partial withdrawals, surrenders, loan or assignment, pledge, gift, or the receipt of Annuity Payments under a payment option). Any change in ownership, assignment, pledge, or agreement to assign or pledge any portion of a Qualified Contract's value generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single lump sum payment or as an annuity) is taxable as ordinary income. Unlike direct investments in mutual funds, no amounts invested in a variable annuity will produce any capital gains or losses.

If the owner of any Non-qualified Contract is not an individual or other "natural" person (e.g., a corporation or a certain type of trust), the owner generally must include in income any increase in the excess of the Contract's value over the "investment in the contract" (discussed below) during the taxable year. There are exceptions to this rule if the non-natural person holds the Contract as agent for a natural person. We reserve the right to not issue a Non-qualified Contract if it will not be owned by a natural person, or by a non-natural person as agent for a natural person.

Possible Changes in Taxation. In past years, legislation has been proposed that would have adversely modified the Federal taxation of certain annuities. Although as of the date of this Prospectus Congress has not passed any legislation regarding the taxation of annuities, there is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could apply to your Contract even though it was purchased prior to the change in the tax laws or rules.

Surrenders and Partial Withdrawals from Qualified Contracts. In the case of a full surrender or partial withdrawal under a Qualified Contract, under Section 72(e) of the Tax Code a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance under the retirement plan. The "investment in the contract" generally equals the amount of any premium payments paid by or on behalf of any individual with after tax contributions. For certain Qualified Contracts the "investment in the contract" may be zero. As explained in the separate Disclosure Statement for Roth IRAs, special tax rules apply to distributions from Roth IRAs and Roth Conversion IRAs.

Surrenders and Partial Withdrawals from Non-qualified Contracts. Full surrenders from Non-qualified Contracts are treated as taxable income to the extent that the amount received exceeds the "investment in the contract." Partial withdrawals from Non-qualified Contracts (including systematic withdrawals) are generally treated as taxable income to the extent that the Accumulation Value (before any Surrender Charges, and including any positive MVA) immediately before the partial withdrawal exceeds the "investment in the contract" at that time.

Annuity Payments. If you elect to receive payments over a period of years, over your life expectancy, or over the life expectancies of yourself and another individual, part of each payment you receive will be a return of your "investment in the contract" and part of each payment will be taxable income. In general, the amount of each payment that is a return of your "investment in the contract" is calculated by dividing your total "investment in the contract" by the total number of expected payments. For example, if your "investment in the contract" is $6,000, and you elect to receive 60 monthly Annuity Payments, $100 of each payment will be a return of your "investment in the contract" and will not be subject to Federal income taxes ($6,000/60 = $100). If payments are being made over your life expectancy, or the joint life expectancy of you and your spouse, there are IRS tables which are used to determine how many Annuity Payments are expected to be made. After you have received the expected number of payments, you will have received tax-free your entire "investment in the contract." Any additional payments will be fully taxable. If you die before you have received your entire "investment in the contract" and there are no additional payments after you die, there is a special tax rule that allows a tax deduction for the unrecovered "investment in the contract" on your last income tax return. If some payments continue to your Beneficiary after your death, your Beneficiary can recover any remaining "investment in the contract" over the additional payments being made.

Penalty Tax. For Non-qualified Contracts and for most Qualified Contracts (there are special rules for Roth IRAs) there may be a 10% Federal penalty tax on any premature distributions. The 10% penalty applies only to the portion of the distribution that is treated as taxable income. In general, however, there is no penalty tax on distributions from a Qualified or a Non-qualified Contract:

o     made on or after the date on which you attain age 59-1/2;

o     made as a result of your death or disability;

o received in substantially equal periodic payments as a life annuity or a joint and survivor annuity for the lives or life expectancies of you and a "designated beneficiary";

o resulting from the direct rollover of the Contract into another qualified contract or individual retirement annuity;

o allocable to investment in a Non-qualified Contract before August 14, 1982;

o     under a qualified funding asset (as defined in Tax Code Section 130(d));

o     under an immediate annuity (as defined in Tax Code Section 72(u)(4)); or

o which are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service.

For distributions from Qualified Contracts, in addition to all of the above exceptions to the 10% penalty tax, the following additional exceptions to the penalty may apply on distributions made to:

o an employee after separation from service after age 55 from a retirement plan other than an IRA;

o     pay certain uninsured medical expenses;

o     certain unemployed individuals to pay health insurance premiums;

o     pay for certain higher education expenses; or

o     a first-time home buyer ($10,000 lifetime limit).

Death Benefit Proceeds. The Tax Code requires that both Qualified and Non-qualified Contracts make certain distributions if the Contract Owner of the Contract dies. If you die before periodic Annuity Payments have started, the entire value of the annuity must either (i) be paid out, in full, within five years of your death, or (ii) Annuity Payments must start within one year of your death. If your surviving spouse is the Beneficiary of the Contract, your spouse has the option of continuing the Contract as if he or she had been the original Contract Owner. If you die after periodic Annuity Payments have started, payments must continue to be made under a method that will distribute the balance in the Contract at least as rapidly as the method being used prior to your death. A non-spousal beneficiary may not elect, or continue to use, a settlement option unless that settlement option will result in distributions that comply with the Tax Code. Amounts distributed because of the death of a Contract Owner are generally included in income under the same rules that apply to distributions to the Contract Owner. Annuities, unlike capital assets owned directly by an individual (e.g., real estate, stocks, bonds), do not receive a step-up in tax basis at the death of the Contract Owner. Therefore, the investment in the Contract is not affected by the Contract Owner's death.

Gifts and Other Transfers or Exchanges of the Contract. The gift or other transfer of ownership of a Contract may result in certain tax consequences to you, including the immediate taxation of the entire gain in the Contract. You should contact a competent tax advisor to discuss the potential tax effects of any gift, transfer or exchange of a Contract.

Multiple Contracts. All non-qualified deferred annuity contracts that we or our affiliates issue to you during any calendar year are treated as one annuity contract for purposes of determining the amount of income produced by a distribution from one or more of the annuity contracts. The Treasury Department may issue regulations to prevent the avoidance of Section 72(e) through the serial purchase of annuity contracts or otherwise, or to treat the combination purchase of separate immediate and deferred annuity contracts as a single annuity contract. You should consult with a competent tax advisor before purchasing more than one annuity contract in a calendar year.

Withholding. Pension and annuity distributions generally are subject to withholding for the recipient's Federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. If you have provided the Company with your taxpayer identification number (i.e., your Social Security number), you may elect not to have tax withheld from most distributions. Withholding is mandatory for certain distributions from certain types of Qualified Contracts.

Other Tax Consequences. As noted above, this discussion of the Federal income tax consequences under the Contract is not intended to cover every possible situation. The Federal income tax consequences discussed in this Prospectus reflect our understanding of current law, and the law may change. Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under the Contract depend on your individual circumstances or those of the recipient of the distribution. You should consult a competent tax advisor for further information.

Qualified Plans

The Contract may be used with several types of qualified plans. Under the Tax Code, qualified plans generally enjoy tax-deferred accumulation of amounts invested in the plan. Therefore, in considering whether or not to purchase a Contract in a qualified plan, you should only consider the Contract's other features, including the availability of lifetime Annuity Payments and death benefit protection.

No attempt is made to provide detailed information about the use of the Contract with the various types of qualified plans. Contract Owners, Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Contracts may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Contract Owners, Participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. The following are brief descriptions of the various types of qualified plans in connection with which we may issue the Contract. Contracts for all types of qualified plans may not be available in all states. When issued in connection with a qualified plan, the Contract will be amended as necessary to conform to the requirements of the Tax Code.

Qualified Pension and Profit Sharing Plans. Sections 401(a) of the Tax Code permits corporate employers to establish various types of retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10," permits self-employed individuals to establish qualified plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if the Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. If you are considering the purchase of a Contract for use with such a plan, you should seek competent advice regarding the suitability of the proposed plan documents and the Contract to your specific needs.

Individual Retirement Annuities. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (hereinafter referred to as "Traditional IRA"). Traditional IRAs are subject to limitations on the amount which may be contributed and deducted and the time when distributions may commence. Also, distributions from certain other types of qualified plans may be "rolled over" on a tax-deferred basis into a Traditional IRA. The sale of a Contract for use with a Traditional IRA is subject to special disclosure requirements of the IRS. Purchasers of a Contract for use with Traditional IRAs will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within seven days of the earlier of the establishment of the Traditional IRA or their purchase. You should seek competent advice as to the suitability of the Contract for use with Traditional IRAs. The Internal Revenue Service has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with Traditional IRA qualification requirements.

Section 408A of the Tax Code permits eligible individuals to contribute to a Roth IRA. Purchasers of a Contract for use with Roth IRAs will be provided with supplemental information required by the IRS or other appropriate agency. Such purchasers will have the right to revoke their purchase within seven days of the earlier of the establishment of the Roth IRA or their purchase. You should seek competent advice as to the suitability of the Contract for use with Roth IRAs. The Internal Revenue Service has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with Roth IRA qualification requirements.

Tax-Sheltered Annuities. Section 403(b) of the Tax Code permits public school employees and employees of certain types of religious, charitable, educational, and scientific organizations specified in Section 501(c)(3) of the Tax Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of premiums from gross income for tax purposes. However, these payments may be subject to FICA (Social Security) taxes. These annuity contracts are commonly referred to as "Tax-Sheltered Annuities."

Subject to certain exceptions, withdrawals under Tax-Sheltered Annuities which are attributable to contributions made pursuant to salary reduction agreements are prohibited unless made:

o     after you attain age 59-1/2,

o     after your separation from service,

o     because of your death or disability, or

o for an amount not greater than the total of such contributions in the case of hardship.

Section 457 Deferred Compensation Plans ("Section 457 Plans"). Under Section 457 of the Tax Code, employees of (and independent contractors who perform services for) certain state and local governmental units or certain tax-exempt employers may participate in a Section 457 Plan of their employer allowing them to defer part of their salary or other compensation. The amount deferred and any income on such amount will not be taxable until paid or otherwise made available to the employee. The maximum amount that can be deferred under a Section 457 Plan in any tax year is ordinarily one-third of the employee's includable compensation, up to $7,500. Includable compensation means earnings for services rendered to the employer which is includable in the employee's gross income, but excluding any contributions under the Section 457 Plan or a Tax-Sheltered Annuity. During the last three years before an individual attains normal retirement age, additional "catch-up" deferrals are permitted.

The deferred amounts will be used by the employer to purchase the Contract. The Contract will be issued to a trust set up by a governmental employer, or by other tax-exempt employer. All Accumulation Values will be subject to the claims of the employer's creditors. The employee has no rights or vested interest in the Contract and is only entitled to payment in accordance with the Section 457 Plan provisions. The plans may permit participants to specify the form of investment for their deferred compensation account. Depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 Plan obligations. Present Federal income tax law does not allow tax-free transfers or rollovers for amounts accumulated in a Section 457 Plan, except for transfers to other Section 457 Plans in certain limited cases. If you are considering the purchase of a Contract for use with such a plan, you should seek competent advice regarding the suitability of the proposed plan documents and the Contract to your specific needs.

Jefferson Pilot Financial Insurance Company
--------------------------------------------------------------------------------

Jefferson Pilot Financial Insurance Company is a stock life insurance company chartered in 1903 in Tennessee, redomesticated to New Hampshire in 1991, and redomesticated to Nebraska effective June 12, 2000. Prior to May 1, 1998, we were known as Chubb Life Insurance Company of America. Effective April 30, 1997, Chubb Life, formerly a wholly-owned subsidiary of The Chubb Corporation, became a wholly-owned subsidiary of Jefferson-Pilot Corporation, a North Carolina corporation. The principal offices of Jefferson-Pilot Corporation are located at 100 North Greene Street, Greensboro, North Carolina 27401; its telephone number is 336-691-3000. Our service center is located at One Granite Place, Concord, New Hampshire 03301 and our telephone number is 800-258-3648, ext. 5394.

We are licensed to do life insurance business in forty-nine states of the United States, the District of Columbia, Puerto Rico, the U.S. Virgin Islands, Guam, and the Commonwealth of the Northern Mariana Islands.


At December 31, 1999, the Company, its subsidiaries and predecessors, had total assets of $16.6 billion and had $149 billion of insurance in force, while total assets of Jefferson-Pilot Corporation and its subsidiaries (including the Company) were approximately $26.4 billion.

The Company writes individual life insurance and annuities. We are subject to Nebraska laws governing insurance.


Effective August 1, 2000, Alexander Hamilton Life and Guarantee Life Insurance Company ("GLIC") merged with and into the Company, with the Company as the surviving entity. Both Alexander Hamilton Life and GLIC were affiliates of the Company. Alexander Hamilton Life was a stock life company initially organized under the laws of the State of North Carolina in 1981, and reincorporated in the State of Michigan in September 1995. GLIC was a stock life insurance company incorporated under the laws of the state of Nebraska. GLIC originally was organized in 1901 as a mutual assessment association and, after a period as a mutual life insurance company, became a stock life insurance company on December 26, 1995.


Upon the merger, the existence of Alexander Hamilton Life and GLIC ceased, and the Company became the surviving company. As a result of the merger, the Separate Account became a separate account of the Company. GLIC did not have any separate accounts or insurance contracts registered with the SEC. All of the Contracts issued by Alexander Hamilton Life before the merger were, at the time of the merger, assumed by the Company. The merger did not affect any provisions of, or rights or obligations under, those Contracts.


In approving the merger on July 14, 2000, the boards of directors of the Company, Alexander Hamilton Life, and GLIC determined that the merger of three financially strong stock life insurance companies would result in an overall enhanced capital position and reduced expenses, which, together, would be in the long-term interests of their respective contract owners. On July 14, 2000, the respective 100% stockholders of the Company, Alexander Hamilton Life, and GLIC voted to approve the merger. In addition, the Nebraska and Michigan Departments of Insurance have approved the merger.


The Separate Account


The JPF Variable Annuity Separate Account II of Jefferson Pilot Financial Insurance Company (the "Separate Account") was established by Alexander Hamilton Life, a former affiliate of the Company, as a separate investment account under the laws of the State of Michigan on January 24, 1994. On August 1, 2000, Alexander Hamilton Life, together with the Separate Account, was merged into the Company. The Separate Account survived the merger intact.


The Company owns the assets of the Separate Account. The Separate Account will not be charged with liabilities arising out of our other separate accounts or out of any of our other business unless the liabilities have a specific and determinable relation to or dependence upon the Separate Account. We reserve the right to transfer assets of the Separate Account in excess of the reserves and other Contract liabilities with respect to the Separate Account to our general account. The income, if any, and gains or losses realized or unrealized on each Variable Sub-account are credited to or charged against that Variable Sub-account without regard to our other income, gains or losses. Therefore, the investment performance of any Variable Sub-account should be entirely independent of the investment performance of our general account assets or any of our other separate accounts.

distributor of the Contracts
--------------------------------------------------------------------------------

Jefferson Pilot Variable Corporation (formerly Jefferson-Pilot Investor Services, Inc.) is the principal underwriter of the Contracts. Jefferson Pilot Variable Corporation will enter into one or more contracts with various broker-dealers for the distribution of the Contracts. Commissions paid on Contract sales may vary, but we estimate that total commissions paid on all Contract sales will not exceed 6.75% of all premium payments. In certain circumstances, commissions may be paid in installments over time. Jefferson Pilot Variable Corporation, a wholly owned subsidiary of Jefferson-Pilot Corporation, is a member of the NASD. Its mailing address is One Granite Place, Concord, NH 03301. There may be other underwriters in the future.

In addition to the payment of commissions, we may from time to time pay or allow additional promotional incentives, in the form of cash or other compensation, to broker-dealers that sell variable annuity contracts. In some instances, such other cash incentives may be offered only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of variable annuity contracts. Our payment of promotional incentives is subject to applicable state insurance law and regulation.

voting rights
--------------------------------------------------------------------------------

There are no voting rights associated with the Capital Developer Account Value.

With respect to the Separate Account Value, we are the "shareholder" of the Portfolios and as such, we have certain voting rights. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Variable Sub-accounts to which you have allocated your Contract Value. Under current law, however, and prior to the Maturity Date, you are entitled to give us instructions on how to vote those shares on certain matters. We will notify when your instructions are needed. We will also provide proxy materials or other information to assist you in understanding the matters being voted on. We will determine the number of shares for which you may give voting instructions as of the record date set by the relevant Portfolio holding the shareholder meeting. The number of votes that you have the right to instruct will be calculated separately for each Variable Sub-account. The number of votes that you have the right to instruct for a particular Variable Sub-account will be determined by dividing your Contract Value in the Variable Sub-account by the net asset value per share of the corresponding Portfolio in which the Variable Sub-account invests. Fractional shares will be counted.

After the Maturity Date, the person receiving Annuity Payments has the voting interest, and the number of votes decreases as Annuity Payments are made and as the reserves for the Contract decrease. The person's number of votes will be determined by dividing the reserve for the Contract allocated to the applicable Variable Sub-account by the net asset value per share of the corresponding Portfolio. Fractional shares will be counted.

If you send us written voting instructions, we will follow your instructions in voting the Portfolio shares attributable to your Contract. If you do not send us written instructions, we will vote the shares attributable to your Contract in the same proportions as we vote the shares for which we have received instructions from other Contract Owners. We or our affiliates may vote shares in which you or other persons entitled to vote have no beneficial interest in our sole discretion.

We reserve the right to restrict or eliminate any of your voting rights when we are permitted by law to do so.

The above description reflects our view of currently applicable law. If the law changes or our interpretation of the law changes, we may decide that we are permitted to vote Portfolio shares without obtaining voting instructions from our Contract Owners and we may elect to do so.

additional information about the separate account
--------------------------------------------------------------------------------

Addition, Deletion, or Substitution of Investments

We reserve the right to transfer assets of the Separate Account, which we determine to be associated with the class of policies to which the Contract belongs, to another separate account. If this type of transfer is made, the term "Separate Account," as used herein, shall then mean the separate account to which the assets were transferred.

We further reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Separate Account or that the Separate Account may purchase. If the shares of a Portfolio are no longer available for investment or if in our judgment further investment in any Portfolio should become inappropriate in view of the purposes of the Separate Account, we may redeem the shares, if any, of that Portfolio and substitute shares of another Portfolio or of another registered open-end management investment company. We will not substitute any shares attributable to a Contract's interest in a Variable Sub-account of the Separate Account without notice and prior approval of the SEC and state insurance authorities, if required by law.

We also reserve the right to establish additional Variable Sub-accounts of the Separate Account, each of which would invest in shares corresponding to a new investment portfolio of the existing Funds or in shares of another investment company. Subject to applicable law and any required SEC approval, we may, in our sole discretion, establish new Variable Sub-accounts, eliminate one or more Variable Sub-accounts, or combine Variable Sub-accounts if marketing needs, tax considerations or investment conditions warrant. Any new Variable Sub-accounts may be made available to existing Contract Owners on a basis to be determined by the Company.

If any of these substitutions or changes is made, we may by appropriate endorsement change the Contract to reflect the substitution or change. If we deem it to be in the best interest of Contract Owners and Annuitants, and subject to any approvals that may be required under applicable law, the Separate Account may be operated as a management investment company under the 1940 Act; it may be deregistered under the 1940 Act if registration is no longer required; or it may be combined with other separate accounts of the Company. Further, we reserve the right, when permitted by law, to manage the Separate Account under the direction of a committee at any time. We will notify you of our intent to exercise any such reserved rights with respect to the Separate Account. You will have thirty-one (31) days after you receive any such notification to accept or reject the change(s) described therein. If you choose not to accept such change(s), you may request to cancel your Contract and receive the Surrender Value.

Performance Data

From time-to-time we may use the yield of the JPVF Money Market Variable Sub-account and total returns of other Variable Sub-accounts in advertisements and sales literature. Performance data is not intended to and does not indicate future performance.


JPVF Money Market Variable Sub-account Yield. The yield of the JPVF Money Market Variable Sub-account refers to the annualized income generated by an investment in that Variable Sub-account over a specified seven-day period. The yield is "annualized" by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of that investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in that Variable Sub-account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

Other Variable Sub-account Yield. We may from time-to-time advertise or disclose the current annualized yield of one or more of the Variable Sub-accounts of the Separate Account (except the JPVF Money Market Variable Sub-account) for 30-day periods. The annualized yield of a Variable Sub-account refers to income generated by the Variable Sub-account over a specific 30-day period. Because the yield is annualized, the yield generated by a Variable Sub-account during the 30-day period is assumed to be generated each 30-day period over a 12-month period.


The yield is computed by: (i) dividing the net investment income of the Variable Sub-account less Variable Sub-account expenses for the period, by (ii) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period, (iii) compounding that yield for a 6-month period, and (iv) multiplying that result by 2. Expenses attributable to the Variable Sub-account include (i) the Annual Administrative Fee, (ii) the Mortality and Expense Risk Charge and (iii) the Administrative Expense Charge.

Because of the charges and deductions imposed by the Separate Account, the yield for a Variable Sub-account of the Separate Account will be lower than the yield for its corresponding Portfolio. The yield calculations do not reflect the effect of any Surrender Charge or Premium Taxes that may be applicable to a particular Contract. The yield on amounts held in the Variable Sub-accounts of the Separate Account normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A Variable Sub-account's actual yield is affected by the types and quality of its investments and its operating expenses.

Total Return. Total returns for the Sub-accounts may be calculated pursuant to a standardized formula or in non-standardized manners. The standardized total return of the Variable Sub-accounts refers to return quotations assuming an investment has been held in the Variable Sub-account for various periods of time including, but not limited to, one year, five years, and ten years (if the Variable Sub-account has been in operation for those periods), and a period measured from the date the Variable Sub-account commenced operations. The total return quotations will represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. Accordingly, the total return quotations will reflect not only income but also changes in principal value (that is, changes in the Accumulation Unit values), whereas the yield figures will only reflect income. In addition, the standardized total return quotations will reflect the Surrender Charge imposed on partial withdrawals and full surrenders, but the standardized yield figures will not.

In addition, we may from time-to-time also disclose total return in non-standard formats and cumulative total return for the Variable Sub-accounts. The non-standard average annual total return and cumulative total return would not reflect the Surrender Charge, which if reflected would lower the performance figures for periods of less than seven years.

We may from time-to-time also disclose standard total returns and non-standard total returns for the Variable Sub-accounts based on or covering periods of time other than those indicated above. All non-standard performance data will only be disclosed if the standard total return is also disclosed. For additional information regarding the calculation of performance data, please refer to the Statement of Additional Information.

Performance Comparisons. From time-to-time, in advertisements, sales literature, or in reports to you, we may compare the performance of the Variable Sub-accounts to that of other variable accounts or investment vehicles with similar investment objectives or to relevant indices published by recognized mutual fund or variable annuity statistical rating services or publications of general variable annuity statistical rating services or publications of general interest such as Forbes or Money magazines. For example, a Variable Sub-account's performance might be compared to that of other accounts or investments with a similar investment objective as compiled by Lipper Analytical Services, Inc., VARDs, Morningstar, Inc., or by others. In addition, a Variable Sub-account's performance might be compared to that of recognized stock market indicators including, but not limited to, the Standard & Poor's 500 Stock Index (which is a group of unmanaged securities widely regarded by investors as representative of the stock market in general) and the Dow Jones Industrial Average (which is a price-weighted average of 30 large, well-known industrial stocks that are generally the leaders in their industry). Performance comparisons should not be considered representative of the future performance of a Variable Sub-account.

General. Performance data may also be calculated for shorter or longer base periods. The Separate Account may use various base periods as may be deemed necessary or appropriate to provide investors with the most informative performance data information, depending on the then-current market conditions.

Performance will vary from time-to-time, and historical results will not be representative of future performance. Performance information may not provide a basis for comparison with other investments or other investment companies using a different method of calculating performance. A Portfolio's total returns should not be expected to be the same as the returns of other portfolios, whether or not both funds have the same portfolio managers and/or similar names. Current yield is not fixed and varies with changes in investment income and Accumulation Unit values. The JPVF Money Market Variable Sub-account yield will be affected if it experiences a net inflow of new money which it invests at interest rates different from those being earned on its then-current investments. An investor's principal in a Variable Sub-account and a Variable Sub-account's return are not guaranteed and will fluctuate according to market conditions. Also, as noted above, advertised performance data figures will be historical figures for a Contract during the Accumulation Period.

Company Ratings

We may from time-to-time publish (in advertisements, sales literature and reports to you) the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, Duff & Phelps, and Fitch Investors Services. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability and should not be considered as bearing on the investment performance of assets held in the Separate Account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect A.M. Best Company's current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, our claims-paying ability as measured by Standard and Poor's Insurance Ratings Services, Duff & Phelps, or Fitch Investors Services may be referred to in such advertisements, sales literature, or reports. These ratings are opinions regarding our financial capacity to meet the obligations of our insurance and annuity policies in accordance with their terms. Such ratings do not reflect the investment performance of the Separate Account or the degree of risk associated with an investment in the Separate Account.

general contract provisions
--------------------------------------------------------------------------------

Entire Contract

The entire contract consists of the Contract, any attached riders and endorsements, and the attached copy of the application. Only our President, or one of our Executive Vice Presidents may change the Contract. The change must be in writing. No change will be made in the Contract unless you agree to it in writing. No agent is authorized to change the Contract or to change or waive any provision of the Contract.

Reliance on Information Provided in Application

In issuing the Contract, we will rely on the statements made in the application. We deem all such statements to be representations and not warranties. We assume that these statements are true and complete to the best of the knowledge and belief of those who made them. We will not use any statement made in connection with the application to void the Contract unless that statement is a material misrepresentation and is part of the application.

Variations in Contract Provisions

Certain provisions of your Contract may vary from the descriptions in this Prospectus in order to comply with different state laws. Any such variations will be included in your Contract or in riders or endorsements to your Contract.

The Company's Ability to Contest the Contract

We will not contest the Contract from the Contract Date.

Measurement of Dates

Contract Years, Quarters, Months, and Anniversaries are measured from the Contract Date, except where otherwise specified.

Calculation of Age

References in the Contract to a person's age on any date refer to his or her age on that person's last birthday.

Misstatement of Age

If the age of the Annuitant has been misstated, any amount payable under the Contract will be what would have been purchased at the correct age. If payments were made based on incorrect age, we will increase or reduce a later payment or payments to adjust for the error. Any adjustment will include interest, at 6.0% per year, from the date of the wrong payment to the date the adjustment is made.

Assignment of the Contract

While the Annuitant is living, and except for Qualified Contracts, you may assign the Contract or any interest you have in it. Any irrevocable Beneficiary must agree to the assignment. If there is a joint Contract Owner, the joint Contract Owner must agree to any assignment. Your interest, and anyone else's, will then be subject to that assignment. As Contract Owner, you still have the rights of ownership that you have not assigned.

An assignee cannot change the Contract Owner, Annuitant or Beneficiary, and may not elect an alternative payment option. Any amount payable to the assignee will be made in one lump sum.

To assign the Contract, you must provide us with a copy of the assignment. We are not responsible for the validity of any assignment. An assignment will be subject to any payment previously made by us or any other action we may take before recording the assignment.

State law such as those governing marital property may affect your ability to encumber the Contract.

Nonparticipating

The Contract is nonparticipating and will not share in any surplus earnings of the Company. No dividends are payable on the Contract.

Non-Business Days

If the due date for any activity required by the Contract falls on a non-business day for the Company, performance will be rendered on the first business day following the due date.

Regulatory Requirements

All interest guarantees, surrender benefits, and amounts payable at death will not be less than the minimum benefits approved under the laws and regulations of the state in which the Contract is delivered.

We will administer the Contract in accordance with the U.S. tax laws and regulations in order to retain its status as an annuity contract.

The Contract is deemed to include all state and federal laws that apply.

legal proceedings
--------------------------------------------------------------------------------

We are not involved in any litigation that is of material importance in relation to our general account assets. In addition, there are no legal proceedings to which the Separate Account is a party.

available information
--------------------------------------------------------------------------------

We have filed a registration statement (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933 relating to the Contracts offered by this Prospectus. This Prospectus has been filed as part of the Registration Statement and does not contain all of the information set forth in the Registration Statement. Reference is hereby made to such Registration Statement for further information relating to the Company and the Contracts. The Registration Statement may be inspected and copied at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W, Washington, D.C. 20549. Copies of such materials also can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W, Washington, D.C. 20549, (telephone no. 202-942-8090), at prescribed rates or may be found at the SEC's Web Site at http://www.sec.gov.

statement of additional information
--------------------------------------------------------------------------------

A Statement of Additional Information is available (at no cost) which contains more details concerning the subjects discussed in this Prospectus. The following is the Table of Contents for that Statement:

TABLE OF CONTENTS


                                                                            Page
More Information About the Contract                                           3
Determination of Variable Sub-account Accumulation Unit Values                3
Calculation of Annuity Unit Value                                             4
Annuity Period Transfer Formulas                                              5
Administration                                                                6
Records and Reports                                                           6
Custody of Assets                                                             6
Principal Underwriter                                                         6
Performance Data and Calculations                                             7

Money Market Variable Sub-account Yields                                      7
Other Variable Sub-account Yield                                              7
Variable Sub-account Total Return Calculations: Standardized                  9
Other Performance Data: Non-Standardized                                     10
Other Information                                                            13
Legal Matters                                                                13
Other Information                                                            13
Experts                                                                      14
Financial Statements                                                         14
appendix I

SURRENDER CHARGE CALCULATION

A Surrender Charge, which will not exceed 8.5% of total premium payments paid, is deducted from the Contract Value upon partial withdrawal or full surrender of the Contract, unless certain conditions apply. (See "Surrender Charge," p. 30.)

The Surrender Charge is calculated as follows:

      (S - FREE) x X% = SC, but not less than zero.

Where:
        (S)     is the gross surrender or partial withdrawal amount.
        (FREE) is the 10% Free Surrender Amount (net of any other applicable withdrawals that may have been taken and applied toward the current Contract Year).
        (SC)    is the Surrender Charge amount.
        (X)     is the following Surrender Charge percentage:

             CONTRACT YEAR                             PERCENTAGE
                   1                                       6%
                   2                                       6%
                   3                                       6%
                   4                                       5%
                   5                                       4%
                   6                                       3%
                   7                                       2%
                   8                                       0%

EXAMPLE.
Assume a Contract Value of $50,000 at the end of the third Contract Year. Also assume that no MVA has been taken and no previous partial withdrawals were made.

1)    If there is a full surrender at the end of the third Contract Year:
      Surrender Charge = ($50,000 - $5,000) x .06 = $2,700.00
      Thus, the surrender proceeds would be $50,000 - $2,700.00 = $47,300.00. Premium Taxes may also be applicable.
      NOTE: The Annual Administrative Fee ($30) applies to full surrenders only when Contract Value is less than $30,000.

2) If there is a partial surrender of $10,000 at the end of the third Contract Year:
      Surrender Charge = ($10,000 - $5000) x .06 = $300.00

Thus, the Contract Value would be reduced by $10,000 and you would receive $9,700. Premium Taxes may also be applicable.

appendix II
--------------------------------------------------------------------------------
MARKET VALUE ADJUSTMENT


The formula which will be used to determine the MVA is:

                        [[(1+I)/(1+J+.004)]^(N/12)-1] x A

NOTE: The MVA will be limited so that it does not reduce the return on each Interest Rate Guarantee Period of the Capital Developer Account below 3.0% per year.

I = The Guaranteed Interest Rate in effect for the current Interest Rate
    Guarantee Period (expressed as a decimal, (e.g., 1% = .01).)

J = The Current U.S. Treasury Bill, Note or Bond rate (as quoted by the Wall
    Street Journal and expressed as a decimal (e.g., 1% = .01)) in effect for the period most closely approximating the time remaining in the current Interest Rate Guarantee Period (Fractional years will be rounded to the nearest month and the interest rate will be calculated using interpolation). If the period is less than 1 year then the Company will use the 1 year Treasury Bill rate.

N = The number of complete months from the surrender or partial withdrawal to the end of the current Interest Rate Guarantee Period.

A = The amount surrendered, withdrawn or transferred.

The ".004" in the formula is a factor designed to cover anticipated costs of liquidating investments. Thus, the Guaranteed Interest Rate ("I") must be at least 0.4% higher than the Treasury Rate ("J") for there to be a positive MVA. If I is lower than J or higher but less than 0.4% higher, the MVA is negative.

EXAMPLES OF MARKET VALUE ADJUSTMENT

Assume an Account Value of $50,000 in a seven year Interest Rate Guarantee Period with a Guaranteed Interest Rate of 6%, and an original payment of $43,000 at the beginning of the current Interest Rate Guarantee Period.

1) If there is a full surrender at the beginning of the fourth Contract Year with four years remaining in the Interest Rate Guarantee Period:

      (a)   if the current rate for a four-year Treasury Note is 5%:

            MVA = $50,000 x [(1.06/1.054)^(48/12) - 1] = $1,148.28

      Free Surrender Amount = ($51,148.28 x .10) = $5,114.83
      Surrender Charge = ($51,148.28 - $5,114.83) x .05 = $2,301.67
      Thus, the surrender proceeds = $51,148.28 - $2,301.67
                      = $48,846.61 - any applicable Premium Taxes;

      (b)   if the current rate for a four-year Treasury Note is 7%:

            MVA = $50,000 x [(1.06/1.074)^(48/12) - 1] = -$2,556.54

      Minimum MVA with 3% guaranteed return = $43,000 x (1.03)^3^ - $50,000 =
                      -$3,012.74
      Since -$2,556.54 is greater than -$3,012.74, the actual MVA is -$2,556.54

      Free Surrender Amount = ($47,443.46 x .10) = $4,744.35
      Surrender Charge = ($47,443.46 - $4,744.35) x .05 = $2,134.96
      Thus, the surrender proceeds = $47,443.46 - $2,134.96
                      = $45,308.50 - any applicable Premium Taxes

2) If there is a full surrender at the beginning of the tenth Policy Year (thus, no Surrender Charge applies) with three years remaining in the Interest Rate Guarantee Period:

      (a)   if the current rate for a three-year Treasury Note is 5%:

            MVA = $50,000 x [(1.06/1.054)^(36/12) - 1] =$858.76

            Surrender Charge = 0
            Thus, the surrender proceeds = $50,000 + $858.76 = $50,858.76 - any applicable Premium Taxes;

(b)   if the current rate for a three-year Treasury Note is 7%:

            MVA = $50,000 x [(1.06/1.07)^(36/12) - 1] = -$1,929.93

            Minimum MVA with 3% guaranteed return = $43,000 x (1.03)^4^ -
                      $50,000 = -$1,603.12
            Since -$1,603.12 is greater than -$1,929.93, the actual MVA is
                      -$1,603.12

            Surrender Charge = 0
            Thus, the surrender proceeds = $50,000 - $1,603.12 = $48,396.88 -
                      any applicable Premium Taxes

3) If there is a partial withdrawal of $10,000 at the beginning of the fourth Contract Year with four years remaining in the Interest Rate Guarantee
      Period:

      (a)   if the current rate for a four-year Treasury Note is 5%:

            MVA = $10,000 x [(1.06/1.054)^(48/12) - 1] =$229.66

            Free Surrender Amount = $50,229.66 x .10 = $5,022.97
            Surrender Charge = $10,000 - $5,022.97 x .05 = $248.85
            Thus, the surrender proceeds = $10,000 + $229.66 - $248.85
                      = $9,980.81 - any applicable Premium Taxes;

      (b)   if the current rate for a four-year Treasury Note is 7%:

            MVA = $10,000 x [(1.06/1.074)^(48/12) - 1] =-$511.31

            Minimum  MVA with 3% guaranteed return =
                      $43,000 x (1.03)^3^ - $50,000 = -$3,012.74
            Since -$511.31 is greater than -$3,012.74, the actual MVA is
                      -$511.31

            Free Surrender Amount = $49,488.69 x .10 = $4,948.87
            Surrender Charge = ($10,000 - $4,948.87) x .05 = $252.56
            Thus, the surrender proceeds = $10,000 - $511.31 - $252.56
                      = $9,236.13 - any applicable Premium Taxes.

4) If there is a partial surrender of $10,000 at the beginning of the tenth Contract Year (thus no Surrender Charge applies) with three years remaining in the Interest Rate Guarantee Period:

      (a)   if the current rate for a three-year Treasury Note is 5%:

            MVA = $10,000 x [(1.06/1.054)^(36/12) - 1] = $171.75

            Surrender Charge = 0
            Thus, the withdrawal proceeds = $10,000 + $171.75 = $10,171.75 - any applicable Premium Taxes;

      (b)   if the current rate for a three-year Treasury Note is 7%:

            MVA = $10,000 x [(1.06/1.074)^(36/12) - 1] =-$385.99

            Minimum  MVA with 3% guaranteed return =
                      $43,000 x (1.03)^4^ - $50,000 = -$1,603.12

            Since -$385.99 is greater than -$1,603.12, the actual MVA is
                      -$385.99
            Surrender Charge = 0
            Thus, the withdrawal proceeds = $10,000 - $385.99
                      = $9,614.01 - any applicable Premium Taxes.

                    JPF VARIABLE ANNUITY SEPARATE ACCOUNT II

                                   Offered by

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
                                 Service Center:
                                One Granite Place
                                  P.O. Box 515
                        Concord, New Hampshire 03306-0515

                       STATEMENT OF ADDITIONAL INFORMATION

This Statement of Additional Information expands upon certain subjects discussed in the current Prospectus for the Allegiance Variable Annuity Contract (the "Contract") offered by Jefferson Pilot Financial Insurance Company. You may obtain a copy of the Prospectus dated August 1, 2000 by calling
1-800-258-3648, Ext. 5394, or by writing to the Company at its Variable Annuity Service Center, One Granite Place, P.O. Box 515, Concord, New Hampshire 03302-0515. Terms used in the current Prospectus for the Contract are incorporated in this Statement.

This Statement of Additional Information is not a prospectus and should be read only in conjunction with the prospectuses for the Contract, the Jefferson Pilot Variable Fund, Inc.; the Variable Insurance Products Fund; the Variable Insurance Products Fund II; the MFS Variable Insurance Trust; and the Oppenheimer Variable Account Funds.

                             Dated: August 1, 2000

                                TABLE OF CONTENTS

                                                                            Page

More Information About the Contract
Determination of Variable Sub-account Accumulation Unit Values
Calculation of Annuity Unit Value
Annuity Period Transfer Formulas
Administration
Records and Reports
Custody of Assets
Principal Underwriter
Performance Data and Calculations
   Money Market Variable Sub-account Yield
   Other Variable Sub-account Yields
   Variable Sub-account Total Return Calculations: Standardized
   Other Performance Data: Non-Standardized
   Other Information
Legal Matters
Other Information
Experts
Financial Statements

In order to supplement the description in the Prospectus, the following provides additional information about the Company and the Contract which may be of interest to you.

                       MORE INFORMATION ABOUT THE CONTRACT

Determination Of Variable Sub-Account Accumulation Unit Values

Accumulation Units. Accumulation Units are used to account for all amounts allocated to or withdrawn from the Separate Account. We will determine the number of Accumulation Units of a Variable Sub-account by dividing the Net Premium Payment allocated to (or the amount withdrawn from) the Variable Sub-account by the dollar value of one Accumulation Unit on the date of the transaction. The Separate Account Value will consist of the sum of the value of all Accumulation Units in all Variable Sub-accounts credited to the Contract on the applicable Valuation Day.

Accumulation Unit Value. The value of an Accumulation Unit in a Variable Sub-account on any Valuation Day is the product of (a) the value on the preceding Valuation Day and (b) the Net Investment Factor for the Variable Sub-account for the Valuation Period just ended. The initial value of an Accumulation Unit was established at $10 for each of the nineteen Variable Sub-accounts except the Money Market Variable Sub-account, for which the value was established at $1, the JPVF Growth Sub-account, for which the value was established at $14.655, the JPVF High Yield Bond Sub-account, for which the value was established at $11.909, and the JPVF International Equity Sub-account, for which the value was established at $11.371.

A Valuation Day is any day on which the New York Stock Exchange is open for trading except for normal federal holiday closing or when the Securities and Exchange Commission ("SEC") has determined that a state of emergency exists. In addition, the Company will be closed on the following local or regional business holidays which shall not constitute a Valuation Day: Good Friday, the Friday following Thanksgiving and the day before and/or following Christmas Day.

A Valuation Period is the period of time beginning at the close of trading of the New York Stock Exchange on any Valuation Day and ending at the close of business on the next Valuation Day. A Valuation Period may be one day or more than one day.

Net Investment Factor. We calculate the Net Investment Factor for a Valuation Period for each Variable Sub-account by dividing (a) by (b) and subtracting (c) from the result, where:

      (a)   is the sum of:

            (1) the net asset value of a Portfolio share held in the Separate Account for that Variable Sub-account determined at the end of the current Valuation Period, plus

            (2) the per share amount of any dividend or capital gain distributions made for shares held in the Separate Account for that Variable Sub-account if the ex-dividend date occurs during the Valuation Period.

      (b) is the net asset value of a Portfolio share held in the Separate Account for that Variable Sub-account determined as of the end of the preceding Valuation Period.

      (c) is a factor representing the Mortality and Expense Risk Charge and the Administrative Expense Charge. This factor is equal, on an annual basis, to 1.40% (1.25% + 0.15%) of the daily net asset value of Portfolio shares held in the Separate Account for that Variable Sub-account.

The Net Investment Factor may be greater or less than one; therefore, the Accumulation Unit value may increase or decrease.

Calculation Of Annuity Unit Value

o Annuity Units and Payments. The dollar amount of each variable Annuity Payment depends on the number of Annuity Units credited to that Annuity Payment Option and the value of those units. The number of Annuity Units is determined as follows:

      1. The dollar amount of the first payment with respect to each Variable Sub-account is determined by multiplying the portion of the Contract Value to be applied to the Variable Sub-account by the variable annuity purchase rate specified in the Settlement Option table in the Contract.

      2. The number of Annuity Units credited in each Variable Sub-account is then determined by dividing the dollar amount of the first payment by the value of one Annuity Unit in that Variable Sub-account on the Maturity Date.

      3. The amount of each subsequent Annuity Payment equals the product of the Annuitant's number of Annuity Units and the Annuity Unit values on the payment date. The amount of each payment may vary.

o Annuity Unit Value. The value of the Annuity Units will increase or decrease on a daily basis to reflect the investment performance of the applicable Portfolio. The value of an Annuity Unit in a Variable Sub-account on any Valuation Day is determined as follows:

      1. The value of the Annuity Unit for the Variable Sub-account on the preceding Valuation Day is multiplied by the Net Investment Factor for the Valuation Period.

      2. The result in (1) is then multiplied by a factor (slightly less than one) to compensate for the interest assumption built into the variable annuity purchase rates.

The Net Investment Factor reflects the investment experience of the applicable Portfolio and certain charges (See above for a detailed description of the Net Investment Factor).

Annuity Period Transfer Formulas

During the Annuity Period, you may transfer Separate Account Value from one Variable Sub-account to another, subject to certain limitations. Interest Rate Guarantee Periods are not available during the Annuity Period, thus none will be available for transfers. (See "Transfers," in the Prospectus.)

Transfers during the Annuity Period are implemented according to the following formula:

      1. Determine the number of units to be transferred from the Variable Sub-account as follows: = D/AUV1

      2. Determine the number of Annuity Units remaining in such Variable Sub-account (after the transfer): = UNIT1 - D/AUV1

      3. Determine the number of Annuity Units in the transferee Variable Sub-account (after the transfer): = UNIT2 + D/AUV2

      4. Subsequent Annuity Payments will reflect the changes in Annuity Units in each Variable Sub-account as of the next Annuity Payment's due date.

      Where:

      (AUV1) is the Annuity Unit value of the Variable Sub-account that the transfer is being made from.

      (AUV2) is the Annuity Unit value of the Variable Sub-account that the transfer is being made to.

      (UNIT1) is the number of units in the Variable Sub-account that the transfer is being made from, before the transfer.

      (UNIT2) is the number of units in the Variable Sub-account that the transfer is being made to, before the transfer.

      (D) is the dollar amount being transferred.

Administration

We or our affiliates will provide administrative services. These services include issuance and redemption of the Contract, maintenance of records concerning the Contract and certain Contract Owner services.

If we or our affiliates do not continue to provide these services, we will attempt to secure similar services from such sources as may then be available. Services will be purchased on a basis which, in our sole discretion, affords the best service at the lowest cost. We, however, reserve the right to select a provider of services which we, in our sole discretion, consider best able to perform such services in a satisfactory manner even though the costs for the service may be higher than would prevail elsewhere.

Records And Reports

We will maintain all records and accounts relating to the Separate Account. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, we will mail to you at your last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. You will also receive confirmation of each financial transaction and any other reports required by law or regulation.

Custody Of Assets

The assets of each of the Variable Sub-accounts of the Separate Account are held in the custody of Citibank, N.A. The assets of each of the Variable Sub-accounts of the Separate Account are segregated and held separate and apart from the assets of the other Variable Sub-accounts and from the Company's general account assets. Jefferson Pilot Investment Advisory Corporation, an affiliate of the Company, maintains records of all purchases and redemptions of Portfolio shares by each of the Variable Sub-accounts.

Principal Underwriter

During the year ended December 31, 1997, Jefferson Pilot Variable Corporation ("JPVC") received $341,003 in brokerage commissions, of which it retained $66,407. During the year ended December 31, 1998, JPVC received $4,442,409 in brokerage commissions, and did not retain any of these commissions. During the year ended December 31, 1999, JPVC received $6,229,400 in brokerage commissions and did not retain any of these commissions.

The Company, on its own behalf and on behalf of the Separate Account, entered into an Agreement with JPVC to serve as principal underwriter for the continuous offering of the Contracts. JPVC has served as principal underwriter since November 1, 1996. JPVC is a wholly-owned subsidiary of Jefferson-Pilot Corporation and is an affiliate of the Company.

Performance Data And Calculations

Money Market Variable Sub-account Yield

The Yield of the Money Market Variable Sub-account for a seven-day period is calculated by a standardized method prescribed by rules of the SEC. Under this method, the yield quotation is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit of the Money Market Variable Sub-account at the beginning of such seven-day period, subtracting a hypothetical charge reflecting deductions from Contract owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7) with the resulting yield figure carried to at least the nearest hundredth of one percent. The Separate Account may also compute the Money Market Variable Sub-account's yield on an annualized basis. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) in the value of a hypothetical account having a balance of one Accumulation Unit of the Money Market Variable Sub-account at the beginning of such seven-day period, dividing such net change in account value by the value of the account at the beginning of the seven-day base period to determine the base period return, and annualizing this quotient on a 365-day basis.

The SEC also permits the Separate Account to disclose the effective yield of the Money Market Variable Sub-account for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return by adding one to the base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

The yield on amounts held in the Money Market Variable Sub-account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Variable Sub-account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the JPVF Money Market Portfolio, the types and quality of portfolio securities held by the JPVF Money Market Portfolio, and its operating expenses. The yield figures do not reflect Surrender Charges or Premium Taxes.

Other Variable Sub-account Yields

The yield of Variable Sub-accounts other than the Money Market Variable Sub-account based on a thirty-day period is calculated by a standardized method prescribed by rules of the Securities and Exchange Commission. The yield is computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

                            Yield = 2[((a-b)+1)^6 -1]
                                       ----
                                        cd

Where:

      a  =  net investment income earned during the period by the Portfolio attributable to shares owned by the Sub-account.
      b  =  expenses accrued for the period (net of reimbursements).
      c  =  the average daily number of Accumulation Units outstanding during the period.
      d = the maximum offering price per Accumulation Unit on the last day of the period.

We may from time to time advertise or disclose the current annualized yield of one or more of the Variable Sub-accounts of the Separate Account (except the Money Market Variable Sub-account) for 30-day periods. The annualized yield of a Variable Sub-account refers to income generated by the Variable Sub-account over a specific 30-day period. Because the yield is annualized, the yield generated by a Variable Sub-account during the 30-day period is assumed to be generated each 30-day period over a 12-month period. The 30-day yield is calculated according to the following formula:

                             Yield = 2 (a-b)^6+1 -1
                                       ----
                                        cd

Where:

      a  =  net investment income of the Variable Sub-account for the 30-day period attributable to the Variable Sub-account's unit.
      b  =  expenses of the Variable Sub-account for the 30-day period.
      c  =  the average number of units outstanding.
      d = the unit value at the close (highest) of the last day in the 30-day period.

Because of the charges and deductions imposed by the Separate Account, the yield for a Variable Sub-account of the Separate Account will be lower than the yield for its corresponding Portfolio. The yield calculations do not reflect the effect of any Premium Taxes or Surrender Charge that may be applicable to a particular Contract. Surrender Charges range from 6% to 2% of the amount withdrawn based on the Contract Year of surrender. The yield on amounts held in the Variable Sub-accounts of the Separate Account normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A Variable Sub-account's actual yield is affected by the types and quality of the Portfolios' investments and its operating expenses.

Variable Sub-account Total Return Calculations:  Standardized

We may from time to time also disclose average annual total returns for one or more of the Variable Sub-accounts for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one, five and ten year periods and for the life of the Variable Sub-account that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                P (1 + T)^n = ERV

Where:

      P   = hypothetical initial premium payment of $1,000;
      T   = average annual total return;
      n   = number of years; and
      ERV = ending redeemable value at the end of the one, five or ten-year period (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the one, five, or ten-year period.

The Surrender Charge on Contracts and all recurring fees that are charged to all shareholder accounts (the Annual Administrative Fee) are recognized in the ending redeemable value for standard total return figures. These figures will not reflect any Premium Taxes.

The following table shows the Standardized Average Annual Total Return for the Allegiance Variable Annuity Sub-accounts for the period ended December 31, 1999.

                                           1999              Since Inception

JPVF Money Market Sub-account*            -5.89%                  -1.14%

JPVF Balanced Sub-account*                10.52%                  12.43%

JPVF Value Sub-account*                   -4.78%                   5.86%

JPVF Capital Growth Sub-account*          31.28%                  26.99%

JPVF Small Company Sub-account**           3.06%                  -8.28%

JPVF Emerging Growth Sub-account*         60.82%                  26.78%

JPVF World Growth Stock

Sub-account*                               9.22%                   3.74%

JPVF Growth Sub-account**                 64.39%                  46.70%

JPVF S&P 500 Index

Sub-account**  ***                         8.90%                  18.02%

JPVF High Yield Bond

Sub-account**                             -5.68%                  -5.60%

JPVF International Equity
Sub-account**                             20.04%                  16.42%

MFS Research Series Sub-account**         12.18%                  14.93%

MFS Utilities Series
Sub-account**                             18.45%                  16.93%

Oppenheimer Capital Appreciation
Sub-Account****                            N/A                    16.13%

Oppenheimer Bond Sub-account*            -11.53%                  -1.47%

Oppenheimer Strategic Bond
Sub-account**                             -7.50%                  -5.69%

VIP Equity-Income Sub-account**           -4.25%                   2.80%

VIP Growth Sub-account**                  24.59%                  28.52%

VIP II Contrafund Sub-account**           12.37%                  17.82%

   * Performance information reflects the substitution of the Portfolios in which these Variable Sub-accounts invest, which occurred on December 5, 1997. The above numbers reflect the performance of the Alexander Hamilton Variable Insurance Trust ("AHVIT") and the Federated Prime Money Fund II for the period prior to the date of the substitution and reflect the performance of the Jefferson Pilot Variable Fund, Inc. and the Oppenheimer Bond Fund for the period after the date of the substitution. In the substitution, the Oppenheimer Bond Fund was substituted for two of the AHVIT Funds and the pre-substitution performance numbers for the Oppenheimer Bond Sub-account reflect the performance of only one of such AHVIT Funds. The inception date for these Variable Sub-accounts was February 27, 1996.

  ** These Sub-accounts were added to the Contract as of January 1, 1998.

 *** Prior to May 1, 2000, this Sub-account invested in the VIP II Index 500 Portfolio and the performance numbers in the above table reflect the performance of such Fund.

**** The Oppenheimer Capital Appreciation Sub-account was added to the Contract as of May 1, 1999.

Other Performance Data: Non-Standardized

We may from time to time also disclose average annual total returns in non-standardized formats in conjunction with the standard format described above. The non-standard format calculation varies from the standard format calculation described above in that it will NOT take either Surrender Charges or the Annual Administrative Fee into account and will be based on an average Contract size of $30,000.

The standardized performance calculation described above is based on the inception date of each Variable Sub-account. However, for the non-standardized performance calculation, if a Portfolio was in existence prior to the inception date of the corresponding Variable Sub-account, the performance for the Variable Sub-account will be calculated on a hypothetical basis by applying the Mortality and Expense Risk Charge and the Administrative Expense Charge to the historical performance of the corresponding Portfolio as if the Contract has been in existence back to the inception date of the Portfolio.

The following table shows the non-standardized average annual total return for the Allegiance Variable Annuity Sub-accounts for the periods ended December 31, 1999.

Sub-Accounts             1 Year   3 Years   5 Years  10 Years     Inception*

JPVF Money Market         3.12%     3.31%     3.34%    3.02%     3.50%  (8/1/85)
JPVF Balanced            20.57%    17.11%    16.12%    N/A      11.96%  (5/1/92)
JPVF Value                4.29%    13.79%    18.64%    N/A      13.81%  (5/1/92

JPVF Capital Growth      42.66%    35.48%    32.50%    N/A      26.43%  (5/1/92)
JPVF Small Company       12.64%     6.11%    11.90%   10.85%    10.97% (4/18/86)
JPVF Emerging Growth     74.07%    39.43%     N/A      N/A      35.71%  (5/1/95)
JPVF World Growth Stock  19.19%    11.19%    13.13%   10.06%    10.86%  (8/1/85)
JPVF Growth              77.87%     N/A       N/A      N/A      51.76%  (1/1/98)
JPVF S&P 500 Index**     18.84%    25.32%    26.37%    N/A      19.43% (8/27/92)
JPVF High Yield Bond      3.34%     N/A       N/A      N/A       1.41%  (1/1/98)
JPVF International
Equity                   30.71%     N/A       N/A      N/A      25.28%  (1/1/98)
MFS Research Series      22.34%    20.86%     N/A      N/A      21.13% (7/26/95)
MFS Utilities Series     29.00%    24.98%     N/A      N/A      24.69%  (1/3/95)
Oppenheimer Capital
Appreciation             39.68%    28.74%    28.82%   16.80%    15.97%  (4/3/85)
Oppenheimer Bond         -2.88%     3.31%     5.60%    6.25%     7.33%  (4/3/85)
Oppenheimer Strategic
Bond                      1.40%     3.33%     6.73%    N/A       4.70%  (5/3/93)
VIP Equity-Income         4.86%    13.38%    16.91%   12.89%    12.19% (10/9/86)
VIP Growth               35.54%    31.42%    27.87%   18.24%    17.09% (10/9/86)
VIP II Contrafund        22.54%    24.35%     N/A      N/A      25.96%  (1/3/95)

* The date listed next to each performance figure in this column is the inception date of the Portfolio underlying each corresponding Variable Sub-account.

** Prior to May 1, 2000, this Sub-account invested in the VIP II Index 500 Portfolio and the performance numbers in the above table reflect the performance of such Portfolio.

We may from time to time also disclose cumulative total returns in conjunction with the standard format described above. Cumulative total return figures represent the cumulative change in value of an investment in a Sub-account over the indicated periods. The cumulative returns will be calculated using the following formula, assuming no Surrender Charge or Annual Administrative Fee.

                                  CTR = ERV - P
                                        -------
                                          P
Where:

      CTR = the cumulative total return net of a Variable Sub-account's recurring charges for the period;
      ERV = ending redeemable value at the end of the one, five or ten-year
            (or other) period (or fractional portion thereof) of a hypothetical $30,000 premium payment made at the beginning of the one, five, or ten-year (or other) period.
      P   = a hypothetical initial premium payment of $30,000.

The following table shows the Non-Standardized Cumulative Total Return for the Allegiance Variable Annuity Sub-accounts for the period ended December 31, 1999.


Sub-Accounts                          1 Year               Since Inception*
JPVF Money Market                      3.12%                64.33%  (8/1/85)
JPVF Balanced                         20.57%               137.97%  (5/1/92)

JPVF Value                             4.29%               169.75%  (5/1/92)
JPVF Capital Growth                   42.66%               504.51%  (5/1/92)
JPVF Small Company                    12.64%               316.85% (4/18/86)
JPVF Emerging Growth                  74.07%               316.36%  (5/1/95)
JPVF World Growth Stock               19.19%               342.68%  (8/1/85)
JPVF Growth                           77.87%               130.06%  (1/1/98)
JPVF S&P 500 Index **                 18.84%               268.68% (8/27/92)
JPVF High Yield Bond                   3.34%                 2.83%  (1/1/98)
JPVF International Equity             30.71%                56.84%  (1/1/98)
MFS Research Series                   22.34%               134.06% (7/26/95)
MFS Utilities Series                  29.00%               201.10%  (1/3/95)
Oppenheimer Capital
Appreciation                          39.68%               789.44%  (4/3/85)
Oppenheimer Bond                      -2.88%               184.08%  (4/3/85)
Oppenheimer Strategic Bond             1.40%                35.82%  (5/3/93)
VIP Equity-Income                      4.86%               358.56% (10/9/86)
VIP Growth                            35.54%               707.44% (10/9/86)
VIP II Contrafund                     22.54%               216.66%  (1/3/95)

* The date listed next to each performance figure in this column is the inception date of the Portfolio underlying each corresponding Variable Sub-account.

** Prior to May 1, 2000, this Variable Sub-account invested in the VIP II Index 500 Portfolio and the performance numbers in the above table reflect the performance of such Portfolio.

All non-standard performance data will only be advertised if the standard total return performance data is also included in the advertisement.

Other Information

The following is a partial list of those publications which may be cited in advertising or sales literature describing investment results or other data relative to one or more of the Variable Sub-accounts. Other publications may also be cited.

     Broker World                                        Financial World
     Across the Board                                    Advertising Age
     American Banker                                     Barron's
     Best's Review                                       Business Insurance
     Business Month                                      Business Week
     Changing Times                                      Consumer Reports
     Economist                                           Financial Planning
     Forbes                                              Fortune
     Inc.                                                 Institutional Investor
     Insurance Forum                                     Insurance Sales
     Insurance Week                                      Journal of Accountancy
     Journal of the American Society of CLU & ChFC       Journal of Commerce
     Life Insurance Selling                              Life Association News
     MarketFacts                                         Manager's Magazine
     National Underwriter                                Money
     Morningstar, Inc.                                   Nation's Business
     New Choices (formerly 50 Plus)                      New York Times
     Pension World                                       Pensions & Investments
     Rough Notes                                         Round the Table
     U.S. Banker                                         VARDs

     Wall Street Journal                                 Working Woman

Legal Matters

Legal advice relating to certain matters under the federal securities laws applicable to the issue and sale of the Contracts has been provided to the Company by Jorden Burt Boros Cicchetti Berenson & Johnson, LLP of Washington D.C.

Other Information

A Registration Statement has been filed with the SEC, under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the Prospectus for the Contracts or this Statement of Additional Information. Statements contained in the Prospectus and this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

Experts

The financial statements of JPF Variable Annuity Separate Account II of Jefferson Pilot Financial Insurance Company as of December 31, 1999, and for the year then ended, appearing in this Statement of Additional Information and this Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


The audited consolidated financial statements of Jefferson Pilot Financial Insurance Company as of December 31, 1999, and for each of the two years ended December 31, 1999, and the eight months ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The audited financial statements of The Guarantee Life Companies Inc. (a wholly-owned subsidiary of Jefferson Pilot Corporation and the former holding company parent of GLIC) and subsidiaries as of December 31, 1999, and December 31, 1998, and for each of the years in the three-year period ended December 31, 1999, have been audited by KPMG LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


FINANCIAL STATEMENTS

The supplemental financial statements of the Company included in this Statement of Additional Information should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account, nor do they necessarily bear on the Guaranteed Interest Rates declared from time to time for the Capital Developer Account Interest Rate Guarantee Periods.

                          Audited Financial Statements


                  The JPF Variable Annuity Separate Account II
                 of Jefferson Pilot Financial Insurance Company

                (formerly The Alexander Hamilton Variable Annuity
    Separate Account of Alexander Hamilton Life Insurance Company of America)


                          Year ended December 31, 1999
                       with Report of Independent Auditors

                  The JPF Variable Annuity Separate Account II
                 of Jefferson Pilot Financial Insurance Company

                    (formerly The Alexander Hamilton Variable
                 Annuity Separate Account of Alexander Hamilton
                       Life Insurance Company of America)


                          Audited Financial Statements

                          Year ended December 31, 1999


                                    Contents

Report of Independent Auditors..............................................3

Audited Financial Statements

Statement of Assets and Liabilities.........................................4
Statement of Operations.....................................................8
Statements of Changes in Net Assets.........................................9
Notes to Financial Statements..............................................10

                         Report of Independent Auditors



Contractholders of the JPF Variable Annuity
   Separate Account II of Jefferson Pilot Financial Insurance Company Board of Directors, Jefferson Pilot Financial Insurance Company

We have audited the accompanying statement of assets and liabilities of the JPF Variable Annuity Separate Account II of Jefferson Pilot Financial Insurance Company (formerly The Alexander Hamilton Variable Annuity Separate Account of Alexander Hamilton Life Insurance Company of America) as of December 31, 1999, and the related statement of operations for the year then ended, and the related statement of changes in net assets for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1999, by correspondence with the fund managers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the JPF Variable Annuity Separate Account II of Jefferson Pilot Financial Insurance Company at December 31, 1999, and the results of its operations and the changes in its net assets for the year then ended, and the changes in its net assets for the year ended December 31, 1998 and 1997 in conformity with accounting principles generally accepted in the United States.



                                                          /s/ Ernst & Young LLP

Boston, Massachusetts
March 23, 2000

                  The JPF Variable Annuity Separate Account II
                 of Jefferson Pilot Financial Insurance Company

                    (formerly The Alexander Hamilton Variable
                 Annuity Separate Account of Alexander Hamilton
                       Life Insurance Company of America)


                       Statement of Assets and Liabilities
                                December 31, 1999

                                          JPVF                 JPVF              JPVF                 JPVF               JPVF
                                     International            World             Emerging              Capital            Small
                                         Equity            Growth Stock          Growth               Growth            Company
                                      Sub-account          Sub-account         Sub-account          Sub-account      Sub-account
                                   ------------------ -------------------  -------------------  -----------------  -----------------
ASSETS
Investments at cost                    $ 3,814,522          $4,745,913         $ 9,733,933          $28,991,607        $1,808,285
                                   ==================  ==================  ===================  =================  =================

Investments at market value            $ 4,935,008         $ 5,137,997         $18,167,863          $40,834,419        $1,948,889
Net premiums receivable (payable)            5,736               2,396             114,746               52,597               550
                                   ------------------  ------------------  -------------------  -----------------  -----------------
       Total Net Assets                $ 4,940,744           5,140,393         $18,282,609          $40,887,016        $1,949,438
                                   ==================  ==================  ===================  =================  =================

SHARES OUTSTANDING                     307,106.206         197,038.037         446,665.206        1,039,969.898       107,944.722

NET ASSET VALUE PER SHARE                $   16.07           $   26.08         $    40.674           $    39.27        $    18.05

                  The JPF Variable Annuity Separate Account II
                 of Jefferson Pilot Financial Insurance Company

                    (formerly The Alexander Hamilton Variable
                 Annuity Separate Account of Alexander Hamilton
                       Life Insurance Company of America)


                       Statement of Assets and Liabilities
                                December 31, 1999

                                                                                                      JPVF              JPVF
                                         JPVF                 JPVF                JPVF            High Yield            Money
                                        Growth         Growth and Income        Balanced             Bond              Market
                                     Sub-account          Sub-account          Sub-account        Sub-account        Sub-account
                                   -----------------  -------------------  ------------------  -----------------  -----------------
ASSETS
Investments at cost                  $  3,133.031         $ 8,999,714          $ 8,893,118        $ 2,326,945         $10,781,263
                                   =================  ===================  ==================  =================  ==================

Investments at market value          $  5,012,350         $ 9,540,371          $10,550,740        $ 2,141,708         $10,999,604
Net premiums receivable (payable)         101,265               3,292              (34,690)             2,444              34,441
Accrued investment income                       0                   0                    0            175,757                   0
                                   -----------------  -------------------  ------------------  -----------------  ------------------
       Total Net Assets              $  5,113,615         $ 9,543,663          $10,516,050        $ 2,319,909         $11,034,045
                                   =================  ===================  ==================  =================  ==================

SHARES OUTSTANDING                    214,408.133         475,517.062          690,914.183        233,097.384       1,014,121.864

NET ASSET VALUE PER SHARE            $      23.38          $    20.06          $     15.27        $      9.19         $     10.85

                  The JPF Variable Annuity Separate Account II
                 of Jefferson Pilot Financial Insurance Company

                    (formerly The Alexander Hamilton Variable
                 Annuity Separate Account of Alexander Hamilton
                       Life Insurance Company of America)


                       Statement of Assets and Liabilities
                                December 31, 1999

                                   Fidelity             Fidelity            Fidelity            Fidelity
                                    VIP II                VIP                  VIP                 VIP                   MFS
                                  Contrafund         Equity-Income           Growth             Index 500             Research
                                 Sub-account          Sub-account          Sub-account         Sub-account           Sub-account
                              -------------------  ------------------  ------------------  --------------------  -------------------
ASSETS
Investments at cost               $   9,311,612       $  8,722,447        $ 13,829,863        $   23,546,824         $ 4,765,677
                              ===================  ==================  ==================  ====================  ===================

Investments at market value       $  11,257,801       $  8,994,345        $ 17,484,074        $   27,469,132         $ 6,078,222
Net premiums receivable                   9,818              5,866              88,272                 9,354               1,079
                              -------------------  ------------------  ------------------  --------------------  -------------------
       Total Net Assets           $  11,267,619        $ 9,000,211        $ 17,572,346        $   27,478,486         $ 6,079,301
                              ===================  ==================  ==================  ====================  ===================

SHARES OUTSTANDING                  386,202.449        349,838.375         318,297.369           164,082.982         260,420.800

NET ASSET VALUE PER SHARE           $     29.15          $   25.71           $   54.93           $    167.41           $   23.34

                  The JPF Variable Annuity Separate Account II
                 of Jefferson Pilot Financial Insurance Company

                    (formerly The Alexander Hamilton Variable
                 Annuity Separate Account of Alexander Hamilton
                       Life Insurance Company of America)


                       Statement of Assets and Liabilities
                                December 31, 1999

                                                                  Oppenheimer                                      Oppenheimer
                                             MFS                    Capital                Oppenheimer              Strategic
                                          Utilities              Appreciation                 Bond                     Bond
                                         Sub-account              Sub-account              Sub-account             Sub-account
                                     --------------------     --------------------     --------------------     -------------------
ASSETS
Investments at cost                      $ 7,719,095              $ 1,687,224             $  6,306,556             $  2,103,657
                                     ====================     ====================     ====================     ===================

Investments at market value              $ 9,570,731              $ 2,015,789             $  6,119,092             $  2,087,452
Net premiums receivable                        1,834                       27                   12,626                      278
                                     --------------------     --------------------     --------------------     -------------------
       Total Net Assets                  $ 9,572,565              $ 2,015,816             $  6,131,718             $  2,087,730
                                     ====================     ====================     ====================     ===================

SHARES OUTSTANDING                       396,139.527               40,445.205              531,171.222              420,010.325

NET ASSET VALUE PER SHARE                  $   24.16                $   49.84                $   11.52                $    4.97

                  The JPF Variable Annuity Separate Account II
                 of Jefferson Pilot Financial Insurance Company

                    (formerly The Alexander Hamilton Variable
                 Annuity Separate Account of Alexander Hamilton
                       Life Insurance Company of America)


                             Statement of Operations
                          Year ended December 31, 1999

Investment income:
   Dividend income                                                                     $   767,275
   Capital gain distribution from investment companies                                   1,999,754
                                                                                  --------------------
                                                                                         2,767,029
                                                                                  --------------------
 Expenses:
   Mortality and expense fee (Note 3)                                                   (1,900,547)
                                                                                  --------------------
 Net investment income                                                                     866,482
                                                                                  --------------------

 Realized and unrealized gains on investments:
   Net realized gain on investments                                                      1,362,662
   Unrealized appreciation of investments                                               33,543,176
                                                                                  --------------------
 Net gain on investments                                                                34,905,838
                                                                                  --------------------
 Net increase in net assets from operations                                            $35,772,320
                                                                                  ====================


See accompanying notes.

                  The JPF Variable Annuity Separate Account II
                 of Jefferson Pilot Financial Insurance Company

                    (formerly The Alexander Hamilton Variable
                 Annuity Separate Account of Alexander Hamilton
                       Life Insurance Company of America)


                       Statement of Changes in Net Assets

                                                                      Year ended December 31,
                                                         1999               1998               1997
                                                 ----------------------------------------------------------
Increase in net assets from operations
   Net investment income                             $    866,482       $  1,507,070       $    849,663
   Net realized gain on investments                     1,362,662            (82,026)           142,844
   Net unrealized appreciation
    (depreciation) on investments                      33,543,176          5,522,576             66,507
                                                 ----------------------------------------------------------
   Net increase in net assets resulting from
    operations                                         35,772,320          6,947,620          1,059,014

 Changes from principal transactions:
   Net contract purchase payment                       77,321,210         66,176,879          5,307,789
   Benefits paid                                       (5,609,514)        (1,230,447)          (177,442)
   Net transfer of reserves from (to) sponsor
                                                        9,584,230          1,424,413            229,614

                                                 ----------------------------------------------------------
   Increase in net assets derived from
    principal transactions                             81,295,926         66,370,845          5,359,961
                                                 ----------------------------------------------------------
   Total increase                                     117,068,242         73,318,465          6,418,975

 Net asset at beginning of year                        83,865,032         10,546,567          4,127,592
                                                 ----------------------------------------------------------
 Net assets at end of year                           $200,933,274       $ 83,865,032       $ 10,546,567
                                                 ==========================================================


See accompanying notes.

                  The JPF Variable Annuity Separate Account II
                 of Jefferson Pilot Financial Insurance Company

                    (formerly The Alexander Hamilton Variable
                 Annuity Separate Account of Alexander Hamilton
                       Life Insurance Company of America)


                          Notes to Financial Statements

                                December 31, 1999


1.  History


The JPF Variable Annuity Separate Account II (formerly Alexander Hamilton Variable Annuity Separate Account) ("Account") was established by resolution of the Board of Directors of Alexander Hamilton Life Insurance Company of America ("Sponsor") on January 24, 1994. The Account has been registered as a unit investment trust under the Investment Company Act of 1940 to receive and invest payments made by purchasers of variable annuity contracts. The fund began conducting business on February 8, 1996.


Each sub-account reflects the investment performance of a specific underlying mutual fund. Subject to certain limitations and restrictions, a variable annuity contractholder may elect to have net purchase payments credited to any of the sub-accounts. Prior to the commencement of annuity payments, a contractholder may elect to transfer accumulation units among sub-accounts, subject to certain minimum transfer amounts. Contractholders may also transfer accumulation units after payments begin under a variable annuity payment option. No transfers are permitted under a fixed annuity payment option. Contractholders may also allocate purchase payments or transfer amounts into or out of the "Fixed Account", which is maintained in the general account of the sponsor. The sponsor guarantees that the fixed account accumulation value will accrue interest at an annual effective rate of not less than 3%, although the sponsor may, at its sole discretion, credit interest in excess of the guaranteed rate. The fixed account accumulation values are not charged a mortality and expense fee or an administrative fee.

In accordance with the terms of the contracts, the payments are invested in shares of Jefferson-Pilot Variable Fund (JPVF) International Equity, World Growth Stock, Emerging Growth, Capital Growth, Growth, Small Company, Growth and Income, Balanced, High Yield Bond, and Money Market Portfolios, the Fidelity VIP II Contrafund, VIP Growth Fund, VIP Equity-Income Fund and VIP II Index 500 Fund, the MFS Research Series and MFS Utilities Series, and the Oppenheimer Strategic Bond, Bond, and Capital Appreciation Funds, at the net asset value of such shares on the date payments are received. The accumulation of net asset values at the date shares are acquired represents cost. The investments in the nineteen sub-accounts are carried in the Statement of Assets and Liabilities at net asset value, which is market value at December 31, 1999.

                  The JPF Variable Annuity Separate Account II
                 of Jefferson Pilot Financial Insurance Company

                    (formerly The Alexander Hamilton Variable
                 Annuity Separate Account of Alexander Hamilton
                       Life Insurance Company of America)


                    Notes to Financial Statements (continued)

                                December 31, 1999


2.  Significant Accounting Policies


Investment Valuation

The investments in the sub-accounts are carried in the Statement of Assets and Liabilities at net asset value, which is market value at December 31, 1999. Investment transactions are accounted for on the date the order to buy or sell is executed (trade date).


Investment Income

Investment income consists of dividend income (both ordinary and capital gains) and is recognized on the ex-dividend date. All distributions received are reinvested in the respective sub-accounts. The aggregate costs of purchases and proceeds from sales of investments (other than short-term securities) for the year ended December 31, 1999, were $177,662,926 and $96,367,000 respectively. Realized investment gains and losses on investments are determined using average cost.


3.  Fees

In accordance with the provisions of the variable annuity contracts, specified amounts are set aside for the Sponsor to cover the assumption of mortality and expense risks, sales and administrative expenses, and state premium taxes. The mortality and expense fee is 1.25%, and the administrative expense charge is
 .15% annually. There is also an annual administration fee which is the lesser of $30 or 2% of the contract value on the last day of the year.


4.  Federal Income Taxes

Operations of the Account are taxed with those of the Sponsor. Under existing federal income tax law, no taxes are payable on the transactions of the Account.

                  The JPF Variable Annuity Separate Account II
                 of Jefferson Pilot Financial Insurance Company

                    (formerly The Alexander Hamilton Variable
                 Annuity Separate Account of Alexander Hamilton
                       Life Insurance Company of America)


                    Notes to Financial Statements (continued)

                                December 31, 1999


5.  Use of Estimates

The accompanying financial statements of the Account have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Such estimates could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.


6.  Remuneration

The Account pays no remuneration to directors, advisory boards, officers, or such other persons who may from time to time perform services for the Account.


7.  Accumulation Units

Changes in the number of accumulation units are as follows:

                                                                        1999                  1998                   1997
                                                            --------------------------------------------------------------------
    JPVF International Equity Sub-account
    Units outstanding at beginning of period                         144,190.832                 0.000                  0.000
    Units purchased                                                  203,342.245           168,565.745                  0.000
    Redemptions and charges                                          (56,064.995)          (24,374.913)                 0.000
                                                            --------------------------------------------------------------------
    Units outstanding at end of period                               291,468.082           144,190.832                  0.000
                                                            ====================================================================

    JPVF World Growth Stock Sub-account
    Units outstanding at beginning of period                         263,838.091           123,760.115            101,024.252
    Units purchased                                                  217,937.418           214,946.488            166,600.224
    Redemptions and charges                                         (101,252.635)          (74,868.512)          (143,864.361)
                                                            --------------------------------------------------------------------
    Units outstanding at end of period                               380,522.874           263,838.091            123,760.115
                                                            ====================================================================

    JPVF Emerging Growth Sub-account
    Units outstanding at beginning of period                         391,327.966           132,236.490             88,358.431
    Units purchased                                                  352,281.843           346,591.035            119,576.383
    Redemptions and charges                                         (100,939.940)          (87,499.559)           (75,698.324)
                                                            --------------------------------------------------------------------
    Units outstanding at end of period                               642,669.869           391,327.966            132,236.490
                                                             ====================================================================

                  The JPF Variable Annuity Separate Account II
                 of Jefferson Pilot Financial Insurance Company

                    (formerly The Alexander Hamilton Variable
                 Annuity Separate Account of Alexander Hamilton
                       Life Insurance Company of America)


                    Notes to Financial Statements (continued)

                                December 31, 1999


7.  Accumulation Units (continued)

                                                                     1999                  1998                  1997
                                                            -------------------------------------------------------------------
    JPVF Capital Growth Sub-account
    Units outstanding at beginning of period                         684,717.278           142,455.821            53,999.122
    Units purchased                                                  962,880.710           792,868.720           103,157.417
    Redemptions and charges                                         (203,135.772)         (250,607.263)          (14,700.718)
                                                            -------------------------------------------------------------------
    Units outstanding at end of period                             1,444,462.216           684,717.278           142,455.821
                                                            ===================================================================

    JPVF Small Company Sub-account
    Units outstanding at beginning of period                         155,050.255                 0.000                 0.000
    Units purchased                                                  140,466.781           173,898.811                 0.000
    Redemptions and charges                                          (94,348.260)          (18,848.556)                0.000
                                                            -------------------------------------------------------------------
    Units outstanding at end of period                               201,168.776           155,050.255                 0.000
                                                            ===================================================================

    JPVF Growth Sub-account
    Units outstanding at beginning of period                          37,157.550                 0.000                 0.000
    Units purchased                                                  144,173.228            47,847.606                 0.000
    Redemptions and charges                                          (29,036.296)          (10,690.056)                0.000
                                                            -------------------------------------------------------------------
    Units outstanding at end of period                               152,294.482            37,157.550                 0.000
                                                            ===================================================================

    JPVF Growth and Income Sub-account
    Units outstanding at beginning of period                         466,743.706           105,758.481            40,124.651
    Units purchased                                                  308,076.725           578,830.887            98,594.509
    Redemptions and charges                                         (114,676.267)         (217,845.662)          (32,960.679)
                                                            -------------------------------------------------------------------
    Units outstanding at end of period                               660,144.164           466,743.706           105,758.481
                                                            ===================================================================

    JPVF Balanced Sub-account
    Units outstanding at beginning of period                         382,871.839           104,890.468            27,907.033
    Units purchased                                                  371,555.607           348,256.709           111,975.225
    Redemptions and charges                                         (172,502.627)          (70,275.338)          (34,991.790)
                                                            -------------------------------------------------------------------
    Units outstanding at end of period                               581,924.819           382,871.839           104,890.468
                                                            ===================================================================

    JPVF High Yield Bond Sub-account
    Units outstanding at beginning of period                         125,160.026                 0.000                 0.000
    Units purchased                                                  114,345.574           200,015.542                 0.000
    Redemptions and charges                                          (47,522.465)          (74,855.516)                0.000
                                                            -------------------------------------------------------------------
    Units outstanding at end of period                               191,983.135           125,160.026                 0.000
                                                            ===================================================================

                  The JPF Variable Annuity Separate Account II
                 of Jefferson Pilot Financial Insurance Company

                    (formerly The Alexander Hamilton Variable
                 Annuity Separate Account of Alexander Hamilton
                       Life Insurance Company of America)


                    Notes to Financial Statements (continued)

                                December 31, 1999


7.  Accumulation Units (continued)

                                                                     1999                  1998                  1997
                                                            -------------------------------------------------------------------
    JPVF Money Market Sub-account
    Units outstanding at beginning of period                       8,842,988.430         1,052,016.838           480,731.823
    Units purchased                                               52,963,572.551        48,629,131.723         7,287,822.529
    Redemptions and charges                                      (52,066,146.866)      (40,838,160.131)       (6,716,537.514)
                                                            -------------------------------------------------------------------
    Units outstanding at end of period                             9,740,414.115         8,842,988.430         1,052,016.838
                                                            ===================================================================

    Fidelity VIP II Contrafund Sub-account
    Units outstanding at beginning of period                         254,379.294                 0.000                 0.000
    Units purchased                                                  604,487.721           289,728.643                 0.000
    Redemptions and charges                                         (114,544.199)          (35,349.349)                0.000
                                                            -------------------------------------------------------------------
    Units outstanding at end of period                               744,322.816           254,379.294                 0.000
                                                            ===================================================================

    Fidelity VIP Equity Income Sub-account
    Units outstanding at beginning of period                         425,662.765                 0.000                 0.000
    Units purchased                                                  507,509.170           561,199.896                 0.000
    Redemptions and charges                                         (173,232.130)         (135,537.131)                0.000
                                                            -------------------------------------------------------------------
    Units outstanding at end of period                               759,939.805           425,662.765                 0.000
                                                            ===================================================================

    Fidelity VIP Growth Sub-account
    Units outstanding at beginning of period                         335,670.270                 0.000                 0.000
    Units purchased                                                  894,052.861           428,001.694                 0.000
    Redemptions and charges                                         (239,510.532)          (92,331.424)                0.000
                                                            -------------------------------------------------------------------
    Units outstanding at end of period                               990,212.599           335,670.270                 0.000
                                                            ===================================================================

    Fidelity VIP II Index 500 Sub-account
    Units outstanding at beginning of period                         736,865.063                 0.000                 0.000
    Units purchased                                                1,790,941.873         1,080,961.110                 0.000
    Redemptions and charges                                         (738,843.539)         (344,096.047)                0.000
                                                            -------------------------------------------------------------------
    Units outstanding at end of period                             1,788,963.397           736,865.063                 0.000
                                                            ===================================================================

    MFS Research Sub-account
    Units outstanding at beginning of period                         230,004.347                 0.000                 0.000
    Units purchased                                                  278,301.107           334,137.582                 0.000
    Redemptions and charges                                          (90,524.915)         (104,133.235)                0.000
                                                            -------------------------------------------------------------------
    Units outstanding at end of period                               417,780.539           230,004.347                 0.000
                                                            ===================================================================

                  The JPF Variable Annuity Separate Account II
                 of Jefferson Pilot Financial Insurance Company

                    (formerly The Alexander Hamilton Variable
                 Annuity Separate Account of Alexander Hamilton
                       Life Insurance Company of America)


                    Notes to Financial Statements (continued)

                                December 31, 1999


7.  Accumulation Units (continued)

                                                                     1999                  1998                  1997
                                                            -------------------------------------------------------------------
    MFS Utilities Sub-account
    Units outstanding at beginning of period                         324,447.841                 0.000                 0.000
    Units purchased                                                  495,903.262           541,941.392                 0.000
    Redemptions and charges                                         (184,515.468)         (217,493.551)                0.000
                                                            -------------------------------------------------------------------
    Units outstanding at end of period                               635,835.635           324,447.841                 0.000

                                                            ===================================================================

    Oppenheimer Capital Appreciation Sub-account
    Units outstanding at beginning of period                               0.000                 0.000                 0.000
    Units purchased                                                  165,394.297                 0.000                 0.000
    Redemptions and charges                                           (6,068.766)                0.000                 0.000
                                                            -------------------------------------------------------------------
    Units outstanding at end of period                               159,325.531                 0.000                 0.000
                                                            ===================================================================

    Oppenheimer Bond Sub-account
    Units outstanding at beginning of period                         336,679.032           151,322.641                 0.000
    Units purchased                                                  405,223.312           344,262.107           155,740.418
    Redemptions and charges                                         (192,794.919)         (158,905.716)           (4,417.777)
                                                            -------------------------------------------------------------------
    Units outstanding at end of period                               549,107.425           336,679.032           151,322.641
                                                            ===================================================================

    Oppenheimer Strategic Bond Sub-account
    Units outstanding at beginning of period                         134,572.798                 0.000                 0.000
    Units purchased                                                  150,942.894           169,211.618                 0.000
    Redemptions and charges                                          (79,388.304)          (34,638.820)                0.000
                                                            -------------------------------------------------------------------
    Units outstanding at end of period                               206,127.388           134,572.798                 0.000
                                                            ===================================================================

                  The JPF Variable Annuity Separate Account II
                 of Jefferson Pilot Financial Insurance Company

                    (formerly The Alexander Hamilton Variable
                 Annuity Separate Account of Alexander Hamilton
                       Life Insurance Company of America)


                    Notes to Financial Statements (continued)

                                December 31, 1999


8.  Variable Annuity Contracts

Net asset values for variable annuity contracts are based on the following accumulation units, unit values and annuity funds:

                                                                 Accumulation               Unit                 Total
                                                                     Units                  Value                Value
                                                            ------------------------------------------------------------------
    JPVF International Equity Sub-account
        December 31, 1999
    Qualified/non-qualified units                                    291,468.082          16.951235          $  4,940,744
                                                                                                          --------------------
                                                                                                             $  4,940,744
                                                                                                          ====================
    JPVF World Growth Stock Sub-account
    December 31, 1999
    Qualified/non-qualified units                                    380,522.874          13.508763          $  5,140,393
                                                                                                          --------------------
                                                                                                             $  5,140,393
                                                                                                          ====================
    JPVF Emerging Growth Sub-account
        December 31, 1999
    Qualified/non-qualified units                                    642,669.869          28.447902          $ 18,282,609
                                                                                                          --------------------
                                                                                                             $ 18,282,609
                                                                                                          ====================
    JPVF Capital Growth Sub-account
        December 31, 1999
    Qualified/non-qualified units                                  1,444,462.216          28.306047          $ 40,887,016
                                                                                                          --------------------
                                                                                                             $ 40,887,016
                                                                                                          ====================
    JPVF Small Company Sub-account
        December 31, 1999
    Qualified/non-qualified units                                    201,168.776           9.690562          $  1,949,438
                                                                                                          --------------------
                                                                                                             $  1,949,438
                                                                                                          ====================
    JPVF Growth Sub-account
        December 31, 1999
    Qualified/non-qualified units                                    152,294.482          33.577153          $  5,113,615
                                                                                                          --------------------
                                                                                                             $  5,113,615
                                                                                                          ====================
    JPVF Growth & Income Sub-account
        December 31, 1999
    Qualified/non-qualified units                                    660,144.164          14.456938          $  9,543,663
                                                                                                          --------------------
                                                                                                             $  9,543,663
                                                                                                          ====================

                  The JPF Variable Annuity Separate Account II
                 of Jefferson Pilot Financial Insurance Company

                    (formerly The Alexander Hamilton Variable
                 Annuity Separate Account of Alexander Hamilton
                       Life Insurance Company of America)


                    Notes to Financial Statements (continued)

                                December 31, 1999


8.  Variable Annuity Contracts (continued)

                                                                 Accumulation               Unit                 Total
                                                                     Units                  Value                Value
                                                            ------------------------------------------------------------------
    JPVF Balanced Sub-account
        December 31, 1999
    Qualified/non-qualified units                                    581,924.819          18.071148          $ 10,516,050
                                                                                                          --------------------
                                                                                                             $ 10,516,050
                                                                                                          ====================
    JPVF High Yield Bond Sub-account
    December 31, 1999
    Qualified/non-qualified units                                    191,983.135          12.083920          $  2,319,909
                                                                                                          --------------------
                                                                                                             $  2,319,909
                                                                                                          ====================
    JPVF Money Market Sub-account
    December 31, 1999
    Qualified/non-qualified units                                  9,740,414.115           1.132811          $ 11,034,045
                                                                                                          --------------------
                                                                                                             $ 11,034,045
                                                                                                          ====================
    Fidelity VIP II Contrafund Sub-account
        December 31, 1999
    Qualified/non-qualified units                                    744,322.816          15.138082          $ 11,267,619
                                                                                                          --------------------
                                                                                                             $ 11,267,619
                                                                                                          ====================
    Fidelity VIP Equity Income Sub-account
        December 31, 1999
    Qualified/non-qualified units                                    759,939.805          11.843320          $  9,000,211
                                                                                                          --------------------
                                                                                                             $  9,000,211
                                                                                                          ====================
    Fidelity VIP Growth Sub-account
        December 31, 1999
    Qualified/non-qualified units                                    990,212.599          17.746034          $ 17,572,346
                                                                                                          --------------------
                                                                                                             $ 17,572,346
                                                                                                          ====================
    Fidelity VIP II Index 500 Sub-account
        December 31, 1999
    Qualified/non-qualified units                                  1,788,963.397          15.360004          $ 27,478,486
                                                                                                          --------------------
                                                                                                             $ 27,478,486
                                                                                                          ====================

                  The JPF Variable Annuity Separate Account II
                 of Jefferson Pilot Financial Insurance Company

                    (formerly The Alexander Hamilton Variable
                 Annuity Separate Account of Alexander Hamilton
                       Life Insurance Company of America)


                    Notes to Financial Statements (continued)

                                December 31, 1999


8.  Variable Annuity Contracts (continued)

                                                                 Accumulation               Unit                Total
                                                                     Units                  Value               Value
                                                            ----------------------------------------------------------------
    MFS Reseach Fund Sub-account
    December 31, 1999
    Qualified/non-qualified units                                    417,780.539          14.551421          $ 6,079,301
                                                                                                          ------------------
                                                                                                             $ 6,079,301
                                                                                                          ==================
    MFS Utilities Series Sub-account
        December 31, 1999
    Qualified/non-qualified units                                    635,835.635          15.055094          $ 9,572,565
                                                                                                          ------------------
                                                                                                             $ 9,572,565
                                                                                                          ==================
    Oppenheimer Capital Appreciation Sub-account
        December 31, 1999
    Qualified/non-qualified units                                    159,325.531          12.652187          $ 2,015,816
                                                                                                          ------------------
                                                                                                             $ 2,015,816
                                                                                                          ==================
    Oppenheimer Bond Sub-account
        December 31, 1999
    Qualified/non-qualified units                                    549,107.425          11.166701          $ 6,131,718
                                                                                                          ------------------
                                                                                                             $ 6,131,718
                                                                                                          ==================
    Oppenheimer Strategic Bond Sub-account
        December 31, 1999
    Qualified/non-qualified units                                    206,127.388          10.128347          $ 2,087,730
                                                                                                          ------------------
                                                                                                             $ 2,087,730
                                                                                                          ==================

Audited Consolidated Financial Statements

Jefferson Pilot Financial Insurance Company and Subsidiaries

As of December 31, 1999 and 1998 and for the two years ended December 31, 1999 and the eight months ended December 31, 1997

          Jefferson Pilot Financial Insurance Company and Subsidiaries

                    Audited Consolidated Financial Statements


      As of December 31, 1999 and 1998 and for the two years ended December
             31, 1999 and the eight months ended December 31, 1997





                                    Contents

Report of Independent Auditors.................................................1

Consolidated Balance Sheets....................................................2
Consolidated Statements of Income..............................................4
Consolidated Statements of Stockholder's Equity................................5
Consolidated Statements of Cash Flows..........................................6
Notes to Consolidated Financial Statements.....................................8

                         Report of Independent Auditors


The Board of Directors
Jefferson Pilot Financial Insurance Company and Subsidiaries


We have audited the accompanying consolidated balance sheets of Jefferson Pilot Financial Insurance Company (a wholly-owned subsidiary of Jefferson-Pilot Corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the two years in the period ended December 31, 1999 and for the eight month period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson Pilot Financial Insurance Company and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1999 and for the eight month period ended December 31, 1997, in conformity with accounting principles generally accepted in the United States.


/s/ ERNST & YOUNG LLP

Greensboro, North Carolina
August 1, 2000

          Jefferson Pilot Financial Insurance Company and Subsidiaries

                           Consolidated Balance Sheets
                    (In Thousands, except for Share Amounts)


Assets                                                                                       December 31,
Invested assets:                                                                        1999             1998
                                                                                  -----------------------------------
   Debt securities available-for-sale, at fair value (amortized cost $8,102,384
     and $7,029,122)                                                                    $ 7,827,493      $ 7,305,747
   Debt securities held-to-maturity, at amortized cost (fair value $1,762,890 and
     $1,862,069)                                                                          1,798,897        1,797,798
   Equity securities available-for-sale, at fair value (cost $58,615 and $11,475)            55,023           23,631
   Policy loans                                                                             654,431        1,194,703
   Mortgage loans on real estate                                                          1,120,310          772,304
   Real estate                                                                               41,724           35,897
   Other investments                                                                         18,749            8,004
                                                                                  -----------------------------------
Total investments                                                                        11,516,627       11,138,084

Cash and cash equivalents                                                                   156,672           14,663
Accrued investment income                                                                   169,244          143,231
Due from reinsurers                                                                       1,473,925        1,342,925
Deferred policy acquisition costs                                                           329,513          223,337
Value of business acquired                                                                  949,095          568,208
Cost in excess of net assets acquired, net of accumulated amortization
   (1999-$12,132; 1998-$9,406)                                                              266,680          192,016
Property and equipment, net of accumulated depreciation (1999-
  $53,368; 1998-$56,041)                                                                     34,951           16,066
Deferred federal income taxes                                                               123,917           40,528
Assets held in separate accounts                                                          1,483,931          919,493
Other assets                                                                                 91,581           69,359
                                                                                  -----------------------------------


                                                                                        $16,596,136      $14,667,910
                                                                                  ===================================

Liabilities
Policy liabilities:
   Policyholder contract deposits                                                 $10,781,694          $10,667,782
   Future policy benefits                                                           1,212,866              743,694
   Policy and contract claims                                                         173,612               80,832
   Premiums paid in advance                                                             2,148                2,851
   Other policyholders' funds                                                         243,502              109,102
                                                                           -----------------------------------------
Total policy liabilities                                                           12,413,822           11,604,261


Payable to affiliates                                                                  88,946              124,496
Liabilities related to separate accounts                                            1,483,931              919,493
Securities sold under repurchase agreements                                           302,358              150,372
Accrued expenses and other liabilities                                                255,990              138,194
                                                                           -----------------------------------------
                                                                                   14,545,047           12,936,816

Commitments and contingencies

Redeemable preferred stock                                                                  -                3,000

Stockholder's equity
   Common stock, par value $5 per share, 600,000 shares authorized, issued
     and outstanding                                                                    3,000                3,000
   Paid in capital                                                                  1,714,338            1,288,454
   Retained earnings                                                                  434,964              330,483
   Accumulated other comprehensive income - net unrealized  (losses) gains
     on securities                                                                   (101,213)             106,157
                                                                           -----------------------------------------
                                                                                    2,051,089            1,728,094
                                                                           -----------------------------------------


                                                                                  $16,596,136          $14,667,910
                                                                           =========================================


See notes to consolidated financial statements.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

                        Consolidated Statements of Income
                                 (In Thousands)


                                                                                                       Eight months
                                                                       Year ended                         ended
                                                                       December 31,                    December 31,
                                                                 1999                 1998                 1997
                                                          -------------------- ------------------- ---------------------
Revenues
Premiums and policy charges                                          $444,545            $447,388              $328,513
Net investment income                                                 726,928             714,504               515,347
Realized investment (losses) gains                                    (4,333)               (355)                 5,631
Other income                                                            2,372               3,929                 6,413
                                                          -------------------- ------------------- ---------------------
Total revenues                                                      1,169,512           1,165,466               855,904

Benefits and expenses
Policy benefits and claims                                            649,388             675,770               514,470
Commissions and operating
   expenses, net of deferrals                                          54,170              73,581                64,928
Amortization of intangibles                                           118,368             107,174                63,651
Taxes, licenses and fees                                               28,335              27,194                18,948
                                                          -------------------- ------------------- ---------------------
Total benefits and expenses                                           850,261             883,719               661,997
                                                          -------------------- ------------------- ---------------------

Income before federal income tax and
   preferred stock dividends                                          319,251             281,747               193,907

Federal income tax expense:
   Current                                                             69,694              72,868                40,127
   Deferred                                                            45,076              28,048                28,623
                                                          -------------------- ------------------- ---------------------
                                                                      114,770             100,916                68,750
                                                          -------------------- ------------------- ---------------------
Net income before preferred stock
   dividends                                                          204,481             180,831               125,157
Preferred stock dividends                                                   -               1,128                 2,811
                                                          -------------------- ------------------- ---------------------
Net income                                                           $204,481            $179,703              $122,346
                                                          ==================== =================== =====================


See notes to consolidated financial statements.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

                 Consolidated Statements of Stockholder's Equity
                                 (In Thousands)


                                                                                           Accumulated Other
                                                                                        Comprehensive Income -        Total
                                              Common        Paid in        Retained     Net Unrealized (Losses)   Stockholder's
                                              Stock         Capital        Earnings       Gains on Securities        Equity
                                          ----------------------------------------------------------------------------------------

Balance, April 30, 1997                         $     -   $        -         $       -        $        -           $        -

Purchase of JPFIC by JPCorp                       3,000       782,500                -                 -              785,500
AHL balances at time of affiliation with
   JPFIC                                              -       532,388           98,434           (39,249)             591,573
Net income, eight months                              -             -          122,346                 -              122,346
Other comprehensive income                            -             -                -           128,801              128,801
                                                                        ----------------------------------------------------------
   Comprehensive income                                                                                               251,147

                                          ----------------------------------------------------------------------------------------
Balance, December 31, 1997                        3,000     1,314,888          220,780            89,552            1,628,220

Net income                                            -             -          179,703                 -              179,703
Other comprehensive income                            -             -                -            16,605               16,605
                                                                        ----------------------------------------------------------
   Comprehensive income                                                                                               196,308
Less dividends paid                                   -             -          (70,000)                -              (70,000)
Purchase price adjustment                             -       (26,434)               -                 -              (26,434)
                                          ----------------------------------------------------------------------------------------
Balance, December 31, 1998                        3,000     1,288,454          330,483           106,157            1,728,094

Net income                                            -             -          204,481                 -              204,481
Other comprehensive income                            -             -                -          (207,370)            (207,370)
                                                                        ----------------------------------------------------------
      Comprehensive income                                                                                             (2,889)
Less dividends paid                                   -             -         (100,000)                -             (100,000)
Acquisition of GLIC                                   -       425,884                -                 -              425,884

                                          ----------------------------------------------------------------------------------------
Balance, December 31, 1999                      $ 3,000   $ 1,714,338        $ 434,964        $ (101,213)          $2,051,089
                                          ========================================================================================


See notes to consolidated financial statements.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

                      Consolidated Statements of Cash Flows
                                 (In Thousands)


                                                                                          Eight months
                                                                 Year ended                  ended
                                                                December 31,              December 31,
                                                            1999             1998             1997
                                                     -----------------------------------------------------
Operating activities
 Net income                                                 $204,481          $179,703        $122,346
Adjustments to reconcile net income to
   net cash provided by operating activities:
Change in future policy benefits, policy and
  contract claims and premiums paid in advance, net            6,635          (103,826)         15,614
Credits to policyholder accounts, net                         52,210            79,661         192,962
Policy acquisition costs deferred,
   net of amortization                                      (106,175)          (91,387)        (47,202)
Net amortization of value of
   business acquired                                          59,607            47,704          (3,159)
Change in accrued investment income                           (6,250)           (2,902)            704
Realized investment losses (gains)                             4,333               355          (5,631)
Amortization of investment
   premium                                                    14,498            20,905          24,552
Provision for depreciation                                     6,417            10,737           1,210
Provision for deferred income tax                             45,076            28,048          28,623
Change in receivables and asset accruals                       5,800           (27,420)         75,840
Change in payables and expense accruals                       59,476            73,872         (32,857)
Other operating activities, net                               (6,629)          (16,878)         22,223
                                                     -----------------------------------------------------
 Net cash provided by operating activities                   339,479           198,572         395,225
                                                     -----------------------------------------------------

 Investing activities
 Proceeds from sales of debt securities                      693,010           356,442         526,259
 Proceeds from maturities of debt securities                 978,645           994,576         551,720
 Proceeds from sales of equity securities                      2,616            11,294          10,386
 Purchases of debt securities                             (1,567,094)       (1,347,301)     (1,042,253)
 Purchases of equity securities                              (11,354)          (13,805)           (322)
 Mortgage loans originated                                  (279,375)         (260,915)       (323,058)
 Repayments of mortgage loans                                 40,859            79,556          40,001
 Policy loans issued, net of repayments                      (22,168)          (12,004)         15,683
 Other investing activities, net                               5,896             6,996           1,405
                                                     -----------------------------------------------------
 Net cash used in investing activities                      (158,965)         (185,161)       (220,179)
                                                     -----------------------------------------------------

          Jefferson Pilot Financial Insurance Company and Subsidiaries

                                 (In Thousands)


                                                                                               Eight months
                                                               Year ended                         ended
                                                              December 31,                     December 31,
                                                            1999               1998                1997
                                                 -----------------------------------------------------------
Financing activities
Deposits credited to policyholders' funds                834,017            902,909             763,509
Withdrawals from policyholders' funds                   (965,290)          (966,006)           (855,580)
Dividends paid                                          (100,000)           (70,000)                  -
Proceeds from securities sold under
   repurchase agreements                                 151,986            150,593             (44,958)
Other financing activities                                (4,184)           (53,068)            (43,301)
                                                 -----------------------------------------------------------
Net cash used in financing activities                    (83,471)           (35,572)           (180,330)
                                                 -----------------------------------------------------------

Change in cash and cash equivalents                       97,043            (22,161)             (5,284)
Cash of GLIC at date of acquisition                       44,966                  -                   -
Cash and cash equivalents, beginning
   of period                                              14,663             36,824              42,108
                                                 -----------------------------------------------------------
Cash and cash equivalents, end of period             $   156,672        $    14,663            $ 36,824
                                                 ===========================================================


See notes to consolidated financial statements.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

                   Notes to Consolidated Financial Statements



1. Basis of Presentation

Principles of Consolidation

The consolidated financial statements presented herein represent the merger of three insurance companies that previously were affiliated through a common parent. The merger (reorganization of affiliates) under the common parent has been accounted for on a basis similar to a pooling-of-interests utilizing the parent's historical basis. The historical accounting basis includes the "pushed down" effect of purchase accounting utilized by the common parent to the three individual companies. The merger was effective August 1, 2000, and included no additional consideration. The parties to the merger include Jefferson Pilot Financial Insurance Company (the Company or JPFIC), the survivor in the reorganization, acquired by the common parent Jefferson-Pilot Corporation (JPCorp) effective April 30, 1997, Alexander Hamilton Life Insurance Company of America (AHL), acquired by JPCorp in 1995 and Guarantee Life Insurance Company
(GLIC), a wholly-owned subsidiary of The Guarantee Life Companies, Inc., (TGLCI) which was acquired by JPCorp effective December 30, 1999. The financial statements presented include the periods for which each of three companies were affiliated through common ownership by JPCorp. JPFIC is the survivor company, and therefore, the related statements of income, stockholder's equity and cash flows are presented only for the period in which JPCorp owned the Company. Significant intercompany transactions have been eliminated in consolidation.

Nature of Business

After the merger, the Company is wholly-owned by JPCorp. The merged Company and subsidiaries are principally engaged in the sale of individual life insurance products, individual annuity products, individual investment products, and worksite and group non-medical products (primarily term life and disability). These products are marketed primarily through personal producing general agents throughout the Unites States.

Acquisitions

JPCorp acquired the Company on May 13, 1997, with an effective date of April 30, 1997. The acquisition was accounted for as a purchase, utilizing "push down" accounting, and the assets and liabilities were recorded at fair value as of April 30, 1997. The original cost of the acquisition as of April 30, 1997 was $785 million, including all acquisition costs. Subsequent adjustments to the original purchase price in 1998 resulted in a downward adjustment of the purchase price to $759 million. The amount allocated to value of business acquired and cost in excess of net assets acquired was $460 million and $100 million, respectively.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

1. Basis of Presentation (continued)

Acquisitions (continued)

AHL was acquired by JPCorp on October 1, 1995, and included substantially all of the life insurance and single premium deferred annuity contracts in force as of the acquisition date. Certain blocks of business including structured settlements, lottery business and Corporate Owned Life Insurance (COLI) written prior to the acquisition as well as certain business written in conjunction with the seller's lending business were 100% reinsured with affiliates of the seller on a coinsurance basis. The aggregate purchase was $575 million including all acquisition costs. The value of business acquired resulting from this acquisition amounted to $325 million while cost in excess of net assets acquired came to $50 million.

GLIC was acquired by JPCorp through the acquisition of its parent on December 30, 1999 for an aggregate purchase price of $426 million. The preliminary amount allocated to value of business acquired and cost in excess of net assets acquired was $206 million and $81 million, respectively.

The following proforma results of operations for the year ended December 31, 1999, assume that the GLIC acquisition occurred as of January 1, 1999. The proforma results have been prepared for comparative purposes only and do not purport to indicate the results of operations which would have actually been reported had the acquisition occurred on January 1, 1999, or which may occur in the future (in thousands):

          Net revenues                  $1,665,614
          Net income                    $  207,136

          Jefferson Pilot Financial Insurance Company and Subsidiaries

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are asset valuation allowances, policy liabilities, deferred policy acquisition costs, value of business acquired and the potential effects of resolving litigated matters.

Cash and Cash Equivalents

The Company includes with cash and cash equivalents its holdings of short-term investments which are highly liquid investments that mature within three months of the date of acquisition.

Invested Assets

Debt securities are classified as either securities held-to-maturity, stated at amortized cost, or as securities available-for-sale, stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired.

Equity securities are classified as securities available-for-sale, stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired.

Policy loans are carried at the unpaid balances.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

2. Summary of Significant Accounting Policies (continued)

Invested Assets (continued)

Mortgage loans on real estate are stated at the unpaid balances, net of allowances for unrecoverable amounts. The Company's mortgage loan portfolio is comprised primarily of conventional real estate mortgages collateralized by retail (28%) and (33%), apartment (20%) and (18%), industrial (24%) and (17%), hotel (11%) and (14%), and office (17%) and (16%) properties at December 31, 1999 and 1998, respectively.

Mortgage loan underwriting standards emphasize the credit status of a prospective borrower, quality of the underlying collateral and conservative loan-to-value relationships. Of stated mortgage loan balances as of December 31, 1999 and 1998, 29% and 28% are due from borrowers in South Atlantic states, 24% and 28% are due from borrowers in West South Central states, 10% and 10% are due from borrowers in West North Central states, 11% and 7% are due from borrowers in East North Central states, 10% and 7% are due from borrowers in Pacific states, and 10% and 12% are due from borrowers in Mountain states. No other geographic region represents as much as 10% of December 31, 1999 and 1998 mortgage loans.

Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Realized gains and losses on dispositions of securities are determined by the specific identification method.

Recognition of Revenues, Benefits, Claims and Expenses

Universal Life Products

Universal life products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. Revenues for universal life products consist of policy charges for the cost of insurance, policy administration and surrenders that have been assessed against policy account balances during the period.

Policy fund liabilities for universal life and other interest-sensitive life insurance policies are computed in accordance with the retrospective deposit method and represent policy account balances before surrender charges. Policy fund assets and liabilities for variable universal life insurance are segregated and recorded as separate account assets and liabilities. Separate account assets are carried at market values as of the balance sheet date and are invested by the Company

          Jefferson Pilot Financial Insurance Company and Subsidiaries

2. Summary of Significant Accounting Policies (continued)

Recognition of Revenues, Benefits, Claims and Expenses (continued)

at the direction of the policyholder. Investments are made in different portfolios in a series fund. Each of the portfolios has specific investment objectives and the investment income and investment gains and losses accrue directly to, and investment risk is borne by, the policyholders. Accordingly, operating results of the separate accounts are not included in the consolidated statements of income.

Policy claims that are charged to expense include claims incurred in the period in excess of related policy account balances. Other policy benefits include interest credited to universal life and other interest-sensitive life insurance policies.

Investment Products

Investment products include variable annuities, fixed premium annuities, flexible premium annuities, structured settlement annuities and other supplementary contracts without life contingencies. Revenues for investment products consist of policy charges for the cost of insurance, policy administration and surrenders that have been assessed against policy account balances during the period. Deposits for these products are recorded as policy fund liabilities, which are increased by interest credited to the liabilities and decreased by withdrawals and policy charges assessed against the contract holders.

Traditional Life Insurance Products

Traditional life insurance products include those products with fixed and guaranteed premiums and benefits. Premium revenues for traditional life insurance are recognized as revenues when due. The liabilities for future policy benefits are computed by the net level premium method based on estimated future investment yield, mortality and withdrawal experience. Mortality is calculated principally on an experience multiple applied to select and ultimate tables in common usage in the industry. Estimated withdrawals are determined principally based on industry tables. Policy benefits and claims are charged to expense as incurred.

Interest Rate Assumptions

The liability for future policy benefits associated with ordinary life insurance policies has been determined using initial interest rate assumptions ranging from 2% to 9.9% and, when applicable, uniform grading over 20 to 30 years to ultimate rates ranging from 2% to 6%.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

2. Summary of Significant Accounting Policies (continued)

Recognition of Revenues, Benefits, Claims and Expenses (continued)

Credited interest rates for universal life-type products ranged from 4.1% to 6.6% in 1999, 3.8% to 6.85% in 1998, and 4% to 7.5% in 1997. The average credited interest rates for universal life-type products were 5.28%, 5.96% and 6.25% for 1999, 1998 and 1997. For annuity products, credited interest rates generally ranged from 4% to 6% in 1999, 1998, and 1997.

Accident and health and disability insurance premiums are earned on a monthly pro rata basis over the terms of the policies. Benefits include paid claims plus an estimate for known claims and claims incurred but not reported as of the balance sheet date.

Policy and Contract Claims

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled, and an estimate of claims incurred but not reported, which is based on historical experience, adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses.

Reinsurance

Reinsurance receivables include amounts recoverable from reinsurers related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

Deferred Policy Acquisition Costs and Value of Business Acquired

Costs related to obtaining new business, including commissions, certain costs of underwriting and issuing policies and certain agency office expenses, all of which vary with and are primarily related to the production of new business, have been deferred.

Deferred policy acquisition costs for traditional life insurance polices are amortized over the premium paying periods of the related contracts using the same assumptions for anticipated premium revenue that are used to compute liabilities for future policy benefits. For universal life and investment products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts, not to exceed 25 years.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

2. Summary of Significant Accounting Policies (continued)

Deferred Policy Acquisition Costs and Value of Business Acquired (continued)

Value of business acquired represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuity business purchased, using the same assumptions used to value the related liabilities. Amortization of the value of business acquired occurs over the related contract periods, using current crediting rates to accrete interest and a constant amortization rate based on the present value of expected future profits.

The carrying amounts of deferred policy acquisition costs and value of business acquired related to universal life and investment contracts is adjusted to reflect the effects that the unrealized gains or losses on investments classified as available-for-sale would have had on the present value of estimated gross profits had such gains or losses actually been realized. This adjustment is excluded from income and charged or credited directly to accumulated other comprehensive income, net of applicable deferred income tax. The carrying amounts of deferred policy acquisition costs and value of business acquired are also adjusted for the effect of realized gains and losses.

The carrying amounts of deferred policy acquisition costs and value of business acquired are reviewed periodically to determine that the unamortized portion does not exceed expected recoverable amounts. No impairment adjustments have been reflected in earnings for any period presented.

Cost in Excess of Net Assets Acquired

The excess of JPCorp's purchase price over the fair value of assets acquired, which has been "pushed down" to the Company level for financial reporting purposes, is being amortized on a straight-line basis over 25 to 35 years. Carrying amounts are regularly reviewed for indications of value impairment, with consideration given to financial performance and other relevant factors.

Property and Equipment

Property and equipment used in operations are carried at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated remaining useful lives of the assets.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

2. Summary of Significant Accounting Policies (continued)

Federal Income Taxes

For each of the periods presented, each of the insurance companies, JPFIC, AHL and TGLCI, have filed separate consolidated tax returns with their wholly-owned subsidiaries.

Deferred income tax assets and liabilities are recorded on the differences between the tax bases of assets and liabilities and the amounts at which they are reported in the financial statements. Recorded amounts are adjusted to reflect changes in income tax rates and other tax law provisions as they become enacted.

New Accounting Pronouncement

Effective January 1, 2001, the Company will adopt SFAS 133, "Accounting for Derivative Instruments and for Hedging Activities". SFAS 133 requires companies to recognize all derivatives on the balance sheet at fair value and establishes special accounting rules for hedging activities. The effect of the hedge accounting rules is to permit a company to offset changes in fair value or cash flows of both the hedged item and hedging instrument in earnings in the same period. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported in earnings in the period of the change. Based on the limited nature of the Company's use of derivatives and hedging activities, adoption of this pronouncement is not expected to have a material impact on the Company's financial position or results of operations.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

3. Invested Assets

Aggregate amortized cost, aggregate fair value and gross unrealized gains and losses of debt securities were as follows (in thousands):

                                                                     December 31, 1999
                                          ------------------------------------------------------------------------
                                                                  Gross            Gross
                                              Amortized        Unrealized        Unrealized           Fair
                                                 Cost             Gains           (Losses)           Value
                                          ------------------------------------------------------------------------
  Available-for-sale carried
     at fair value
  U.S. Treasury obligations and direct
     obligations of U.S. government
     agencies                                   $  156,185          $   439       $    (275)         $  156,349
  Corporate bonds                                5,116,508            8,135        (211,387)          4,913,256
  Obligations of states and political
     subdivisions                                    7,582                -            (883)              6,699
  Mortgage-backed securities                     2,809,367            9,564         (80,794)          2,738,137
  Redeemable preferred stocks                       12,742              381             (71)             13,052
                                          ------------------------------------------------------------------------
  Total debt securities                         $8,102,384          $18,519       $(293,410)         $7,827,493
                                          ========================================================================

  Held-to-maturity carried
     at amortized cost
  U.S. Treasury obligations and
     direct obligations of U.S.
     government agencies                        $    6,616          $    -        $       -          $    6,616
  Corporate bonds                                1,735,122            1,999         (37,650)          1,699,471
  Obligations of states and
     political subdivisions                         11,091                -               -              11,091
  Mortgage-backed securities                         2,985                -               -               2,985
  Affiliate bonds                                   43,083                3            (359)             42,727
                                          ------------------------------------------------------------------------
  Total debt securities                         $1,798,897           $2,002        $(38,009)         $1,762,890
                                          ========================================================================

          Jefferson Pilot Financial Insurance Company and Subsidiaries

3. Invested Assets (continued)

                                                                              December 31, 1998
                                                     ---------------------------------------------------------------------
                                                                            Gross              Gross
                                                         Amortized       Unrealized         Unrealized         Fair
                                                            Cost            Gains            (Losses)         Value
                                                     ----------------- ---------------- ---------------- -----------------
         Available for sale carries
            at fair value
         U.S. Treasury obligations
            and direct obligations of
            U.S. government agencies                     $  127,215         $   6,425     $          -       $  133,640
         Corporate bonds                                  4,194,389           202,304          (31,262)       4,365,431
         Obligations of states and
            political subdivisions                           12,225                97             (165)          12,157
         Mortgage-backed securities                       2,681,474           104,692           (6,599)       2,779,567
         Redeemable preferred stocks                         13,819             1,154              (21)          14,952
                                                     ----------------- ---------------- ---------------- -----------------
         Total debt securities                           $7,029,122         $ 314,672     $    (38,047)      $7,305,747
                                                     ================= ================ ================ =================

         Held to maturity carried
            at amortized cost
         Corporate bonds                                 $1,752,631           $63,498     $     (2,235)      $1,813,894
         Affiliate bonds                                     45,167             3,008                -           48,175
                                                     ----------------- ---------------- ---------------- -----------------
         Total debt securities                           $1,797,798         $  66,506     $     (2,235)      $1,862,069
                                                     ================= ================ ================ =================


Affiliate bonds consist of securities issued by Jefferson-Pilot Communications Company, an affiliate. Interest earned on these bonds totaled $3.1 million, $3.3 million and $2.9 million in 1999, 1998 and 1997, respectively.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

3. Invested Assets (continued)

Aggregate amortized cost and aggregate fair value of debt securities at December 31, 1999 by contractual maturity were as follows (in thousands):

                                                          Available-for-Sale              Held-to-Maturity
                                                   ----------------------------------------------------------------
                                                      Amortized          Fair         Amortized         Fair
                                                         Cost           Value            Cost           Value
                                                   ----------------------------------------------------------------

Due in one year or less                                 $  178,084      $  178,114      $  222,498      $  222,543
Due after one year through five years                    1,197,090       1,181,542         726,094         716,731
Due after five years through ten years                   1,761,089       1,681,859         189,634         183,210
Due after ten years                                        963,539         922,923         123,780         121,722
Amounts not due at a single maturity date                4,002,582       3,863,055         536,891         518,684
                                                   ----------------------------------------------------------------
                                                        $8,102,384      $7,827,493      $1,798,897      $1,762,890
                                                   ================================================================

Actual future maturities will differ from the contractual maturities shown because the issuers of certain debt securities have the right to call or prepay the amounts due to the Company, with or without penalty.

The sources of net investment income were as follows (in thousands):

                                                                                                 Eight months
                                                                                                    ended
                                                            Year ended December 31,              December 31,
                                                        1999                   1998                  1997
                                                 ----------------------------------------------------------------

Debt securities                                          $648,201             $647,093                $470,786
Equity securities                                           2,817                2,710                   3,477
Policy loans                                               27,098               24,598                  16,086
Mortgage loans                                             71,170               53,549                  28,851
Other                                                       7,086               11,316                   9,439
                                                 ----------------------------------------------------------------
Gross investment income                                   756,372              739,266                 528,639
Investment expenses                                        29,444               24,762                  13,292
                                                 ----------------------------------------------------------------
Net investment income                                    $726,928             $714,504                $515,347
                                                 ================================================================

          Jefferson Pilot Financial Insurance Company and Subsidiaries

3. Invested Assets (continued)

Realized investment gains and (losses) were as follows (in thousands):

                                                                                                   Eight months
                                                                                                      ended
                                                                Year ended December 31,            December 31,
                                                               1999               1998                 1997
                                                         -----------------------------------------------------------

Debt securities                                                $(4,932)         $ 7,679             $   4,826
Equity securities                                                  (95)           2,899                 1,534
Real estate                                                        157            1,640                   532
Increase in mortgage loan valuation allowance                     (411)          (9,800)                    -
Amortization of value of business acquired
     and deferred policy acquisition costs                       1,643           (2,365)                 (444)
Other                                                             (695)            (408)                 (817)
                                                       ------------------------------------------------------------
                                                               $(4,333)         $  (355)            $   5,631
                                                       ============================================================

Information about gross realized gains and losses on available-for-sale securities transactions is as follows (in thousands):

                                                                                                       Eight months
                                                                                                          ended
                                                                      Year ended December 31,          December 31,
                                                                      1999               1998                1997
                                                                ----------------- ------------------- -------------------
Gross realized:
   Gains                                                               $  6,786           $17,299             $15,388
   Losses                                                               (12,354)           (7,247)             (8,699)
                                                                ----------------- ------------------- -------------------
Net realized (losses) gains on available-for-
   sale securities                                                     $ (5,568)          $10,052             $ 6,689
                                                                ================= =================== ===================

          Jefferson Pilot Financial Insurance Company and Subsidiaries

3. Invested Assets (continued)

The changes in unrealized gains and (losses) on securities classified as available-for-sale for the Company were as follows (in thousands):

                                                                                                    Eight months
                                                                                                        ended
                                                                  Year ended December 31,            December 31,
                                                                 1999                1998               1997
                                                     --------------------------------------------------------------
Change in equity securities                                 $  (1,902)           $ (1,697)         $   3,842
Change in debt securities                                    (551,516)             44,398            315,835
Change in value of business acquired
   adjustment                                                 234,387             (17,156)          (121,522)
                                                     --------------------------------------------------------------
                                                             (319,031)             25,545            198,155
Deferred income taxes                                         111,661              (8,940)           (69,354)
                                                     --------------------------------------------------------------
Change in net unrealized gains                              $(207,370)           $ 16,605          $ 128,801
                                                     ==============================================================

The Company participates in a securities lending program. The Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. At December 31, 1999, the market value of securities loaned and collateral received amounted to $59.7 million and $63.1 million, respectively. At December 31, 1998, the market value of securities loaned and collateral received amounted to $99.7 million and $104.3 million, respectively.

The allowance for credit losses on mortgage loans increased from $0 at April 30, 1997 to $9.8 million at December 31, 1998 to $10.2 million at December 31, 1999.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

4. Derivatives

Use of Derivatives

The Company's investment policy permits the use of derivative financial instruments such as interest rate swaps in certain circumstances. The following summarizes open interest rate swaps at December 31 (in thousands):

                                                                                  1999                   1998
                                                                            ------------------ --- ------------------
              Received-fixed  swaps held as hedges of direct
                    investments
                       Notional amount                                          $137,440               $137,440
                       Average rate received                                      7.28%                  7.28%
                       Average rate paid                                          5.62%                  5.55%

              Received-fixed  swaps held to modify annuity
                    crediting rates
                       Notional amount                                           $17,500                $17,500
                       Average rate received                                      6.78%                  6.78%
                       Average rate paid                                          5.33%                  5.31%

Hedging Direct Investments

Interest rate swaps are used to reduce the impact of interest rate fluctuations on specific floating-rate direct investments. Interest is exchanged periodically on the notional value, with the Company receiving a fixed rate and paying a short-term LIBOR rate on a net exchange basis. The net amount received or paid under swaps is reflected as an adjustment to investment income. All of the hedges are of investments classified as available-for-sale, and net unrealized gains and losses, net of the effects of income taxes and the impact on deferred policy acquisition costs and the value of business acquired, are not significant and are included in accumulated other comprehensive income in stockholder's equity as of December 31, 1999 and 1998.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

4. Derivatives (continued)

Modifying Annuity Crediting Rates

Interest rate swaps are used to modify the interest characteristics of certain blocks of annuity contract deposits. Interest is exchanged periodically on the notional value, with the Company receiving a fixed rate and paying various short-term LIBOR rates on a net exchange basis. The net amount received or paid under these swaps is reflected as an adjustment to annuity benefits.

Hedging Equity Indexed Annuity Crediting Rates

GLIC marketed an equity indexed annuity product which has an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500 index. GLIC historically managed this risk by purchasing call options that mirrored the interest credited to the contracts. As of December 31, 1999, the fair value of these options totaled $5 million. The fair value equaled the carrying value due to the mark-to-market adjustment made to GLIC's assets as of the acquisition date.

Credit and Market Risk

The Company is exposed to credit risk in the event of non-performance by counterparties to swap agreements. The Company limits this exposure by entering into swap agreements with counterparties having high credit ratings and by regularly monitoring the ratings.

The Company's credit exposure on swaps is limited to the fair value of swap agreements that are favorable to the Company. The Company does not expect any counterparty to fail to meet its obligation; however, non-performance would not have a material adverse effect on the Company's financial position or results of operations.

The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of swap agreements and the related direct investments. The Company routinely monitors correlation between hedged items and hedging instruments. In the event a hedge relationship is terminated or loses correlation, any related hedging instrument that remained would be marked-to-market through income. If the hedging instrument is terminated, any gain or loss is deferred and amortized over the remaining life of the hedged asset.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

5. Deferred Policy Acquisition Costs and Value of Business Acquired

Policy acquisition costs deferred and the related amortization charged to income were as follows (in thousands):

                                                                                                Eight months
                                                                                                   ended
                                                                   Year ended December 31,      December 31,
                                                                    1999              1998          1997
                                                        ------------------------------------------------------

Beginning balance                                              $ 223,337         $ 132,215         $      -
AHL balance at time of affiliation with JPFIC                          -                 -           64,658
Deferral:
   Commissions                                                   104,033            78,759           49,865
   Other                                                          30,801            29,960           23,218
                                                        ------------------------------------------------------
                                                                 134,834           108,719           73,083
Amortization                                                     (29,273)          (17,332)          (5,526)
Adjustment related to realized losses (gains) on debt
   securities                                                        615              (265)               -
                                                        ------------------------------------------------------
Ending balance                                                 $ 329,513         $ 223,337         $132,215
                                                        ======================================================

Changes in the value of business acquired were as follows (in thousands):

                                                                                                Eight months
                                                                                                   ended
                                                                   Year ended December 31,      December 31,
                                                                    1999             1998          1997
                                                        -----------------------------------------------------

Beginning balance                                               $568,208         $622,438        $       -
Purchase of JPFIC by JPCorp.                                           -                -          481,600
AHL balance at time of affiliation with JPFIC                          -                -          279,556
Deferral of commissions and accretion
   of interest                                                    22,142           37,281           36,809
Amortization                                                     (82,778)         (83,518)         (53,561)
Adjustment related to purchase accounting
   adjustments                                                   206,108           11,263                -
Adjustment related to realized losses (gains) on
   debt securities                                                 1,028           (2,100)            (444)
Adjustment related to unrealized losses (gains) on
   securities available-for-sale                                 234,387          (17,156)        (121,522)
                                                        -----------------------------------------------------
Ending balance                                                  $949,095         $568,208        $ 622,438
                                                        =====================================================

          Jefferson Pilot Financial Insurance Company and Subsidiaries

5. Deferred Policy Acquisition Costs and Value of Business Acquired (continued)

Expected approximate amortization percentages of the value of business acquired as of December 31, 1999 over the next five years were as follows:

          Year ending December 31:
             2000                                                          9.8%
             2001                                                          8.7%
             2002                                                          7.8%
             2003                                                          7.1%
             2004                                                          6.4%

6. Federal Income Taxes

The tax effects of temporary differences that gave rise to deferred income tax assets and liabilities are as follows (in thousands):

                                                                                            December 31,
                                                                                       1999             1998
                                                                                 -----------------------------------
Deferred income tax assets:
   Difference in policy liabilities                                                    $ 253,904        $ 266,372
   Net unrealized losses on securities                                                    54,699                -
   Obligation for postretirement benefits                                                    650                -
   Depreciation differences                                                                    -            2,263
   Deferred compensation                                                                  20,577           19,445
   Differences in investment basis                                                         7,754                -
   Other deferred tax assets                                                              80,677           38,186
                                                                                 -----------------------------------
Gross deferred tax assets                                                                418,261          326,266

Deferred income tax liabilities:
   Net unrealized gains on securities                                                          -          (57,162)
   Deferral of policy acquisition costs and value of business acquired                  (251,052)        (184,861)
   Deferred gain recognition for income tax purposes                                           -          (11,115)
   Obligation for postretirement benefits                                                      -              (40)
   Depreciation differences                                                               (3,678)               -
   Other deferred tax liabilities                                                        (39,614)         (32,560)
                                                                                 -----------------------------------
Gross deferred tax liabilities                                                          (294,344)        (285,738)
                                                                                 -----------------------------------
Net deferred income tax assets                                                         $ 123,917        $  40,528
                                                                                 ===================================

          Jefferson Pilot Financial Insurance Company and Subsidiaries

6. Federal Income Taxes (continued)

Under prior federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus". The Company has approximately $15.8 million of untaxed "Policyholders' Surplus" on which no payment of federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. The Clinton administration is proposing to tax, as part of its 2001 budget initiative, the "Policyholders' Surplus" over a five-year period. No related deferred tax liability has been recognized for the potential tax which would approximate $5.5 million under current proposed rates.

Federal income taxes paid in 1999 and 1998 were $52 million and $70 million, respectively. Federal income taxes paid in the eight month period ended December 31, 1997 were $47 million.

7. Retirement Benefit Plans

Pensions

The Company's employees participate in JPCorp's defined benefit pension plans covering substantially all employees. The plans are noncontributory and are funded through group annuity contracts issued by Jefferson-Pilot Life Insurance Company, an affiliate. The assets of the plan are those of the related contracts, and are primarily held in the separate accounts of Jefferson-Pilot Life Insurance Company. The plans provide benefits based on annual compensation and years of service. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by JPCorp. Pension expense for all years presented was not significant.

Other Postretirement Benefits

The Company provides certain other postretirement benefits, principally health care and life insurance, to retired employees and their beneficiaries and covered dependents. The Company contributes to a welfare benefit trust from which future benefits will be paid. The Company accrues the cost of providing postretirement benefits other than pensions during the employees' active service period. Plan expense for all years presented was not significant.

Defined Contribution Plans

Defined contribution retirement plans cover most employees and full time agents. The Company matches a portion of participant contributions and makes profit sharing contributions to a fund that acquires and holds shares of JPCorp's common stock. Most plan assets are invested under a group variable annuity contract issued by Jefferson-Pilot Life Insurance Company. Plan expense for all years presented was not significant.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

8.  Commitments and Contingent Liabilities

The Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from three to five years. Neither annual rent nor future rental commitments are significant.

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt securities for its investment portfolio in private placement transactions. The fair value of outstanding commitments to fund mortgage loans and to acquire debt securities in private placement transactions, which are not reflected in the consolidated balance sheet, approximates $4.5 million as of December 31, 1999.

The Company is a defendant in a proposed class action suit. The suit alleges deceptive practices, fraudulent and negligent misrepresentation and breach of contract in the sale of certain life insurance policies using policy illustrations which plaintiffs claim were misleading. Unspecified compensatory and punitive damages, costs and equitable relief are sought in the case. While management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome in the case, management believes that it has made appropriate disclosures to policyholders as a matter of practice, and intends to vigorously defend its position.

In the normal course of business, the Company and its subsidiaries are parties to various lawsuits. Because of the considerable uncertainties that exist, the Company cannot predict the outcome of pending or future litigation. However, management believes that the resolution of pending legal proceedings will not have a material adverse effect on the Company's financial position or liquidity, although it could have a material adverse effect on the results of operations for a specific period.

9. Reinsurance

The Company attempts to reduce its exposure to significant individual claims by reinsuring portions of certain life insurance contracts written. The maximum amount of individual life insurance retained on any one life, including accidental death benefits, is $1.5 million.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

9. Reinsurance (continued)

The effect of reinsurance in the consolidated statements of income for the year ended December 31, 1999 was as follows (in thousands):

                                                                              Eight months ended
                                                Year ended December 31,          December 31,
                                                 1999              1998              1997
                                          -------------------------------------------------------
Direct premiums and other considerations         $561,978         $557,495           $370,897
Less premiums and other
   considerations ceded                           118,336          140,998             43,588
Plus premiums and other
   considerations assumed                             903           30,891              1,204
                                          -------------------------------------------------------
Net premiums and other
   considerations                                $444,545         $447,388           $328,513
                                          =======================================================

Policy benefits and claims ceded                 $232,886         $263,789           $ 89,643
                                          =======================================================

Reinsurance contracts do not relieve the Company from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No significant credit losses resulted from the Company's reinsurance activities during any period presented.

The Company reinsured 100% of the Periodic Payment Annuities (PPA), COLI and Affiliated credit insurance business written prior to the AHL acquisition by JPCorp in 1995 with affiliates of Household International, Inc. on a coinsurance basis. Balances are settled monthly, and the Company is compensated by the reinsurers for administrative services related to the reinsured business. The amounts due from reinsurers in the consolidated balance sheets include $1,080 million and $1,057 million due from the Household affiliates at December 31, 1999 and 1998.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

9. Reinsurance (continued)

Assets related to the reinsured PPA and COLI business have been placed in irrevocable trusts formed to hold the assets for the benefit of the Company and are subject to investment guidelines which identify (1) the types and standards of securities in which new investments are permitted, (2) prohibited new investments, (3) individual credit exposure limits and (4) portfolio characteristics. Household has unconditionally and irrevocably guaranteed, as primary obligor, full payment and performance by its affiliated reinsurers. The Company has the right to terminate the PPA and COLI reinsurance agreements by recapture of the related assets and liabilities if Household does not take a required action under the guarantee agreements within 90 days of a triggering event. The Company has the option to terminate the PPA and COLI reinsurance agreements on the seventh anniversary of the acquisition, by recapturing the related assets and liabilities at an agreed-upon price or their then current fair values as independently determined.

As of December 31, 1999 and 1998, the Company had a reinsurance recoverable of $87 million and $95 million, respectively, from a another reinsurer, pursuant to a 50% coinsurance agreement. The Company and the reinsurer are joint and equal owners in $191 million of securities and short-term investments as of December 31, 1999 and 1998, respectively, 50% of which is included in investments in the accompanying consolidated balance sheets.

10. Statutory Financial Information

The Company prepares financial statements on the basis of statutory accounting practices (SAP) prescribed or permitted by the Nebraska Department of Insurance. Prescribed SAP include a variety of publications of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompass all accounting practices not so prescribed. The impact of permitted accounting practices on statutory capital and surplus is not significant for the Company.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

10. Statutory Financial Information (continued)

The principal differences between SAP and generally accepted accounting principles (GAAP) as they relate to the financial statements of the Company are
(1) policy acquisition costs are expensed as incurred under SAP, whereas they are deferred and amortized under GAAP, (2) amounts collected from holders of universal life-type and investment products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, (3) the classification and carrying amounts of investments in certain securities are different under SAP than under GAAP, (4) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, are different under SAP than under GAAP, (5) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, are different under SAP than under GAAP, (6) no provision is made for deferred income taxes under SAP, and (7) certain assets are not admitted for purposes of determining surplus under SAP.

Reported capital and surplus on a statutory basis (including GLIC at December 31, 1999 only) at December 31, 1999 and 1998 was $874 million and $651 million. Reported statutory net income (excluding GLIC) for the years ended December 31, 1999 and 1998 was $198 million and $191 million, respectively, and for the eight months ended December 31, 1997 was $95 million.

Prior to the acquisition of GLIC by JPCorp, GLIC converted from a mutual form to a stock life company. In connection with that conversion, GLIC agreed to segregate certain assets to provide for dividends on participating policies using dividend scales in effect at the time of the conversion, providing that the experience underlying such scales continued. The assets, including the revenue therefrom, allocated to the participating policies will accrue solely to the benefit of those policies. At December 31, 1999, the assets and liabilities relating to these participating policies amounted to $332 million and $371 million. The excess of liabilities over the assets represents the total estimated future earnings expected to emerge from these participating policies.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

10. Statutory Financial Information (continued)

The amount of GAAP equity in excess of statutory surplus is unavailable for distribution. In addition, various state insurance laws restrict the Company and its insurance subsidiaries as to the amount of dividends from statutory surplus they may pay without the prior approval of regulatory authorities. The restrictions generally are based on net gains from operations and on certain levels of surplus as determined in accordance with statutory accounting practices. Dividends in excess of such thresholds are considered "extraordinary" and require prior regulatory approval.

Risk-Based Capital ("RBC") requirements promulgated by the NAIC require life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, insurance risk, interest rate risk and general business risk. As of December 31, 1999, JPFIC, AHL, and GLIC each had adjusted capital and surplus that exceeded authorized control level RBC.

The NAIC Codification of Statutory Accounting Principles (Codification) has been completed. The purpose of Codification is to create uniformity in statutory financial reporting across states. Codification must be adopted by individual states before it will have any bearing on the statutory reporting requirements of their domiciliary companies. The NAIC is encouraging the states to adopt Codification as soon as possible, with an implementation date of January 1, 2001. The Company does not expect implementation to have a material impact on its statutory surplus; however, implementation is expected to result in a net reduction of statutory surplus and RBC throughout the insurance industry.

11.  Transactions with Affiliated Companies

The Company has entered into service agreements with JPCorp and other subsidiaries of JPCorp for personnel and facilities usage, general management services and investment management services. The Company expensed $75.7 million, $83.3 million, and $73.8 million in 1999, 1998, and the eight months ended December 31, 1997 for general management and investment services provided by Jefferson-Pilot Life Insurance Company, another wholly-owned subsidiary of JPCorp of which $55.9 million and $60.7 million remained payable as of December 31, 1999 and 1998, respectively. The remainder of the payable to affiliates at year end was due to other affiliates.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

12. Fair Values of Financial Instruments

Fair values of financial instruments are based on quoted market prices where available. Fair values of financial instruments for which quoted market prices are not available are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and the estimates of future cash flows. Certain financial instruments, particularly insurance contracts, are excluded from fair value disclosure requirements.

The methods and assumptions used to estimate the fair value of financial instruments are as follows:

     o Fair values of debt securities with active markets are based on quoted market prices. For debt securities that trade in less active markets, fair values are obtained from independent pricing services. Fair values of debt securities are principally a function of current interest rates.

     o    Fair values of equity securities are based on quoted market prices.

     o The carrying value of cash and cash equivalents approximates fair value due to the short maturities of these assets.

     o Fair values of policy loans and mortgage loans are estimated using discounted cash flow analyses.

     o Fair values of separate account assets and liabilities are reflected in the consolidated balance sheets.

     o Annuity contracts do not generally have defined maturities. Therefore, fair values of the liabilities under annuity contracts, the carrying amounts of which are included with policyholder contract deposits in the consolidated balance sheets, are estimated to equal the cash surrender values of the contracts.

     o Fair value of the Company's redeemable preferred stock approximates its stated amount because its dividend rate is adjustable.

     o Fair values of securities sold under repurchase agreements approximate carrying values, which include accrued interest.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

12. Fair Values of Financial Instruments (continued)

The carrying value and fair value of financial instruments were as follows (in thousands):

                                                                       Year ended December 31,
                                                                1999                            1998
                                                  -----------------------------------------------------------------
                                                      Carrying          Fair          Carrying          Fair
                                                       Value           Value           Value           Value
                                                  -----------------------------------------------------------------
Financial Assets
Debt securities available-for-sale                     $7,827,862      $7,827,862      $7,295,526      $7,295,526
Interest rate swaps available-for-sale                       (369)           (369)         10,221          10,221
Debt securities held-to-maturity                        1,798,897       1,763,127       1,797,798       1,860,736
Interest rate swaps held-to-maturity                            -            (237)              -           1,333
Equity securities available-for-sale                       55,023          55,023          23,631          23,631
Cash and cash equivalents                                 156,672         156,672          14,663          14,663
Policy loans                                              654,431         714,121       1,194,703       1,238,437
Mortgage loans on real estate                           1,120,310       1,064,177         772,304         814,707

Financial Liabilities
Annuity contracts in accumulation phase                 2,969,170       2,904,528       3,275,463       3,184,119
Redeemable preferred stock                                      -               -           3,000           3,000
Securities sold under repurchase agreements               302,358         302,358         150,372         150,372

Securities sold under repurchase agreements with a single counterparty, Credit Suisse First Boston Corporation, totaled $149 million at December 31, 1999, and had maturity dates ranging from January to March, 2000.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

13. Other Comprehensive Income

Comprehensive income and its components are displayed in the accompanying statements of stockholder's equity. Currently, the only element of other comprehensive income applicable to the Company is changes in unrealized gains and losses on securities classified as available-for-sale, which are displayed in the following table, along with related tax effects. See Note 3 for further detail of changes in unrealized gains on securities available-for-sale (in thousands):

                                                                                                    Eight months
                                                                                                       ended
                                                                                                    December 31,
                                                                  Year ended December 31,              1997
                                                             ------------------------------------------------------
                                                                   1999             1998
                                                             ------------------------------------------------------

Unrealized holding (losses) gains arising during
   period, before taxes                                             $(322,415)        $ 33,758        $204,071
Income taxes                                                          112,845          (11,815)        (71,425)
                                                             ------------------------------------------------------
Unrealized holding (losses) gains arising during
   period, net of taxes                                              (209,570)          21,943         132,646

Less reclassification adjustment:
  (Losses) gains realized in net income, before taxes                  (3,384)           8,213           5,916
  Income taxes                                                          1,184           (2,875)         (2,071)
                                                             ------------------------------------------------------
  Reclassification adjustment for (losses) gains
   realized in net income                                              (2,200)           5,338           3,845
                                                             ------------------------------------------------------
Other comprehensive income - net unrealized (losses) gains          $(207,370)        $ 16,605        $128,801
                                                             ======================================================

14. Impact of Year 2000 (Unaudited)

The Company's administrative and financial reporting systems are shared among numerous insurance affiliates within the consolidated Jefferson-Pilot Corporation group. In prior years, JPCorp discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, JPCorp completed its remediation and testing of systems. As a result of those planning and implementation efforts, JPCorp experienced no significant disruptions in critical information technology systems and believes those systems successfully responded to the Year 2000 date change. JPCorp expensed approximately $20.6 million to date in connection with remediating its systems. JPCorp is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. JPCorp will continue to monitor its critical computer applications and those of its vendors throughout the Year 2000 to ensure that any latent Year 2000 matters that arise are addressed promptly.

                  Jefferson Pilot Financial Insurance Company
        Unaudited Pro Forma Condensed Consolidated Statements of Income
                                  Introduction

On December 30, 1999, Jefferson-Pilot Corporation, the parent company of Jefferson Pilot Financial Insurance Company (JPFIC) acquired Guarantee Life Insurance Company (GLIC) through the acquisition of GLIC's parent. The acquisition was accounted for using the purchase method. Accordingly, no results of operations for GLIC for 1999 or before are included in the audited JPFIC financial statements included in this document. The following pro forma condensed consolidated statements of income have been prepared assuming the acquisition of GLIC had taken place on January 1, 1999.

The total purchase price paid for GLIC was $426 million, including debt assumed of GLIC's parent. Preliminary estimates of the allocation of the purchase price to GLIC's tangible and intangible assets and liabilities resulted in $81 million of cost in excess of net assets acquired and $206 million of value of business acquired.

The pro forma adjustments include adjustments for financing costs of GLIC, investment differences and the changes resulting from the intangibles relating from purchase accounting adjustments. The parent company does not allocate interest costs to the operating subsidiaries, and therefore, no adjustments for the interest cost associated with the acquisition are reflected in these statements. There are also no adjustments relating to expected savings in expenses from either personnel or efficiencies of operations shown in these pro forma statements.

                   Jefferson Pilot Financial Insurance Company
         Unaudited Pro Forma Condensed Consolidated Statements of Income
                          Year Ended December 31, 1999
                             (Dollars in thousands)

REVENUE:                                                         JPFIC            GLIC           Adjustments          Pro Forma
                                                             -------------   --------------  --------------------  ----------------
 Premium and other considerations                               $ 444,545         $393,439       $ (12,092) (5)         $  825,892
 Net investment income                                            726,928           85,258             776  (1)            812,962
 Realized investment gains (losses)                                (4,333)            (381)                                 (4,714)
 Other income                                                       2,372           29,102                                  31,474
                                                             -------------   --------------  --------------        ----------------
                                                                1,169,512          507,418         (11,316)              1,665,614
BENEFITS AND EXPENSES:
 Policy benefits                                                  649,388          316,713         (10,020) (5)            956,081
 Commissions and operating expenses,
  net of deferrals                                                 82,505          108,649          (7,518) (1)
                                                                                                       298  (4)            183,934
 Amortization of intangibles                                      118,368           79,677         (79,677) (2)
                                                                                                    68,381  (3)
                                                                                                    11,954  (3)
                                                                                                     2,314  (3)            201,017
                                                             -------------   --------------  --------------        ----------------
                                                                  850,261          505,039         (14,268)              1,341,032

Income before income taxes                                        319,251            2,379           2,952                 324,582
Provision for income taxes                                        114,770              833           1,843  (6)            117,446
                                                             -------------   --------------  --------------        ----------------

Net income                                                      $ 204,481         $  1,546       $   1,109              $  207,136
                                                             =============   ==============  ==============        ================


    See notes to Unaudited Pro Forma Condensed Consolidated Statements of Income

                   Jefferson Pilot Financial Insurance Company
    Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income
                          Year Ended December 31, 1999
                             (Dollars in thousands)


Background Information:

No pro forma balance sheet information is provided as the December 31, 1999 balance sheet is presented with the purchase accounting adjustments already made.


Note 1 - Adjustment to increase investment income and reduce GLIC interest expense

          Increase in investment income from amortization of market value
              adjustment of invested assets                                                                      776
          Decrease in interest expense of GLIC due to pay off of debt (reflected as operating expense)         7,518
                                                                                                        -------------
                                                                                                               8,294

Note 2 - Adjustment to reduce historical amortization of intangible assets

          Decrease in amortization of deferred acquisition costs                                              79,677

Note 3 - Adjustments to record amortization of purchase accounting adjustments to intangible assets

          Amortization of deferred acquisition costs associated with costs deferred
              subsequent to January 1, 1999                                                                  (68,381)
          Amortization of the value of business acquired over the related
              contract periods                                                                               (11,954)
          Amortization of the cost in excess of net assets acquired
              over a 35 year period                                                                           (2,314)
                                                                                                    -----------------
                                                                                                             (82,649)

Note 4 - Adjustment to record additional depreciation expense on purchase accounting adjustments

          Depreciation expense on properties                                                                    (298)

Note 5 - Adjustment to remove the impact of AGL Life Assurance Company (AGL) from 1999 operating results, as GLIC sold AGL prior to Jefferson-Pilot
         Corporation's acquisition of GLIC

          Decrease in revenue ( reflected as premiums and other considerations)                              (12,092)
          Decrease in expenses ( reflected as policy benefits)                                                10,020
                                                                                                    -----------------
                                                                                                              (2,072)

Note 6 - Pro forma income tax effect of the foregoing adjustments based on the statutory tax rate of 35%, except that the amortization of cost in excess of net assets acquired is not tax effected

          Federal income tax expense                                                                           1,843

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of The Guarantee Life Companies Inc.:

      We have audited the accompanying consolidated balance sheets of The Guarantee Life Companies Inc. and subsidiaries (Guarantee Life) as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of Guarantee Life's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Guarantee Life Companies Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.


                                /s/ KPMG LLP

Omaha, Nebraska
June 16, 2000

               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                 (in thousands)
--------------------------------------------------------------------------------

                                                                                              December 31,
                                                                                       --------------------------
                                                                                           1999           1998
                                                                                       -----------    -----------
                                                      Assets
                                                      ------
Invested assets:
      Fixed maturities:
         Available-for-sale, at fair value  (amortized cost: $870,415 and $865,597)    $   830,823    $   888,363
         Held-to-maturity, at amortized cost  (fair value: $123,219 and $158,341)          129,011        147,180
                                                                                       -----------    -----------
                                                                                           959,834      1,035,543
      Equity securities, at fair value  (cost: $25,154 and $20,643)                         24,885         23,835
      Mortgage loans, net                                                                  113,010        103,736
      Policy loans                                                                          32,527         31,767
      Investment real estate, net                                                            3,162          3,211
      Other invested assets, net                                                            14,236         54,970
      Closed Block invested assets                                                         289,795        314,108
                                                                                       -----------    -----------
Total invested assets                                                                    1,437,449      1,567,170
Cash and cash equivalents                                                                   48,190         23,794
Accrued investment income                                                                   16,571         13,900
Ceded reinsurance recoverables                                                              89,321         95,511
Accounts receivable, net                                                                    28,019         19,641
Deferred policy acquisition costs, net                                                     155,610        144,844
Property, plant and equipment, net                                                          18,723         19,929
Other assets                                                                                12,160         12,607
Closed Block other assets                                                                    8,395         16,224
Separate account assets                                                                         --         78,629
                                                                                       -----------    -----------
Total assets                                                                           $ 1,814,438    $ 1,992,249
                                                                                       ===========    ===========

                                       Liabilities and Shareholders' Equity
                                       ------------------------------------
Future policy benefits:
      Life                                                                             $    97,835    $    97,433
      Accident and health                                                                   96,154         80,700
Policyholder account balances:
      Universal life contracts                                                             461,984        445,986
      Annuity contracts                                                                    324,255        349,834
Policy and contract claims                                                                  74,805         68,701
Other policyholder funds                                                                    51,475         43,751
Unearned premium revenue                                                                    12,847         13,149
Notes payable                                                                                   --        112,500
Intercompany borrowing                                                                      91,250             --
Other liabilities                                                                           17,898         63,516
Closed Block liabilities                                                                   381,373        386,933
Discontinued operations                                                                     21,620         21,075
Separate account liabilities                                                                    --         78,629
                                                                                       -----------    -----------
Total liabilities                                                                        1,631,496      1,762,207
Shareholders' equity:
      Common stock $0.01 par value; 30,000,000 shares authorized, 10,315,785
         shares issued at December 31, 1999 and 1998                                           103            103
      Additional paid-in capital                                                           200,440        201,255
      Retained earnings                                                                     33,238         33,962
      Treasury stock, at cost (978,274 and 1,087,124 shares at December 31, 1999
         and 1998, respectively)                                                           (22,695)       (25,054)
      Accumulated other comprehensive income, net                                          (28,144)        19,776
                                                                                       -----------    -----------
Total shareholders' equity                                                                 182,942        230,042
Commitments and contingencies                                                                   --             --
                                                                                       -----------    -----------
Total liabilities and shareholders' equity                                             $ 1,814,438    $ 1,992,249
                                                                                       ===========    ===========

See accompanying notes to consolidated financial statements.

               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
                                 (in thousands)

                                                              Years Ended December 31,
                                                        -----------------------------------
                                                           1999         1998         1997
                                                        ---------    ---------    ---------
Revenues:
Insurance premiums and policyholder assessments:
      Life                                              $ 123,118    $ 116,811    $  76,260
      Accident and health                                 296,206      246,056      179,700
      Policyholder assessments                             46,329       37,020       30,476
      Reinsurance premiums                                (72,214)     (77,881)     (55,508)
                                                        ---------    ---------    ---------
                                                          393,439      322,006      230,928
Investment income, net                                     85,258       74,651       58,449
Realized investment gains                                    (381)       1,978        1,270
Ceding commissions and other income                        25,970       22,124       15,558
Contribution from Closed Block                              3,132        4,723        4,071
                                                        ---------    ---------    ---------
Total revenues                                            507,418      425,482      310,276

Policyholder benefits:
Benefits:
      Life                                                 56,925       96,046       62,749
      Accident and health                                 278,397      184,691      113,335
      Reinsurance recoveries                              (60,717)     (67,082)     (35,752)
                                                        ---------    ---------    ---------
                                                          274,605      213,655      140,332
Interest credited to policyholder account balances:
      Annuity contracts                                    14,473       16,059       10,624
      Universal contracts                                  27,635       20,353       15,028
                                                        ---------    ---------    ---------
Total policyholder benefits                               316,713      250,067      165,984

Expenses:
Policy acquisition costs                                   79,677       77,964       57,364
Other insurance operating expenses                        108,649       83,055       61,191
                                                        ---------    ---------    ---------
Total expenses                                            188,326      161,019      118,555
Income from continuing operations before income taxes       2,379       14,396       25,737
Income tax expense                                            833        5,039        9,098
                                                        ---------    ---------    ---------
Net income from continuing operations                       1,546        9,357       16,639
Net income (loss) from discontinued operations                374         (328)        (195)
                                                        ---------    ---------    ---------
Net income                                              $   1,920    $   9,029    $  16,444
                                                        =========    =========    =========

See accompanying notes to consolidated financial statements.

               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
--------------------------------------------------------------------------------
                                 (in thousands)

                                                                          Years Ended December 31,
                                                                      -------------------------------
                                                                        1999        1998       1997
                                                                      --------    --------   --------
Net income                                                            $  1,920    $  9,029   $ 16,444
Other comprehensive income, net of tax:
  Unrealized appreciation (depreciation) of invested assets            (48,640)      4,773      7,843
  Less reclassification adjustment for gains included in net income        720       1,978      1,270
                                                                      --------    --------   --------
                                                                       (47,920)      6,751      9,113
                                                                      --------    --------   --------
Comprehensive income (loss)                                           $(46,000)   $ 15,780   $ 25,557
                                                                      ========    ========   ========

               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                        (in thousands except share data)

                                                                                     Years Ended December 31,
                                                                               -----------------------------------
                                                                                  1999         1998         1997
                                                                               ---------    ---------    ---------
Common stock, beginning of year                                                $     103    $      99    $      99
Issuance of common stock, 371,402 shares                                              --            4           --
                                                                               ---------    ---------    ---------
Common stock, end of year                                                            103          103           99
                                                                               ---------    ---------    ---------

Additional paid in capital, beginning of year                                    201,255      191,123      191,226
Issuance of common stock                                                            (815)       9,996           --
Options exercised and stock awards granted                                            --          136         (103)
                                                                               ---------    ---------    ---------
Additional paid in-capital, end of year                                          200,440      201,255      191,123
                                                                               ---------    ---------    ---------

Retained earnings, beginning of year                                              33,962       27,463       13,435
Net income                                                                         1,920        9,029       16,444
Shareholder dividends declared ($0.28/share in 1999
and 1998, $0.26/share in 1997)                                                    (2,644)      (2,530)      (2,416)
                                                                               ---------    ---------    ---------
Retained earnings, end of year                                                    33,238       33,962       27,463
                                                                               ---------    ---------    ---------

Treasury stock, beginning of year                                                (25,054)     (22,512)          --
Purchases of treasury stock (None in 1999, 119,722 shares
      in 1998, 1,069,011 shares in 1997)                                              --       (3,150)     (23,603)
      Options exercised (106,862 shares in 1999; 42,730 shares in 1998,
      1,496 shares in 1997) and stock awards granted, (2,017 shares in 1999,
      7,392 shares in 1998, 49,991 shares in 1997)                                 2,359          608        1,091
                                                                               ---------    ---------    ---------
Treasury stock, end of year                                                      (22,695)     (25,054)     (22,512)
                                                                               ---------    ---------    ---------

Accumulated other comprehensive income:
Beginning of year                                                                 19,776       13,025        3,912
Unrealized appreciation (depreciation) of invested assets                        (47,920)       6,751        9,113
                                                                               ---------    ---------    ---------
End of year                                                                      (28,144)      19,776       13,025
                                                                               ---------    ---------    ---------
Total shareholders' equity                                                     $ 182,942    $ 230,042    $ 209,198
                                                                               =========    =========    =========

See accompanying notes to consolidated financial statements.

               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (in thousands)
--------------------------------------------------------------------------------

                                                                       Years Ended December 31,
                                                                 -----------------------------------
                                                                    1999         1998         1997
                                                                 ---------    ---------    ---------
Cash flows from operating activities:
Net income from continuing operations                            $   1,546    $   9,357    $  16,639
Adjustments to reconcile net income from continuing
      operations to net cash provided by continuing operating
      activities:
         Policyholder assessments                                  (46,329)     (37,020)     (30,476)
         Interest credited to policyholder account balances         42,108       36,412       25,652
         Realized investment (gains) losses                            381       (1,978)      (1,270)
         Change in: (net of amounts acquired)
             Ceded reinsurance recoverables                          3,720      (12,358)      (2,918)
             Deferred policy acquisition costs                     (10,766)       1,907        4,799
             Liabilities for future policy benefits                 15,856       13,695       13,745
             Policy and contract claims                              6,104       13,863       (6,586)
             Other liabilities                                      (7,337)       4,908        6,492
             Deferred income taxes                                 (29,245)       3,077       (2,996)
             Closed Block assets and liabilities, net                2,269       (2,475)      (2,377)
         Other, net                                                 (5,614)      10,902       10,200
                                                                 ---------    ---------    ---------
Net cash provided by continuing operating activities               (27,307)      40,290       30,904
Net cash provided (used) by discontinued operations                    919         (251)     (11,560)
                                                                 ---------    ---------    ---------
Net cash provided (used) by operating activities                   (26,388)      40,039       19,344
                                                                 ---------    ---------    ---------
Cash flows from investing activities:
Purchase of fixed maturities                                      (224,406)    (329,247)    (226,294)
Proceeds from sale of fixed maturities:
      Available-for-sale                                           204,272      358,102      144,607
Maturities, calls and principal reductions of fixed maturities      51,758       29,392       82,751
Purchases of equity securities and short-term investments           (3,514)     (32,924)      (3,121)
Purchase of mortgage loans                                         (18,415)     (25,900)     (27,670)
Proceeds from repayment of mortgage loans                            9,138        7,806       11,431
Acquisitions, net of cash acquired                                      --      (90,863)     (30,913)
Dispositions, net of cash surrendered                                3,900           --           --
Change in Closed Block invested assets, net                         24,313       (4,331)      (4,206)
Other, net                                                          30,633       (3,848)       1,127
                                                                 ---------    ---------    ---------
Net cash used by investing activities                               77,679      (91,813)     (52,288)
                                                                 ---------    ---------    ---------
Cash flows from financing activities:
Deposits to policyholder account balances                           77,967       76,715       77,153
Withdrawals from policyholder account balances                     (83,327)     (77,183)     (52,752)
Purchase of treasury stock                                              --       (3,150)     (23,603)
Options exercised                                                    2,359          608        1,091
Proceeds from issuance of long term debt                                --       90,000       40,000
Principal payments on debt obligations                             (21,250)     (17,500)          --
Shareholder dividends                                               (2,644)      (2,530)      (2,416)
                                                                 ---------    ---------    ---------
Net cash provided (used) by financing activities                   (26,895)      66,960       39,473
                                                                 ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents                24,396       15,186        6,529
Cash and cash equivalents at beginning of year                   $  23,794    $   8,608    $   2,079
                                                                 ---------    ---------    ---------
Cash and cash equivalents at end of year                         $  48,190    $  23,794    $   8,608
                                                                 =========    =========    =========

See accompanying notes to consolidated financial statements.

               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
--------------------------------------------------------------------------------

(1)   Summary of Significant Accounting Policies

(a) Organization and Principles of Consolidation

      At December 31, 1999 the consolidated financial statements include The Guarantee Life Companies Inc. (Holding Company) and its direct and indirect wholly owned subsidiaries, all of which are collectively referred to hereinafter as "Guarantee Life". Guarantee Life Insurance Company (Guarantee Life Insurance) is an insurance subsidiary domiciled in Nebraska.

      On December 30, 1999, Jefferson Pilot Corporation (A North
Carolina-domiciled insurance holding company) acquired 100% of the outstanding common stock of the Holding Company.

      These financial statements have been prepared on an historical GAAP basis of accounting which reflects the cost of the assets acquired and owned by Guarantee Life. These financial statements do not reflect the adjustments necessary to record the purchase of Guarantee Life by Jefferson Pilot Corporation on the December 31, 1999 consolidated balance sheet.

      Until October 31, 1999, PFG, Inc.'s wholly owned subsidiaries included AGL Life Assurance Company (AGL) and "Philadelphia Financial Group" which consists of Philadelphia Financial Group, Inc., PFG Distribution Company, Philadelphia Financial Group Agency of Ohio, Inc., PFG Insurance Agency of Texas, Inc., and Philadelphia Financial Insurance Agency of Massachusetts, Inc., which were owned by Guarantee Life.

      On October 31, 1999, the common stock of AGL and the other minor subsidiaries of PFG, Inc. was sold to a group of unrelated investors. Concurrent with the spin-off transaction, Guarantee Life Insurance assumed, through a coinsurance agreement and an assumption reinsurance agreement, 100% of the policies of AGL, excluding the variable life and annuities. As part of this transaction the company sold the separate accounts business with assets and liabilities for $109.4 million recording proceeds of $3.9 million. No gain or loss resulted on the sale.

      The unaudited pro forma consolidated results of operations, which assume that AGL had been sold as of January 1, 1999 is as follows:

                                                         For the Year Ended
                                                          December 31, 1999
                                                         ------------------
                                                            (in millions)
            Total Revenue                                     $  495.7
            Net Income from Continuing Operations             $    0.2
            Net Income                                        $    0.5

      Effective May 31, 1998, Guarantee Life acquired the Westfield Life Insurance Company from Ohio Farmers Insurance Company for $100.0 million, consisting of $90.0 million in cash and 371,402 restricted shares of Guarantee Life common stock valued at $10.0 million. In addition, approximately $2.0 million of expenses were capitalized as part of this transaction. Guarantee Life acquired $396.9 million in assets and assumed $294.5 million in liabilities in this transaction. The acquisition has been accounted for as a purchase and, accordingly, the acquired assets and liabilities have been recorded at their estimated fair value at the date of acquisition. No goodwill was recorded in this transaction. The results of operations, since the date of acquisition, have been included in the accompanying consolidated financial statements.

      The unaudited pro forma consolidated results of operations, which assume that PFG and Westfield had been acquired as of January 1, 1997 are as follows:

                                                     For the Years Ended
                                                         December 31,
                                                   -----------------------
                                                        (in millions)
                                                     1998            1997
                                                   -------         -------
      Total Revenue                                $ 450.0         $ 389.2
      Net Income from Continuing Operations        $  12.1         $  14.2
      Net Income                                   $  11.7         $  14.0

      Pro forma presented herein related to acquisition and disposal data does not purport to be indicative of the results that would have been obtained had this acquisition occurred at the beginning of the periods presented and is not intended to be indicative of future results.

      All significant intercompany transactions have been eliminated in consolidation.

(b) Investments in Fixed Maturities and Equity Securities

      Categorization of fixed maturities and equity securities
      Fixed maturity and equity securities are carried at fair value unless Guarantee Life demonstrates that it has the positive intent and ability to hold these investments to maturity. Fixed maturity and equity securities must be classified into one of three categories: 1) held-to-maturity, 2) available-for-sale, or 3) trading securities.

      Management determines the appropriate classification of fixed maturities and equity securities at the time of purchase and reevaluates such designation at each balance sheet date. When changes in condition cause a fixed maturity investment to be transferred to a different category, the security is transferred to the new category at its fair value at the date of transfer. In 1999 and 1998 there were no such transfers. In 1997, Guarantee Life transferred one security with an amortized cost of $0.5 million from the held-to-maturity category due to deterioration in the issuers' credit quality. The credit was sold during 1997 realizing a loss of $80,000.

      Available-for-sale fixed maturities and equity securities Available-for-sale fixed maturities and equity securities (common and nonredeemable preferred stocks) are carried at fair value. After adjusting related balance sheet accounts as if the unrealized gains had been realized, the net adjustment is recorded within other accumulated comprehensive income on securities within shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and this decline is considered to be other than temporary, the security is reduced to its net realizable value, and the reduction is recorded as a realized loss.

      Held-to-maturity fixed maturities
      Fixed maturities for which Guarantee Life has both the ability and the intent to hold to maturity are stated at amortized cost adjusted for other than temporary fair value decline. Amortized cost reflects actual cost adjusted for amortization of premium and accretion of discount.

      Mortgage Loans
      Mortgage loans on real estate are stated at unpaid principal balance, net of unamortized discounts and valuation allowances. The valuation allowances on mortgage loans are based on losses expected by management to be realized on transfers of mortgage loans to real estate, on the disposition or settlement of mortgage loans and on mortgage loans which management believes may not be collectible in full.

      Policy loans, investment real estate and other invested assets
      Policy loans are carried at unpaid balances. Investment real estate is generally stated at depreciated cost, including development costs, less allowances for other than temporary decline in value. Investment real estate acquired in satisfaction of debt is valued at the lower of cost or estimated fair value at date of acquisition and is periodically revalued. Other invested assets are recorded at amortized cost less allowances.

      Investment income
      Bond premium and discounts are amortized into income using the scientific yield method over the term of the security. Premiums and discounts on mortgage-backed securities are amortized using the interest method over the expected life of each security. In addition, a pro rata portion of premiums and discounts is recognized when unscheduled principal payments are received and is included in net investment income. Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. Changes in fair values of available-for-sale fixed maturities and equity securities are reflected as a component of accumulated comprehensive income directly in shareholders' equity and, accordingly, have no effect on net income. Interest is recognized as earned on the accrual basis of accounting. Dividends are recognized on the ex-dividend date.

      Invested asset impairment and valuation allowances
      Invested assets are considered impaired when Guarantee Life determines that collection of all amounts due under the contractual terms is doubtful. Guarantee Life adjusts invested assets to their estimated net realizable value at the point at which it determines an impairment is other than temporary. Guarantee Life has also established valuation allowances for mortgage loans and other invested assets. Valuation allowances for other than temporary impairments in value are netted against the asset categories to which they apply, and additions to valuation allowances are included in total investment results.

      (c) Deferred Policy Acquisition Costs

      For limited payment and other traditional life insurance policies, certain commissions, expenses of the policy issue and underwriting departments and other variable expenses have been deferred. These deferred policy acquisition costs are being amortized in proportion to the ratio of the expected annual premium revenue to the expected total premium revenue. Expected premium revenue was estimated with the same assumptions used for computing liabilities for future policy benefits for these policies.

      For universal life and annuity type contracts, the deferred policy acquisitions costs are amortized over a period of not more than twenty years in relation to the present value of estimated gross profits arising from estimates of mortality, interest, expense and surrender experience. The estimates of expected gross profits are evaluated regularly and are revised if actual experience or other evidence indicates that revision is appropriate. Upon revision, total amortization recorded to date is adjusted by a charge or credit to current earnings. Deferred policy acquisition costs are adjusted for the impact on estimated gross profits of net unrealized gains and losses on securities.

      For short duration contracts, certain acquisition costs have been deferred and are amortized over the life of the related insurance policies. Deferred policy acquisition costs are reviewed for recoverability from future income, including investment income, and costs which are deemed unrecoverable are expensed in the period in which the determination is made. No such costs have been deemed unrecoverable during the three years in the period ending December 31, 1999.

      (d) Recognition of Insurance Premium Revenue and Related Expenses

      For limited payment contracts, net premiums are recorded as revenue, and the difference between the gross premium and the net premium is deferred and recognized in income in a constant relationship to insurance in force. For other traditional life policies, premiums are recognized when due, less allowances for estimated uncollectible balances.

      For universal life and annuity policies, contract charges for mortality, surrender and expense, other than front-end expense charges, are reported as income when charged to policyholder accounts. Expenses consist primarily of benefit payments in excess of policyholder account values and interest credited to policyholder accounts. Profits are recognized over the life of universal life type contracts through the amortization of deferred policy acquisition costs in relation to estimated gross profits from mortality, interest, surrender and expense.

      For accident and health policies, premium income is earned pro rata over the term of the contracts. Premiums received but not earned are recorded as liabilities.

      (e) Future Policy Benefits and Policyholder Account Balances

      For traditional life insurance policies, future policy benefits and dividend liabilities are computed using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on industry standards and Guarantee Life's historical experience, which, together with interest and expense assumptions, provide a margin for adverse deviation. Interest rate assumptions principally range from 2.5% to 4.5%. When the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses, unrecoverable deferred policy acquisition costs are written off and thereafter a premium deficiency reserve is established through a charge to earnings.

      Accident and health benefits for active lives are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest which provide a margin for adverse deviation. Benefit liabilities for disabled lives are calculated using the present value of benefits method and experience assumptions as to claim termination, expense and interest which also provide a margin for adverse deviation.

      Policyholders' account balances for universal life and annuity policies are equal to the policy account value before deduction of any surrender charges. The policy account value represents an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals. An additional liability is established for deferred front-end expense charges on universal life type policies. These expense charges are recognized in income as policyholder assessments using the same assumptions as are used to amortize deferred policy acquisition costs. Weighted average interest crediting rates for universal life policies were 5.61%, 5.77% and 5.68%; and for annuity policies, were 4.73%, 5.28% and 5.38% for 1999, 1998 and 1997, respectively.

      (f) Policy and Contract Claims

      Guarantee Life establishes a liability for unpaid claims based on estimates of the ultimate cost of claims incurred, which is comprised of aggregate case basis estimates and average claim costs for reported claims and estimates of incurred but unreported losses based on past experience. Guarantee Life's policy and contract claims liability includes a provision for both life and accident and health claims.

      The liability for unreported losses is established using various statistical and actuarial techniques reflecting historical patterns of development of paid and reported losses adjusted for current trends. The liability is continually reviewed and updated as new information becomes available. Resulting adjustments are reflected in income currently. Adjustments related to claims incurred in prior periods have not been material for all periods presented in the accompanying consolidated statements of income.

      Management believes the liabilities for unpaid claims are adequate to cover the ultimate liability; however, due to the underlying risks and the high degree of uncertainty associated with the determination of the liability for unpaid claims, the amounts which will ultimately be paid to settle these liabilities cannot be determined precisely and may vary from the estimated amount included in the consolidated balance sheets.

      (g) Property, Plant, and Equipment

      Property, plant, and equipment is presented at cost less accumulated depreciation. Expenditures resulting in significant betterment or improvement of the buildings are included in the cost of the building. Maintenance, repairs, and renewals of a minor nature are charged to operations as incurred. Guarantee Life uses the straight-line method of depreciation based upon the estimated useful lives of the buildings and improvements.

      (h) Guaranty Fund Assessments

      As a condition of doing business, states and jurisdictions in which Guarantee Life does business have adopted laws requiring membership in life and health insurance guaranty funds, which are organized to pay contractual obligations under insurance policies issued by insolvent and failed life and health insurers. Member companies are subject to assessments each year based on life, health, or annuity premiums collected in the state. In some states these assessments may be applied against premium taxes.

      In accordance with estimates provided by the National Organization of Life and Health Guaranty Associations, Guarantee Life has established a liability of $1.3 million in the accompanying consolidated financial statements for amounts due for actual and potential insurance company failures in the states where Guarantee Life writes business. Guarantee Life capitalizes the assessments which are deductible when they are paid and generally amortizes the payments over not more than five years. Guaranty fund assessments capitalized are reviewed quarterly to determine that the unamortized portion of such costs does not exceed recoverable amounts. At December 31, 1999 and 1998, Guarantee Life had $1.0 million and $1.5 million, respectively, of unamortized guaranty fund assessments which are included in other assets.

      (i) Pension and Other Post Retirement Benefits

      Guarantee Life has a defined benefit pension plan which covers substantially all of its employees. Current pension costs are funded at the maximum deductible amount allowed by the Internal Revenue Service (IRS). Periodic net pension expense is based on the cost of incremental benefits for employee service during the period, interest on the projected benefit obligation, actual return on plan assets and amortization of actuarial gains and losses. In addition to providing pension benefits, Guarantee Life provides life insurance benefits to retired employees. Substantially all of Guarantee Life's employees may become eligible for the life benefits. Guarantee Life recognizes the cost of these post retirement benefits as they are earned by the employees and accrues for the expected cost of providing those benefits to employees and their beneficiaries during the years the employees render service.

      (j) Federal Income Taxes

      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      (k) Fair Value of Financial Instruments

      Fair values for all fixed securities are determined by independent valuation procedures. The fair values for mortgage loans and policy loans are estimated using discounted cash flow analyses and using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Prepayments are assumed to occur at the same rate as in previous periods when interest rates were at levels similar to current levels. The fair value of investment real estate is based on market values for comparable local real estate. The fair values of Guarantee Life's other invested assets are based on current market prices and discounted expected future cash flows for related investments.

      Fair values for Guarantee Life's liabilities under investment type reinsurance contracts (those contracts without significant mortality risks) are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. The intangible value of long-term relationships with policyholders is not taken into account in estimating fair values disclosed. Fair values for Guarantee Life's insurance contracts other than investment type contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in Guarantee Life's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

      (l) Separate Accounts

      Separate account assets, carried at market value, and liabilities represent variable annuity and universal life contract funds invested primarily in equity securities. The investment income, gains and losses of these accounts accrue directly to the policyholders and are not included in the operations of Guarantee Life.

      (m) Cash Equivalents

      For purposes of the consolidated statements of cash flows, Guarantee Life considers cash equivalents to be all highly liquid debt instruments with original maturities of three months or less when purchased. The carrying amounts reported in the consolidated balance sheets for these instruments approximates their fair value.

      (n) Earnings Per Share

      Earnings per share data has not been presented because Guarantee Life ceased being a public company on December 30, 1999.

      (o) Comprehensive Income

      The Company classifies items of other comprehensive income by their nature and displays the accumulated balance of other comprehensive income separately from retained deficit and additional paid-in capital in the equity section of the consolidated balance sheets.

      (p) Discontinued Operations

      In 1994, Guarantee Life decided to withdraw from the alternate workers' compensation benefit program segment. The operations of this segment have been reflected on a net basis and classified as discontinued operations in the accompanying consolidated financial statements. See also note 15.

      (q) Risks and Uncertainties

      Certain risks and uncertainties are inherent to the Company's day-to-day operations and to the process of preparing its consolidated financial statements. The more significant of those risks and uncertainties, as well as the Company's method for mitigating the risks, are presented below and throughout the notes to the consolidated financial statements:

      Consolidated Financial Statements - The preparation of consolidated financial statements required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

      Reinsurance - Reinsurance contracts do not relieve the Company from its obligations to reinsureds. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Management believes that any liability arising from this contingency would not be material to the Company's financial position.

      Investments - The Company is exposed to risks that issuers of securities owned by the Company will default, or that interest rates will change and cause a decrease in the value of its investments. Management mitigates these risks by conservatively investing in high-grade securities and by matching maturities of its invesment with the anticipated payouts of its liabilities.

            (r) Reclassifications

      Certain reclassifications have been made to the prior consolidated financial statements to conform with the most current presentation.

(2)   Investments

      Fixed maturities at December 31, 1999 (in thousands) are as follows:

                                                                       Gross        Gross      Estimated
                                                         Amortized   Unrealized   Unrealized     Fair
                                                            Cost       Gains        Losses       Value
                                                         ---------   ---------    ---------    ---------
Available-for-sale:
      U.S. Treasury securities and obligations of U.S.
         Government corporations and agencies            $  87,768   $     125    $  (2,754)   $  85,139
      Obligations of states and political subdivisions      14,385           7         (475)      13,917
      Debt securities issued by foreign governments          8,400          --         (452)       7,948
      Corporate securities                                 485,996      11,638      (37,390)     460,244
      Mortgage-backed securities                           273,866       3,873      (14,164)     263,575
                                                         ---------   ---------    ---------    ---------
                                                         $ 870,415   $  15,643    $ (55,235)   $ 830,823
      Equity Securities                                     25,154       3,646       (3,915)      24,885
                                                         ---------   ---------    ---------    ---------
                                                         $ 895,569   $  19,289    $ (59,150)   $ 855,708
                                                         =========   =========    =========    =========

Held-to-maturity:
      Corporate securities                               $ 103,361   $   3,855    $  (6,222)   $ 100,994
      Mortgage-backed securities                            25,650         404       (3,829)      22,225
                                                         ---------   ---------    ---------    ---------
                                                         $ 129,011   $   4,259    $ (10,051)   $ 123,219
                                                         =========   =========    =========    =========

      Guarantee Life manages its credit risk associated with fixed maturities by diversifying its portfolio. At December 31, 1999, Guarantee Life held no corporate debt securities or foreign government debt securities of a single issuer which had a carrying value in excess of 5% of shareholders' equity.

      At December 31, 1999, Guarantee Life held $132.0 million of mortgage-backed securities issued by U.S. Government agencies and $157.2 million of mortgage-backed securities issued by Guarantee Life. At December 31, 1999, Guarantee Life held no other mortgage-backed securities of a single issuer which had a carrying value in excess of 5% of shareholders' equity. Guarantee Life's non-income earning investments in fixed maturities are not material.

      Fixed maturities at December 31, 1998 (in thousands) are as follows:

                                                                       Gross       Gross     Estimated
                                                         Amortized   Unrealized  Unrealized    Fair
                                                            Cost       Gains       Losses      Value
                                                         ---------   ---------   ---------   ---------
Available-for-sale:
      U.S. Treasury securities and obligations of U.S.
           Government corporations and agencies          $ 101,338   $   2,603   $      89   $ 103,852
      Obligations of states and political subdivisions      13,081       1,524          --      14,605
      Debt securities issued by foreign governments         15,394       1,290           4      16,680
      Corporate securities                                 506,911      21,571       5,527     522,955
      Mortgage-backed securities                           228,873       3,515       2,117     230,271
                                                         ---------   ---------   ---------   ---------
                                                         $ 865,597   $  30,503   $   7,737   $ 888,363
      Equity Securities                                     20,643       4,176         984      23,835
                                                         ---------   ---------   ---------   ---------
                                                         $ 886,240   $  34,679   $   8,721   $ 912,198
                                                         =========   =========   =========   =========
Held-to-maturity:
      U.S. Treasury securities and obligations of U.S.
           Government corporations and agencies          $   3,627   $      55   $      --   $   3,682
      Obligations of states and political subdivisions       7,654         634          --       8,288
      Corporate securities                                 133,203      11,103         658     143,648
      Mortgage-backed securities                             2,696          27          --       2,723
                                                         ---------   ---------   ---------   ---------
                                                         $ 147,180   $  11,819   $     658   $ 158,341
                                                         =========   =========   =========   =========

      Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The amortized cost and estimated fair value of fixed maturities by contractual maturity (in thousands) are as follows:

                                                           December 31, 1999
                                                        ------------------------
                                                        Amortized      Estimated
                                                          Cost        Fair Value
                                                        ---------     ----------
Due in one year or less                                 $ 34,944       $ 35,089
Due after one year through five years                    169,858        167,503
Due after five years through ten years                   279,549        265,606
Due after ten years                                      215,559        200,044
                                                        --------       --------
                                                         699,910        668,242
Mortgage-backed securities                               299,516        285,800
                                                        --------       --------
                                                        $999,426       $954,042
                                                        ========       ========

      Guarantee Life had fixed maturities, mortgage loans, preferred stocks and common stocks with carrying values aggregating $11 million as of December 31, 1999 on deposit with regulatory authorities.

      A summary of realized investment gains (losses) (in thousands) is as follows:

                                                     Years Ended December 31,
                                                  -----------------------------
                                                    1999       1998       1997
                                                  -------    -------    -------
Fixed maturities:
      Gross gains                                 $ 1,677    $ 4,669    $ 1,883
      Gross losses                                 (2,208)    (1,419)    (1,851)
Equity securities:
      Gross gains                                     654      1,944         --
      Gross losses                                   (467)        --         --
Sale of Guarantee American                             --         --        785
Other investments                                     (37)    (3,007)     1,401
Change in investment valuation allowances              --       (209)      (948)
                                                  -------    -------    -------
Realized investment gains/(losses)                $  (381)   $ 1,978    $ 1,270
                                                  =======    =======    =======

      A summary of consolidated net investment income (in thousands) is as follows:

                                                   Years Ended December 31,
                                               --------------------------------
                                                 1999        1998        1997
                                               --------    --------    --------
Fixed maturities                               $ 69,494    $ 65,313    $ 51,450
Equity securities                                   971         229         394
Mortgage loans                                    8,674       7,682       6,929
Policy loans                                      2,206       1,984       1,420
Investment real estate                            1,032         990       1,415
Other                                             7,192       3,672       3,955
                                               --------    --------    --------
                                                 89,569       9,870      65,563
Less investment expenses                         (2,313)     (2,443)     (5,510)
                                               --------    --------    --------
Net investment income from invested assets       87,256      77,427      60,053
Less discontinued operations (note 15)           (1,998)     (2,776)     (1,604)
                                               --------    --------    --------
Net investment income                          $ 85,258    $ 74,651    $ 58,449
                                               ========    ========    ========

      Investment expenses include depreciation and depletion of $0.7 million, $0.7 million and $0.6 million in 1999, 1998 and 1997, respectively.

      A summary of the components of the net unrealized appreciation on invested assets, including Closed Block, carried at fair value (in thousands) is as follows:

                                                        Years Ended December 31,
                                                        ------------------------
                                                          1999          1998
                                                        --------      --------
Unrealized appreciation/(depreciation):
      Fixed maturities available-for-sale               $(49,820)     $ 32,568
      Equity securities                                     (270)        3,485
Deferred policy acquisition costs                          6,499        (5,629)
Deferred income taxes                                     15,447       (10,648)
                                                        --------      --------
Net unrealized appreciation/(depreciation)              $(28,144)     $ 19,776
                                                        ========      ========

(3)   Mortgage Loans

      Investments in mortgage loans consist almost entirely of commercial mortgage loans which are primarily fixed-rate first mortgages on completed properties. The following table sets forth additions, reductions from payments and other charges and foreclosures related to the mortgage loan portfolio (in thousands):

                                                      Years Ended December 31,
                                                     --------------------------
                                                        1999             1998
                                                     ---------        ---------
Commercial loans:
      Beginning Balance                              $ 105,208        $  86,166
         Additions                                      18,415           25,900
         Payments and other charges                     (9,138)          (7,759)
                                                     ---------        ---------
      Ending Balance                                   114,485          104,307
Other mortgage loans                                        --              904
Valuation allowance                                     (1,475)          (1,475)
                                                     ---------        ---------
                                                     $ 113,010        $ 103,736
                                                     =========        =========

      Guarantee Life manages its credit risk associated with these loans by diversifying its mortgage portfolio by property type and geographic location. As of December 31, 1999, Guarantee Life had no single mortgage loan out-standing which had a carrying value in excess of 5% of shareholders' equity. As of December 31, 1999, all commercial mortgage loans bore a fixed interest rate and Guarantee Life had no material loans over 60 days past due. Guarantee Life had no outstanding commitments to fund mortgage loans as of December 31, 1999.

(4)   Deferred Policy Acquisition Costs

      A summary of the policy acquisition costs deferred and amortized (in thousands) is as follows:

                                                                           Years Ended December 31,
                                                                     -----------------------------------
                                                                        1999         1998         1997
                                                                     ---------    ---------    ---------
Balance at beginning of period                                       $ 144,844    $ 102,696    $  77,968
Policy acquisition costs deferred                                      102,571       80,048       55,848
Policy acquisition costs amortized                                     (79,677)     (77,964)     (57,364)
Policy acquisition costs acquired in purchase                               --       40,198       29,525
                                                                     ---------    ---------    ---------
                                                                       167,738      144,978      105,977
Change in deferred policy acquisition costs relating to unrealized
      appreciation of invested assets carried at fair value            (12,128)        (134)      (3,281)
                                                                     ---------    ---------    ---------
Total reflected in consolidated balance sheet                        $ 155,610    $ 144,844    $ 102,696
                                                                     =========    =========    =========

(5)   Reinsurance

      In the ordinary course of business, Guarantee Life assumes business from and cedes business to other insurers under a variety of contracts. The existence of ceded reinsurance constitutes a means by which Guarantee Life has underwritten a portion of its business.

      Amounts paid or deemed to have been paid for reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

      Guarantee Life's retention limit on its life insurance business in 1999 was generally $150,000 on a life risk in the Employee Benefits and Group Special Markets Divisions, $250,000 on a life risk for individual business originally written through Guarantee Life. Certain reinsurers have agreed to reinsure automatically all amounts on any one life in excess of the retention amount not to exceed eight times Guarantee Life's retention in 1999. Amounts in excess of the automatic acceptance limits of Guarantee Life's retention may be applied for facultatively. As of December 31, 1999 and 1998, the amount of ceded life insurance in force was approximately $5.5 billion and $5.3 billion, respectively.

      Guarantee Life cedes 70% of an equity indexed annuity block on a true coinsured basis. The policyholder deposits ceded on this block amounted to $28.5 million as of December 31, 1999.

      Guarantee Life cedes 100% of its individual accident and health business. Guarantee Life's retention level on group accident and health business varies by product. On its excess loss insurance program, Guarantee Life retains 30% on the first $300,000 of eligible expenses per claim with 100% reinsurance coverage on expenses in excess of that amount.

      Effective January 1, 1995, AGL entered into a reinsurance agreement to assume $50,000,000 in existing single premium deferred annuity business from Phoenix Home Mutual Life Insurance Company ("Phoenix"). Pursuant to the terms of the reinsurance agreement, assets equal to policyholder liabilities assumed are maintained in a trust account. As of December 31, 1999, policyholder deposits related to this business amounted to $24.2 million.

      In a separate reinsurance agreement, AGL assumed 80% quota share in all production of a single deferred annuity product which was jointly developed with Phoenix. Pursuant to the terms of the reinsurance agreement, assets equal to policyholder liabilities assumed are maintained in a trust account. This reinsurance agreement can be terminated by either party with respect to new business with 90 days notice. As of December 31, 1999, policyholder deposits related to this business amounted to $4.4 million. These blocks of business were included in the business Guarantee Life Insurance assumed from AGL on October 31, 1999.

      Guarantee Life generally strives to diversify its credit risks related to reinsurance ceded; however, certain concentrations of credit risk related to reinsurance recoverables (including unearned premiums) exist with the insurance organizations listed in the table below (in thousands):

                                                                    December 31,
                                                                       1999
                                                                    -----------
RGA Reinsurance Company                                              $  31,623
Cologne Life Reinsurance Company                                        11,772
Lonestar Life Insurance Company                                         10,347
Phoenix Home Life Mutual Insurance Company                               6,204
Swiss RE Life & Health America, Inc.                                     5,150
ESG (European Specialty Limited)                                         4,849
UNUM Life Insurance Company of America                                   4,674
Lincoln National Life Insurance Company                                  4,600
Indianapolis Life Insurance Company                                      3,555
Security Life of Denver                                                  2,195
London Life Reinsurance                                                  2,147
Business Men's Assurance Company                                         2,108
Life Reassurance Corp. of America                                        2,012
John Hancock Mutual Life Insurance Company                               1,678
Great Midwest                                                            1,000
All Others                                                               8,036
                                                                     ---------
Total before discontinued operations                                   101,950
Less discontinued operations (note 15)                                 (12,629)
                                                                     ---------
Total reflected in accompanying consolidated balance sheet           $  89,321
                                                                     =========

      This underwriting activity subjects Guarantee Life to certain risks. To the extent that reinsurers who are underwriting Guarantee Life's business become unable to meet their contractual obligations, Guarantee Life retains the primary obligation to its direct policyholders because the existence of this reinsurance does not discharge Guarantee Life from its obligation to its policyholders.

      Guarantee Life has policies and procedures to approve reinsurers prior to entering into an agreement and also to monitor financial stability on a continuous basis. As of December 31, 1999 and 1998 Guarantee Life had no significant overdue reinsurance balances. As of December 31, 1999 Guarantee Life held funds and other collateral of $8.9 million related to the above recoverables.

      The effect of reinsurance on premiums and amounts earned is as follows (in thousands):

            Direct premiums and policyholder assessments   $ 459,600
            Reinsurance assumed                                6,053
            Reinsurance ceded                                (72,214)
                                                           ---------

            Net premiums and amounts earned                $ 393,439
                                                           =========

(6)   Property, Plant, and Equipment

      A summary of property, plant, and equipment (in thousands) is as follows:

                                                        December 31,
                                                  -----------------------
                                                    1999           1998
                                                  --------       --------

            Home office building                  $ 19,928       $ 19,928
            Plant and equipment                     14,007         12,767
            Less accumulated depreciation          (15,212)       (12,766)
                                                  --------       --------
                                                  $ 18,723       $ 19,929
                                                  ========       ========

(7)   Closed Block

      On December 15, 1994, Guarantee Life Insurance's Board of Directors adopted a plan to convert Guarantee Life Insurance from its mutual form to a stock life insurance company (demutualization). The Holding Company, a Delaware corporation, was formed to act as the holding company for the demutualization of Guarantee Life Insurance.

      The plan of conversion contained an arrangement, known as a Closed Block, to provide for dividends on policies that were in force on the effective date and are within the classes of individual policies for which Guarantee Life Insurance had a dividend scale in effect for 1994. Guarantee Life has maintained a book of individual life policies which are participating policies and entitle the policyholders to receive dividends based on actual interest, mortality, morbidity, and expense experience for the related policies. These dividends are distributed to the policyholders through an annual dividend using current dividend scales which are approved by the Board of Directors. These policies are now included in the Closed Block. The Company has no other participating policies.

      The Closed Block is designed to give reasonable assurance to holders of affected policies that assets will be available to support such policies, including maintaining dividend scales in effect for 1994 if the experience underlying such scales continues. The assets, including revenue therefrom, allocated to the Closed Block will accrue solely to the benefit of the holders of policies included in the block until the block is no longer in effect. Guarantee Life will not be required to support the payment of dividends on Closed Block policies from its general funds.

      The Closed Block includes only those revenues, benefits, expenses, and dividends considered in funding it. The pre-tax income of the Closed Block is reported as a single line item of total revenues from continuing operations in Guarantee Life's consolidated statements of income. Income tax expense applicable to the Closed Block, which was funded, is reflected as a component of income tax expense.

      The excess of Closed Block liabilities over Closed Block assets as of December 31, 1999, 1998 and 1997 represents the total estimated future contribution from the Closed Block expected to emerge from operations in the Closed Block after income taxes. The contribution from the Closed Block will be recognized in income over the period the policies and contracts in it remain in force.

      If, over the period the Closed Block remains in existence, the actual cumulative contribution is greater than the expected cumulative contribution, only such expected contribution would be recognized in income. The excess of the actual cumulative contribution over such expected cumulative contribution would be paid to Closed Block policyholders as additional policyholder dividends. If over such period, the actual cumulative contribution is less than expected, only such actual contribution would be recognized in income. However, dividends could be changed in the future, which would increase future actual contributions until the actual cumulative contributions equal the expected cumulative contributions. Therefore, management believes that over time the actual cumulative contributions from the Closed Block will approximately equal the expected cumulative contributions due to the effect of dividend changes.

      Summarized financial information of the Closed Block (in thousands) is as follows:

                                                                December 31,
                                                            --------------------
                                                              1999        1998
                                                            --------    --------
                                     Assets
                                     ------
Invested assets:
      Fixed maturities:
      Available-for-sale, at fair value (amortized cost
             $223,695 and $210,935)                         $213,810    $220,603
         Held-to-maturity, at amortized cost (fair value:
             $29,464 and $48,460)                             31,495      44,595
                                                            --------    --------
                                                             245,305     265,198
      Policy loans                                            44,490      46,217
      Other invested assets, net                                  --       2,693
                                                            --------    --------
Total invested assets                                        289,795     314,108
Cash and cash equivalents                                     (3,224)      2,000
Accrued investment income                                      1,984       2,367
Deferred policy acquisition costs                              8,638      10,476
Other assets                                                     997       1,381
                                                            --------    --------
Total Closed Block assets                                   $298,190    $330,332
                                                            ========    ========

                                   Liabilities
                                   -----------
Life future policy benefits                                 $297,171    $300,254
Policyholder account balances for annuity contracts              939         885
Policy and contract claims                                       755         839
Other policyholder funds                                      72,009      71,966
Dividends payable to policyholders                             7,131       7,052
Deferred income taxes                                          2,750       3,384
Other liabilities                                                618       2,553
                                                            --------    --------
Total Closed Block liabilities                              $381,373    $386,933
                                                            ========    ========

      Condensed statements of income for the Closed Block (in thousands) is as follows:

                                                                         Years Ended December 31,
                                                                      ------------------------------
                                                                        1999       1998       1997
                                                                      --------   --------   --------
Revenues:
Insurance premiums and policyholder assessments, net of reinsurance   $ 18,603   $ 20,142   $ 20,933
Investment income, net                                                  21,300     21,918     21,894
Realized investment (losses)                                               942      1,465       (155)
Other income                                                                18         46         86
                                                                      --------   --------   --------
Total revenues                                                        $ 40,863   $ 43,571   $ 42,758
                                                                      --------   --------   --------

Policyholder benefits and expenses:

Total policyholder benefits                                           $ 21,243   $ 22,162   $ 22,244
Policy acquistion costs                                                  2,096      2,071      1,983
Other insurance operating expenses                                       4,103      4,189      3,404
                                                                      --------   --------   --------
Total benefits and expenses                                             27,442     28,422     27,631
Dividends to policyholders                                              10,289     10,426     11,056
                                                                      --------   --------   --------
Contribution from Closed Block                                        $  3,132   $  4,723   $  4,071
                                                                      ========   ========   ========

(8)   Liability for Unpaid Accident and Health Claims and Claim Adjustment
      Expenses

      The change in the liability for unpaid EBD and GSM accident and health claims and claim adjustment expenses is summarized (in thousands) as follows:

                                                  Years Ended December 31,
                                            -----------------------------------
                                               1999         1998         1997
                                            ---------    ---------    ---------
Balance at January 1                        $ 123,186    $  98,233    $  93,881
      Less reinsurance recoverables           (39,201)     (31,781)     (38,468)
                                            ---------    ---------    ---------
      Net balance at January 1                 83,985       66,452       55,413
Incurred related to:
      Current year                            184,731      125,296       79,739
      Prior years                               3,712        5,936        1,151
                                            ---------    ---------    ---------
      Total incurred                          188,443      131,232       80,890
Paid related to:
      Current year                            129,160       74,045       48,590
      Prior years                              28,638       39,654       21,261
                                            ---------    ---------    ---------
      Total paid                              157,798      113,699       69,851
                                            ---------    ---------    ---------
Balance at December 31                        114,630       83,985       66,452
      Plus reinsurance recoverables            27,451       39,201       31,781
                                            ---------    ---------    ---------
      Balance at December 31                $ 142,081    $ 123,186    $  98,233
                                            =========    =========    =========

      The liability for unpaid accident and health claims and claim adjustment expenses is included in policy and contract claims and future policy benefits: accident and health, on the consolidated balance sheet. As a result of a change in the estimate of insured events in prior years, the provision for claims and claim adjustment expenses increased (net of reinsurance) by approximately $3,700, $6,000 and $1,000 in 1999, 1998 and 1997, respectively.

(9)   Federal Income Taxes

      The actual federal income tax expense attributable to income from continuing operations differs from the amounts computed by applying the U.S. federal income tax rate of 35% to income from continuing operations before income taxes as a result of the following (in thousands):

                                                      Years Ended December 31,
                                                    ----------------------------
                                                     1999       1998       1997
                                                    ------     ------     ------
Computed "expected"  tax expense                    $  833     $5,039     $9,008
Increase in income taxes resulting from:
      Other, net                                        --         --         90
                                                    ------     ------     ------
      Total                                         $  833     $5,039     $9,098
                                                    ======     ======     ======

      Total income taxes, substantially all of which are federal, are recorded in the consolidated statements of income and directly in certain shareholders' equity accounts. Income tax expense (benefit) was allocated as follows: (in thousands):

                                                                                 Years Ended December 31,
                                                                             --------------------------------
                                                                               1999        1998        1997
                                                                             --------    --------    --------
Statements of Income:
Current                                                                      $  8,254    $ 11,356    $ 12,094
Deferred                                                                       (7,421)     (6,317)     (2,996)
                                                                             --------    --------    --------
Total income taxes from continuing operations                                     833       5,039       9,098
Income tax expense (benefit) in discontinued operations                           202        (177)       (107)
                                                                             --------    --------    --------
Income taxes included in the statements of income                            $  1,035    $  4,862    $  8,991
Shareholders' Equity:
Deferred income taxes related to unrealized appreciation (depreciation) of invested securities within accumulated other comprehensive income
   carried at fair value, net                                                 (26,095)      3,635       4,906
                                                                             --------    --------    --------
Total income taxes                                                           $(25,060)   $  8,497    $ 13,897
                                                                             ========    ========    ========

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities (included in other liabilities) are presented below (in thousands):

                                                            Years Ended December 31,
                                                          ---------------------------
                                                            1999      1998      1997
                                                          -------   -------   -------
Deferred tax assets:
      Policy liabilities                                  $47,344   $29,828   $30,707
      Unrealized loss on investments available for sale    15,447        --        --
      Net operating loss carryovers                         7,638     7,739     5,122
      Other                                                15,115    10,162    10,110
                                                          -------   -------   -------
      Net deferred tax assets                             $85,544   $47,729   $45,939
Deferred tax liabilities:
      Deferred policy acquisition costs                    46,055    31,923    35,475
      Unrealized gain on investments available for sale        --    10,648     7,013
      Other                                                 3,106     2,291     3,266
                                                          -------   -------   -------
      Total gross deferred tax liabilities                 49,161    44,862    45,754
                                                          -------   -------   -------
      Net deferred tax assets                             $36,383   $ 2,867   $   185
                                                          =======   =======   =======

      As discussed in note 1, Guarantee Life carries its invested securities classified as available-for-sale at fair value. For federal income tax purposes, Guarantee Life believes it is not a dealer with respect to these investment securities and, therefore, recognizes gains and losses on such investment securities only when they are sold.

      As of December 31, 1999, Guarantee Life does not believe any valuation allowance with respect to the gross deferred tax assets is necessary as it is more likely than not that these deferred tax assets will be realized due to the expected reversal of existing temporary differences attributable to gross deferred tax liabilities and the carryback potential of prior year income taxes paid.

      Prior to 1984, a portion of Guarantee Protective's current income was not subject to current income tax but was accumulated for income tax purposes in a memorandum account designated as "policyholders' surplus." The total of the life companies' balances in their respective "policyholders' surplus" accounts at December 31, 1983 was frozen by the Tax Reform Act of 1984 and, accordingly, there have been no additions to the accounts after that date. Certain triggering events will cause a recapture of all or part of the "policyholders' surplus" account. Any amounts recaptured must be included in taxable income and may not be offset by any existing NOL carryovers. As of December 31, 1999, the balance of Guarantee Protective's "policyholders' surplus" account was approximately $2.4 million. In addition, the accumulated amount of income subject to current taxation, less certain adjustments, is set aside in another special memorandum tax account called a "shareholders' surplus" account. Dividends paid by Guarantee Protective in excess of the balance in the "shareholders' surplus" account cannot be paid without a portion of the "policyholders' surplus" becoming taxable. The balance of Guarantee Protective's "shareholders' surplus" account was $1.2 million as of December 31, 1999.

      During the years ended December 31, 1999, 1998, and 1997, Guarantee Life's cash payments for federal income taxes were $11.6 million, $8.7 million, and $10.1 million, respectively.

      Guarantee Life has net operating loss carryovers (NOL) as of December 31, 1999 of approximately $21.8 million. These NOLs, if not utilized, will expire in the years 2000 to 2018. A majority of these NOLs relate to non-life members.

(10)  Employee Benefit Plans

      Pension Plans

      Guarantee Life Insurance has a noncontributory defined benefit cash balance pension plan (qualified plan) covering substantially all home office employees. Contributions credited to a participant based on a percentage (determined by the participation age) times eligible compensation. Interest credited rates are also applied annually.

It is Guarantee Life Insurance's policy to fund pension costs in accordance with the requirements of the Employee Retirement Income Security Act of 1974 and, based on such standards, no funding was required for each of the years presented. Substantially all of the plan assets are invested in the general and separate investment accounts of two life insurance companies. The plan will be merged into the Jefferson Pilot defined benefit pension plan at December 31, 2000.

      Net periodic benefit cost related to the qualified plan included the following components (in thousands):

                                                     Years Ended December 31,
                                                  -----------------------------
                                                    1999       1998       1997
                                                  -------    -------    -------
Service cost-benefits earned during the year      $ 2,188    $ 1,682    $ 1,752
Interest cost on projected benefit obligations      2,034      1,939      1,811
Actual return on plan assets                       (3,314)    (2,951)    (5,479)
Net amortization and deferral                        (617)      (523)     2,450
                                                  -------    -------    -------
Net periodic benefit cost                         $   291    $   147    $   534
                                                  =======    =======    =======

      The changes in benefit obligation and plan assets for the qualified plan included in the consolidated balance sheets are as follows (in thousands):

                                                               December 31,
                                                          ---------------------
                                                            1999         1998
                                                          --------     --------
Change in projected benefit obligation:
Projected benefit obligation at beginning of year         $ 32,620     $ 30,866
      Service cost                                           2,188        1,682
      Interest cost                                          2,034        1,939
      Plan amendments                                           --       (1,597)
      Actuarial loss                                        (4,880)       1,490
      Benefits paid                                         (3,822)      (1,760)
                                                          --------     --------
Projected benefit obligation at end of year               $ 28,140     $ 32,620
                                                          --------     --------
Change in fair value of plan assets:
      Plan assets at beginning of year                    $ 42,066     $ 37,528
      Actual return on plan assets                           2,612        6,298
      Benefits paid                                         (3,822)      (1,760)
                                                          --------     --------
Plan assets at end of year                                $ 40,856     $ 42,066
                                                          --------     --------

Funded status                                             $ 12,716     $  9,446
Unrecognized net actuarial gain                            (12,002)      (8,141)
Unrecognized prior service cost                             (1,349)      (1,473)
Unrecognized net asset at transition                          (527)        (703)
                                                          --------     --------
Accrued pension benefit cost                              $ (1,162)    $   (871)
                                                          ========     ========

      The assumptions used in determining pension information were as follows:

                                                 Years Ended December 31,
                                                --------------------------
                                                1999       1998       1997
                                                ----       ----       ----
      Discount rate assumed                     7.50%      6.50%      6.75%
      Rate of compensation progression          5.50       5.50       5.50
      Expected return on assets                 8.00       8.00       8.00

      Guarantee Life maintained two nonqualified pension plans to provide equal retirement benefits for employees whose benefits would otherwise be restricted due to Internal Revenue Code restrictions or the deferral of compensation. As of December 31, 1999 and 1998, Guarantee Life's unfunded liability for these plans was approximately $1.5 million and $2.1 million, respectively, which has been accrued for in these statements. As a result of the change in control, these two plans were terminated.

      Retiree Benefit Plans

      In addition to providing pension benefits, Guarantee Life provides certain life insurance benefits for retired employees. Substantially all employees may become eligible for those benefits if they reach normal retirement age while working for Guarantee Life. The benefits are determined at retirement and are based upon retirement age, length of service and amount of group term life insurance in force at retirement, subject to a maximum amount of $50,000. Guarantee Life has established a liability in the amount of $250 thousand and $1.1 million as of December 31, 1999 and 1998, respectively. The liability is based upon the present value (including mortality and persistency) of the amount required to fund the obligation. Guarantee Life recognizes the cost of providing these benefits as earned. Guarantee Life does not have a separate plan for retiree medical benefits. No significant medical benefits have been paid for retirees for the years presented. No formal decision has been made regarding the future of this plan.

      Incentive Compensation, Deferred Compensation, Phantom Stock and 401(k) Plans

      Guarantee Life maintains the 1994 Long-Term Incentive Plan (Incentive
Plan), which includes incentive and nonqualified stock options, performance shares and, under limited circumstances, restricted stock to officers and key employees of Guarantee Life. The maximum number of shares of common stock that could be issued under the Incentive Plan was increased by 600,000 in May 1997 to 1,345,828. The options vest in annual increments of 25% beginning on the second anniversary of the grant date. Guarantee Life also maintains the Directors Stock Incentive Plan (Directors Plan) which includes nonqualified stock options for the members of the Board of Directors of the Holding Company. The maximum number of shares of common stock that could be issued under the Directors Plan is 90,000. The options vest six months after grant date. Under both plans, the exercise price of each option equaled the market price of the Holding Company's stock on the date of grant, and an option's maximum term is ten years.

      In February 1997, Guarantee Life's Board of Directors approved the 1997 Associate Stock Incentive Plan (Associate Plan). Under this plan, nonqualified stock options could be granted to employees and agents. The maximum number of shares of common stock that could be issued under the Associate Plan is 120,000.

      These three plans (Incentive Plan, Directors Plan and Associate Plan) were terminated December 31, 1999, due to the change in control.

      Guarantee Life applies APB Opinion No. 25 and related interpretations in accounting for the Incentive Plan, Associate Plan and the Directors Plan. Accordingly, no compensation cost has been recognized for the three plans since the exercise price of the options was equal to the fair value of the company's common stock on the date of grant. Had compensation cost been determined using a fair value based method, Guarantee Life's net income would have been reduced to the pro forma amounts indicated below. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for the grants during the years ended December 31, 1999, 1998 and 1997, respectively: dividend yield of 1.3%, 1.4% and 1.4%; expected volatility of 35%, 35% and 33%; risk-free interest rate of 5.50%, 5.50% and 5.87%; for expected lives of six years for the Incentive Plan options and two years for the Directors Plan option. The weighted average fair values of stock options granted in 1999, 1998 and 1997 were $17.31, $24.75 and $20.71, respectively.

                                                     Year Ended December 31,
                                                 -------------------------------
                                                   1999        1998        1997
                                                 -------     -------     -------
Net income (in thousands)
      As reported                                $ 1,920     $ 9,029     $16,444
                                                 =======     =======     =======
      Pro forma                                       --       8,127     $15,924
                                                 =======     =======     =======

      A summary of the status of Guarantee Life's stock option plans as of December 31, 1999, 1998, and 1997, and changes for the years ended is presented below:

                                                  Years Ended December 31,
                                             ----------------------------------
                                               1999         1998         1997
                                             --------     --------     --------
Outstanding, beginning of year                976,433      898,102      512,878
Granted                                        88,517      248,514      415,057
Exercised                                    (106,862)     (42,730)      (1,496)
Forfeited                                     (35,890)    (127,453)     (28,337)
Cancelled due to change in control           (922,198)          --           --
                                             --------     --------     --------
Outstanding, end of year                           --      976,433      898,102
                                             ========     ========     ========

Options exercisable at year-end                    --      209,607      143,917
                                             ========     ========     ========

      Guarantee Life maintains the Guarantee Life Insurance Company Incentive Compensation Plan (Incentive Compensation Plan) which provides short-term incentives to eligible employees based upon financial and other performance measures. As of December 31, 1999, 1998 and 1997, benefits in the amount of $5.1 million, $0.4 million and $1.7 million had been expensed and accrued for the years then ended. Certain amounts awarded under the Incentive Compensation Plan may be deferred under the Management Deferred Plan. Due to the change in control, the Incentive Compensation Plan was cancelled at December 30, 1999. Accrued amounts were paid subsequent to year-end.

      Guarantee Life maintained the Guarantee Life Insurance Company Phantom Stock Plan (Phantom Stock Plan) for certain management employees. The amounts awarded under the Phantom Stock Plan are based on long-term improvements in Guarantee Life's capital performance. At December 31, 1998, the accrued benefits of the plan included in other liabilities was $754,000. As of December 31, 1999, the Phantom Stock Plan has terminated due to a change in control. All vested benefits were paid to participants in full.

      Guarantee Life maintains the Guarantee Life Insurance Company Deferred Compensation Plan (Management Deferred Plan) and Guarantee Life Insurance Company Board of Directors Deferred Compensation Plan (Director Deferred Plan) that allow management and directors to defer compensation into an interest-bearing account, which earns interest at a rate equal to that received by employees for a Guarantee Life Insurance Company IRA, or into a separate phantom stock account. Under this phantom stock account option, contributions are deemed to have been used to purchase shares in the Holding Company at current quoted market rates. Concurrent with the declaration and payment of shareholder dividends, similar per share amounts are contributed to accounts in the Management Deferred Plan and Director Deferred Plan. At December 31, 1998, compensation in the amount of $1.9 million was accrued in these plans which fully funded the amounts due to participants. As of December 31, 1999, the Deferred Compensation Plans were terminated due to change in control. All vested benefits were paid to participants in full. Guarantee Life charged approximately $1,300,000 and $314,000 to expense relating to this plan in 1999 and 1998, respectively.

      Guarantee Life maintains the Guarantee Life Insurance Company Thrift Savings Plan (401(k) Plan) for eligible salaried employees. Effective January 1, 1999, the PFG qualified 401(k) plan was merged into the Guarantee Life Insurance Company Thrift Savings Plan. All employee contributions are vested immediately and all Company contributions are vested after three years. Guarantee Life charged $719,000, $686,000 and $594,000 to expense relating to this plan in 1999, 1998 and 1997, respectively. This plan will be merged into Jefferson Pilot's 401(k) Plan at December 31, 2000.

      PFG maintains a nonqualified, unfunded deferred compensation plan for certain key management personnel and certain directors which provides for payments upon retirement, death, or disability. Under the plan, management personnel receive retirement payments equal to a portion of the average prior five years' base compensation. Directors receive retirement payments based upon the amount of years of service at PFG and their age at retirement. These payments are to be made to the individuals or their designated beneficiary for a maximum period of fifteen years for management personnel and five years for directors. The plan also provides for reduced benefits upon early retirement, disability, or termination of employment/service. The plan provided for full vesting immediately upon a change in control of PFG, as occurred with the acquisition by Guarantee Life. At December 31, 1999 and 1998, the accrued benefits of the plan included in other liabilities were $2.5 million and $4.1 million, respectively. Due to the change in control, the plan will be terminated in 2000, with all vested amounts to be paid to participants.

(11)  Fair Value Information

      The carrying value and estimated fair value of Guarantee Life's invested assets and investment type insurance contracts (without material mortality risk) were as follows (in thousands):

                                                As of December 31,
                                 -------------------------------------------------
                                          1999                      1998
                                 -----------------------   -----------------------
                                  Carrying     Estimated    Carrying     Estimated
                                    Value     Fair Value      Value     Fair Value
                                 ----------   ----------   ----------   ----------
Assets:
      Fixed maturities           $  959,834   $  954,042   $1,035,543   $1,046,704
      Equity securities              24,885       24,885       23,835       23,835
      Mortgage loans                113,010      109,901      103,736      109,438
      Policy loans                   32,527       32,527       31,767       29,730
      Investment real estate          3,162        7,904        3,211        7,800
      Other invested assets          14,236       14,236       54,970       54,970
Liabilities:
      Annuity contracts          $  324,255   $  317,001   $  349,834   $  336,326
      Other policyholder funds       51,475       51,475       43,751       43,751
                                 ==========   ==========   ==========   ==========

(12)  Regulatory Matters

      A reconciliation of statutory net income determined for Guarantee Life under statutory accounting practices to that reflected herein (in thousands and including Closed Block and discontinued operations) is as follows:

                                                   Years Ended December 31,
                                               --------------------------------
                                                 1999        1998        1997
                                               --------    --------    --------
Net gain from operations as reported to
      regulatory authorities                   $ 17,958    $ 26,035    $ 15,078
Pre-acquisition statutory earning                    --     (10,131)         --
Change in deferred acquisition costs             10,776      (3,437)     (3,210)
Deferred federal income taxes                     7,421       6,317       2,996
Differences in statutory and GAAP reserves      (26,540)     (1,332)      1,074
Other, net                                       (7,695)     (8,423)        506
                                               --------    --------    --------
Net income as reported herein                  $  1,920    $  9,029    $ 16,444
                                               ========    ========    ========

      A reconciliation of statutory surplus for Guarantee Life determined under statutory accounting practices to shareholders' equity reflected herein (in thousands and including Closed Block and discontinued operations):

                                                             Years Ended December 31,
                                                             ------------------------
                                                                 1999         1998
                                                              ---------    ---------
Statutory surplus as reported to regulatory authorities       $ 157,477    $ 165,650
Deferred policy acquisition costs                               155,610      144,844
Deferred federal income taxes                                    36,383        6,251
Asset valuation and interest maintenance reserves                28,310       29,175
Fixed maturities available-for-sale unrealized appreciation     (49,820)      32,568
Insurance reserves                                              (71,733)     (45,193)
Shareholders' equity in Holding Company                         (95,764)    (110,016)
Other, net                                                       22,479        6,763
                                                              ---------    ---------
Shareholders' equity as reported herein                       $ 182,942    $ 230,042
                                                              =========    =========

      Under the NAIC solvency monitoring program known as Risk-Based Capital
(RBC), Guarantee Life's insurance subsidiaries are required to measure its solvency against certain parameters. As of December 31, 1999, Guarantee Life Insurance exceeded the established minimums in the RBC program. In addition, Guarantee Life Insurance exceeded the minimum statutory capital and surplus requirements of its state of domicile, Nebraska.

      The payment of dividends by Guarantee Life Insurance is subject to restrictions set forth in the insurance laws and regulations of Nebraska. Under state law, Guarantee Life Insurance may pay, within a twelve-month period, dividends only from the earned surplus arising from its business and must receive the prior approval of the state departments to pay a dividend, if such dividend would exceed the greater of (i) 10% of statutory capital and surplus as of the preceding year end or (ii) the net gain from operations for the previous calendar year. State law gives the broad discretion to disapprove requests for dividends in excess of these limits.

      The Board of Directors of Guarantee Life Insurance declared a $15 million extraordinary dividend to the Holding Company in November 1997, which was paid in January 1998. In December 1998, the Board of Directors of Westfield declared and paid a $20 million extraordinary distribution of excess capital to the Holding Company. The State of Nebraska approved both of these transactions. In September 1998, AGL's Board of Directors declared and paid a $2.4 million dividend to PFG, Inc. No dividends were paid in 1999. In 2000, Guarantee Life Insurance can declare a dividend of up to $18.0 million without permission from the Nebraska Department of Insurance.

(13)  Commitments and Contingencies

      Guarantee Life is party to certain claims and legal actions arising during the ordinary course of business. In the opinion of management, after consulting with legal counsel, these matters will not have a material adverse effect on the operations or financial condition of Guarantee Life. Guarantee Life has accrued $5 million as its best estimate of the cost to settle its outstanding litigation.

      At December 31, 1998, Guarantee Life had debt obligations outstanding totaling $112.5 million from available credit totaling $132.5 million. This debt consisted of a six-year Senior Secured Term Loan Facility with a balance of $82.5 million and a five-year Senior Secured Revolving Credit Facility with a balance of $30 million. These Facilities are part of a credit agreement dated May 28, 1998 with eleven banks including Chase Manhattan Bank who acts as lender and administrative agent. The interest rate is computed as LIBOR plus a margin based upon Guarantee Life's leverage ratio and AM Best Rating. This rate was 6.75% at December 31, 1998. As a result of the change in control, the debt obligation was paid off.

      Guarantee Life's credit agreement contains certain restrictions and covenants related to, among other, minimum net worth, leverage ratio, interest coverage ratio and Risk-Based Capital ratio. Prior to the debt pay-off, Guarantee Life was in compliance with these covenants.

      Guarantee Life has commitments under noncancelable operating leases for facilities principally used by regional and district offices. Rental expense and associated future minimum lease payments required under these leases are insignificant.

(14)  Related Party Transaction

      On December 30, 1999, Jefferson Pilot Corporation advanced Guarantee Life $91.3 million for the purpose of retiring their external credit facility. At December 31, 1999, this liability was outstanding.

(15)  Discontinued Operations

      In November 1994, Guarantee Life made a decision to withdraw from its alternative workers' compensation benefit program segment. To facilitate its exit, Guarantee Life entered into a reinsurance arrangement whereby it cedes 80% of all claims incurred after October 31, 1994. In addition, Guarantee Life entered into a reinsurance arrangement to limit its exposure to $10,000 per claim relating to its 20% retention.

      Concurrent with the implementation of the reinsurance coverage, Guarantee Life amended its agreement with the managing general agent which marketed this product for Guarantee Life, whereby Guarantee Life agreed to write new or renewal business for this line only until the earlier replacement by another insurance carrier or November 1, 1995. In September 1995, a replacement carrier began issuing policies in Louisiana and Georgia. Effective November 1, 1995, Guarantee Life ceased writing Special Risk policies.

      Guarantee Life intends to allow the liabilities related to this business to run off, unless an appropriate sale can be made. Guarantee Life does not believe the disposal of this segment will result in a loss which would be significant. Any gain resulting from a potential disposition would be recognized when realized using the installment method of accounting.

      The composition of the assets (liabilities) classified as discontinued are as follows:

                                                               December 31,
                                                           --------------------
                                                             1999        1998
                                                           --------    --------
Ceded reinsurance recoverables                             $ 12,629    $ 29,758
Policy and contract claims                                  (34,435)    (51,042)
Other liabilities                                               186         209
                                                           --------    --------
Net liabilities relating to discontinued operations        $(21,620)   $(21,075)
                                                           ========    ========

      The results of operations for the discontinued segment are as follows:

                                                          Years Ended December 31,
                                                       -----------------------------
                                                         1999       1998       1997
                                                       -------    -------    -------
Net premiums                                           $   (21)   $    28    $  (581)
Investment income, net and realized investment gains     1,969      2,937      1,634
Ceding commissions                                          --         14        241
                                                       -------    -------    -------
Total revenues                                           1,948      2,979      1,294
Net policyholder benefits                                  552      3,015     (1,307)
Policy acquisition costs and other operating expense       820        469      2,903
                                                       -------    -------    -------
Income (loss) before income taxes                          576       (505)      (302)
Income tax expense (benefit)                              (202)      (177)      (107)
                                                       -------    -------    -------
Net income (loss) from discontinued operations         $   374    $  (328)   $  (195)
                                                       =======    =======    =======

PART C      OTHER INFORMATION

ITEM 24.    FINANCIAL STATEMENTS AND EXHIBITS

      (a)   Financial Statements

            All required financial statements are included in Part A and Part B of this Registration Statement.

      (b)   Exhibits:

            (1) (a) Resolution of the Board of Directors of Alexander Hamilton
                Life Insurance Company of America authorizing establishment of the Separate Account (filed herewith)

                (b) Resolution of Board of Directors of Jefferson Pilot Financial Insurance Company authorizing transfer of the Separate Account and amending and restating resolution authorizing establishment of the Separate Account (filed herewith)

            (2) Not Applicable.

            (3) (a) Separate Account Distribution Agreement by and between
                Jefferson Pilot Variable Corporation, Jefferson Pilot Financial Insurance Company, and JPF Variable Annuity Separate Account 4/

                (b) Amendment to Separate Account Distribution Agreement (filed herewith)

            (4) (a) Specimen Contract for the Alexander Hamilton Life Insurance
                Company of America Variable Annuity (filed herewith)

                (b) Specimen IRA Endorsement (filed herewith)

                (c) Specimen IRA Disclosure and Financial Disclosure Endorsement (filed herewith)

                (d) Specimen TSA Endorsement (filed herewith)

                (e) Specimen 401(a) Endorsement (filed herewith)

                (f) Specimen Endorsement of Contract by Jefferson Pilot Financial Insurance Company (filed herewith)

            (5) (a) Form of Application for the Alexander Hamilton Life
                Insurance Company of America Variable Annuity Contract 1/

                (b) Specimen Application Supplement for 1035 Exchange (filed herewith)

            (6) (a) Amended and Restated Articles of Incorporation and
                Redomestication of Jefferson Pilot Financial Insurance Company (filed herewith)

                (b) By-Laws of Jefferson Pilot Financial Insurance Company (filed herewith)

            (7) Not Applicable

            (8) (a)(1) Participation Agreement by and between Alexander Hamilton
                Life Insurance Company of America, Fidelity Distributors Corporation and Variable Insurance Products Fund 1/

                (a)(2) Novation letter and agreement (filed herewith)

                (b)(1) Participation Agreement by and between the Alexander Hamilton Life Insurance Company of America, Fidelity Distributors Corporation and Variable Insurance Products Fund II 1/

                (b)(2) Novation letter and agreement (filed herewith)

                (c)(1) Participation Agreement by and between Alexander Hamilton Life Insurance Company of America, Massachusetts Financial Services Company and MFS Variable Insurance Trust 1/

                (c)(2) Novation letter and agreement (filed herewith)

                (d)(1) Participation Agreement by and between Alexander Hamilton Life Insurance Company of America, OppenheimerFunds, Inc. and Oppenheimer Variable Account Funds 2/

                (d)(2) Novation letter and agreement (filed herewith)

            (9)   Opinion and Consent of Counsel (filed herewith)

            (10)  Consent of Ernst & Young LLP (filed herewith)
                  Consent of KPMG LLP (filed herewith)

            (11)  Not Applicable

            (12)  Not Applicable

            (13)  Schedule of Computation of Performance 3/

            (14)  Not Applicable

            --------------------------------------------------------------------

      1/ Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 for the Alexander Hamilton Variable Annuity Separate Account filed on February 26, 1998 (Registration No. 33-75714).

      2/ Incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 for the Alexander Hamilton Variable Annuity Separate Account filed on April 20, 1998 (Registration No. 33-75714).

      3/ Incorporated by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4 for the Alexander Hamilton Variable Annuity Separate Account filed on April 18, 2000 (Registration No. 333-75714).

      4/ Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 for the JPF Variable Annuity Separate Account, filed on June 9, 2000 (Registration Statement No. 333-94539.

ITEM 25.    DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name and Principal            Position and Offices
Business Address              with Depositor

David A. Stonecipher          Director; Chairman of the Board and
                              Chief Executive Officer

Kenneth C. Mlekush            Director; President

Dennis R. Glass               Director; Executive Vice President

Robert D. Bates               Director
                              8801 Indian Hills Drive
                              Omaha, NE  68114

John D. Hopkins               Executive Vice President and General Counsel

Charles C. Cornelio           Executive Vice President

Leslie L. Durland             Executive Vice President

John C. Ingram                Executive  Vice President

Reggie D. Adamson             Senior Vice President

Ronald R. Angarella           Senior Vice President
One Granite Place
Concord, NH 03301

Hal B. Phillips, Jr.          Senior Vice President and Chief Life Actuary

Richard T. Stange             Senior Vice President, Deputy General Counsel

David K. Booth                Vice President
One Granite Place
Concord, NH 03301

Kenneth S. Dwyer              Vice President

Peter N. Ellinwood            Vice President
One Granite Place
Concord, NH 03301

Ronald H. Emery               Vice President
One Granite Place
Concord, NH 03301

Patrick A. Lang               Vice President
One Granite Place
Concord, NH 03301

Shari J. Lease                Vice President
One Granite Place
Concord, NH 03301

Robert A. Reed                Vice President and Secretary

Russell C. Simpson            Vice President and Treasurer

Frank A. Sutherland, Jr.      Vice President

John A. Weston                Vice President
One Granite Place
Concord, NH  03301

*/ Except as otherwise noted, the principal business address for each officer and director is 100 N. Greene St., Greensboro, North Carolina 27401.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Company owns the assets comprising each Variable Sub-account of the Registrant. The Company is a wholly-owned subsidiary of Jefferson-Pilot Corporation.

Separate financial statements are filed for the Registrant.

The following is a list of corporations controlled by Jefferson-Pilot
Corporation:

Names of Subsidiaries                      Organized Under Laws  % Voting Stock
                                                    of:             Owned by
Jefferson-Pilot Life Insurance Company        North Carolina          100%
Jefferson Pilot Variable Corporation          North Carolina          100%
Jefferson-Pilot Communications Company        North Carolina          100%
First Alexander Hamilton Life Insurance
Company                                          New York             100%
Jefferson Pilot Financial Insurance
Company                                          Nebraska             100%
Jefferson Pilot LifeAmerica Insurance
Company                                         New Jersey            100%
Jefferson Pilot Securities Corporation         New Hampshire          100%
Jefferson Pilot Investment Advisory
Corporation                                      Tennessee            100%
The Guarantee Life Companies, Inc.               Delaware             100%
PFG, Inc.                                      Pennsylvania           100%
Westfield Assigned Benefits Company                Ohio               100%
The Polaris Group, Inc.                         Connecticut           100%
Polaris Financial Services, Inc.                Connecticut           100%
Polaris Advisory Services, Inc.                 Connecticut           100%

Omitted from the list are subsidiaries of Jefferson-Pilot Corporation and the other companies listed which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary. Since none of the companies listed is a subsidiary of the registrant, only the financial statements of the registrant are filed.

ITEM 27.  NUMBER OF CONTRACT OWNERS


As of July 19, 2000, there were 5,405 Contract Owners of the Contracts, 2,416 of which owned non-qualified Contracts and 2,989 of which owned qualified Contracts.


ITEM 28.  INDEMNIFICATION

The following provisions regarding the Indemnification of Directors and Officers of the Depositor are applicable:

Section 21-2004 of the Nebraska Business Corporation Act, in general, allows a corporation to indemnify any director, officer, employee or agent of the corporation for amounts paid in settlement actually and reasonably incurred by him or her in connection with an action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In a case of a derivative action, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless a court in which the action was brought shall determine that such person is fairly and reasonably entitled to indemnify for such expenses which the Court shall deem proper.

Article 6 of the Amended and Restated Charter of Jefferson Pilot Financial Insurance Company states: "The Corporation shall have the power to indemnity its directors to the fullest extent permitted by law."

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers, or controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITER

      (a) Jefferson Pilot Variable Corporation also acts as principal underwriter for the following:

      -   JPF Separate Account A of Jefferson Pilot Financial Insurance Company
      -   JPF Separate Account C of Jefferson Pilot Financial Insurance Company
      -   JPF Separate Account B of Jefferson Pilot LifeAmerica Insurance
          Company
      -   JPF Separate Account D of Jefferson Pilot LifeAmerica Insurance
          Company
      -   Jefferson Pilot Variable Fund, Inc.
      - JPF Variable Annuity Separate Account of Jefferson Pilot Financial Insurance Company

      (b) The Directors and Officers of Jefferson Pilot Variable Corporation, the principal underwriter for the Registrant, are as follows:

Name and                Principal Positions and
Business Address        Offices with Underwriter

Ronald R. Angarella     Director and President
David K. Booth          Vice President, Marketing
W. Thomas Boulter       Assistant Vice President, Variable Product Compliance
Lisa S. Clifford        Assistant Vice President, Compliance
Charles C. Cornelio     Director
Carol R. Hardiman       Director
Shari J. Lease          Secretary
John A. Weston          Chief Financial Officer

Address (except as otherwise noted):
One Granite Place
Concord, NH 03301

(c)

                (1)                           (2)              (3)             (4)           (5)
                                       Net Underwriting
                                         Discounts and     Compensation     Brokerage
   Name of Principal Underwriter          Commissions     and Redemption   Commissions   Compensation
Jefferson Pilot Variable Corporation           $0               $0             $0            $0

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by the Company at One Granite Place, Concord, New Hampshire 03301.

ITEM 31.  MANAGEMENT SERVICES.

None.

ITEM 32.  UNDERTAKINGS

      (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as premium payments under the Contract may be accepted (except in accordance with SEC staff no-action correspondence)

      (b) Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the Contract Application that an applicant can check to request a Statement of Additional Information.

      (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to the Company at the address or phone number listed in the Prospectus.

      (d) Jefferson Pilot Financial Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Jefferson Pilot Financial Insurance Company.

SECTION 403(b) REPRESENTATIONS

The Company represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Contracts, and that paragraphs numbered (1) through (4) of that letter will be complied with.

STATEMENT PURSUANT TO RULE 6c-7: TEXAS OPTIONAL RETIREMENT PROGRAM

The Company and the Separate Account rely on 17 C.F.R. Section 270.6c-7, and represent that the provisions of that Rule have been or will be complied with.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greensboro, State of North Carolina on this 31st day of July, 2000.

                  JPF VARIABLE ANNUITY SEPARATE ACCOUNT II

                  JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
                  Depositor


                  /s/ David A. Stonecipher
                  ----------------------------------------
                  David A. Stonecipher
                  Chairman of the Board,
                  Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures                          Title                               Date
----------                          -----                               ----

/s/ David A. Stonecipher            Director; Chairman of the Board     July 31, 2000
------------------------------      and Chief Executive Office
Davis A. Stonecipher

/s/ Kenneth C. Mlekush              Director; President                 July 31, 2000
------------------------------
Kenneth C. Mlekush

/s/ Dennis R. Glass                 Director, Executive                 July 31, 2000
------------------------------      Vice President and Chief
Dennis R. Glass                     Financial

/s/ Reggie D. Adamson               Senior Vice President and           July 31, 2000
------------------------------      Chief Accounting Officer
Reggie D. Adamson

/s/ Robert D. Bates                 Director                            July 31, 2000
------------------------------
Robert D. Bates

                                  EXHIBIT INDEX
Exhibit
  No.                        Description of Exhibit                     Page No.
 1(a)       Resolution of Board of Directors of Alexander Hamilton
            Life Insurance Company of America authorizing
            establishment of the Separate Account
 1(b)       Resolution of Board of Directors of Jefferson Pilot
            Financial Insurance Company authorizing transfer of the
            Separate Account and amending and restating resolution
            authorizing establishment of the Separate Account
 3(b)       Form of Amendment to Separate Account Distribution
            Agreement
 4(a)       Specimen Contract for the Alexander Hamilton Life
            Insurance Company of America Variable Annuity
 (b)        Specimen IRA Endorsement Specimen IRA Disclosure and
            Financial Disclosure
 (c)        Endorsement
 (d)        Specimen TSA Endorsement
 (e)        Specimen 401(a) Endorsement
 (f)        Specimen Endorsement of Contract by Jefferson Pilot
            Financial Insurance Company
 5(b)       Specimen Application Supplement for 1035 Exchange
 6(a)       Amended and Restated Articles of Incorporation and
            Redomestication of Jefferson Pilot Financial Insurance
            Company
 6(b)       By-Laws of Jefferson Pilot Financial Insurance Company
8(a)(2)     Form of Novation letter and agreement
8(b)(2)     Form of Novation letter and agreement
8(c)(2)     Form of Novation letter and agreement
8(d)(2)     Form of Novation letter and agreement
   9        Opinion of Counsel
  10        Consent of Ernst & Young LLP,
            Consent of KPMG LLP